MANAGEMENT REPORT – 1st HALF OF 2013

To our Stockholders

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the first half of 2013, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP) and the National Council of Private Insurance (CNSP).

The information included in this material is available on the Investor Relations’ website of Itaú Unibanco: www.itau-unibanco.com.br/ri > Financial Information >Financial Statements > BRGAAP > 2013. Our financial information may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (APP).

1)	ECONOMIC ENVIRONMENT

The first half of 2013 witnessed important changes in the economic scenario. The outlook for the U.S. economy is better: growth and job creation continued stable despite the tax adjustment. This made the Federal Reserve Bank signal that the monetary policy conditions are gradually returning to normality. As a result, the long-term interest rate has increased, and consequently the US dollar became stronger, capital flows got back to the USA and prices of financial assets fell in the emerging countries.

China has posted lower growth rates, since authorities are more focused on reforms than on short-term performance. Emerging economies have slowed down and Europe continues in recession.

In the domestic scenario, the economy fundamentals suggest a growth of the Brazilian GDP between 2.0% and 2.5% in 2013, therefore higher than in 2012.

After sticking around 2.00 R$/US$, the exchange rate depreciated in May and July due to the strengthening of the US dollar in relation to the currencies of the emerging economies and due to hindrances in the domestic economy, it dropped at 2.22 R$/US$ (June 2013).

Inflation measured by IPCA continues to be under pressure and breached the ceiling target in June. The impact of a more depreciated Real over inflation should make up for the decrease in the food inflation and the IPCA should close at about 6% in 2013.

In view of the inflationary pressures, the Central Bank started a cycle of increases in the Selic rate, which in July reached 8.50%. Additional increases are expected over 2013.

2)	HIGHLIGHTS

2.1)	Corporate Events

Share Bonus of 10% – on May 20, 2013, our stockholders received a new share for each 10 shares of the same type they held, free of charge, with the following benefits:

▪	the monthly dividends of R$ 0.015 per share were maintained; the total amounts paid on a monthly basis were increased by 10% as from July 1, 2013;
▪	the cost assigned to bonus shares was R$ 32.816035209943 per share, which implied an increase in the average portfolio cost, giving rise to tax benefits to the stockholder.

Repurchase of shares – in June we acquired 9 million preferred shares of own issue in the total amount of R$ 255.9 million at the average price of R$ 28.43 per share. The current repurchase program permits the acquisition of up to 100 million shares (13.7 million common shares and 86.3 million preferred shares), which will be in effect until November 4, 2013. On a voluntary basis and aiming at having transparency with the capital market agents, we monthly disclose the volumes traded and prices practiced in such trading. Please access www.itau-unibanco.com.br/ri > Corporate Governance > Repurchase of Shares to obtain further information.

IRB - Brasil Resseguros S.A. – relating to the IRB privatization process, in May our subsidiaries Itaú Seguros S.A. and Itaú Vida e Previdência S.A entered into the IRB Stockholders’ Agreement, which term is 20 years. The agreement stipulates the voting rights and new governance of IRB, which will start having private companies as its controlling stakeholders. We will disburse, by means of Itaú’s insurance companies, approximately R$ 2.3 million and at the end of the process we will hold 15% of IRB voting capital stock. The transaction was approved by the Administrative Council for Economic Defense (CADE) and it is pending approval by the Brazilian Federal Court of Auditors (TCU), and subsequent ratification of a capital increase by the Superintendency of Private Insurance (SUSEP).

2.2)	Acquisitions and Partnership

We highlight below the acquisition and partnership transactions carried out by Itaú Unibanco in the second quarter, which consummations are subject to approval of proper regulatory authorities, and which will not give rise to significant accounting effects on our results.

Credicard – on May 14 we entered into, upon the immediate publication of a Significant Event, an agreement with Banco Citibank S.A. for the purchase of Credicard and Citifinancial, for the amount of R$ 2.8 billion, including the “Credicard” brand. As these companies are responsible for the offer and distribution of financial products and services, particularly personal loans and credit cards, this operation involves a base of 4.8 million credit cards, with a corresponding loan portfolio of R$ 7.3 billion (gross amount in December 2012).

Cencosud – we signed in June a Memorandum of Understanding with the Chilean retail network Cencosud S.A., building up a strategic alliance for 15 years, and this association will be engaged in the offer of financial products and services related to the issue and operation of credit cards in its business in Chile and Argentina. Through this transaction, Cencosud will receive the approximate amount of US$ 307 million, subsequently 51% of its capital will be held by Itaú Unibanco and 49% by Cencosud.

BMG Seguradora S.A. – also in June 2013, by means of Banco Itaú BMG Consignado S.A., we entered into an agreement with Banco BMG S.A. to acquire 99.996% of the shares issued by BMG Seguradora S.A. for approximately R$ 85 million. BMG Seguradora will enter into exclusivity agreements for the distribution of insurance products to be linked to the products sold by the association and Banco BMG.

Citibank in Uruguay – by means of our subsidiary Banco Itaú Uruguay S.A., we entered into a final agreement with Citibank N.A. Uruguay Branch for the acquisition of the retail operation carried out by Citi in Uruguay. Thus, we will take control of a portfolio with over 15,000 clients in Uruguay related to the retail operation (current account, savings and time deposits).

2.3)	Technology

We continue focusing our investments on improving availability and becoming more agile in the delivery of our products and services to our millions of clients. These initiatives, aiming at increasing our efficiency, are part of our investment of R$ 10.4 billion announced in 2012.

Investments – 82% of the construction of new data centers in the interior of São Paulo have been completed, with cutting-edge resources that will provide us with more agility and safety to serve our clients. The completion of the civil works will occur in the first quarter of 2014, when the setup and migration to the technology environment will begin. In January 2013, we received the Tier III certification (assessment and ranking in 4 levels relating to the functionality, capacity and expected availability or performance of an infrastructure project of a data processing center) from Uptime Institute for the executive project. IT works and planning are on the schedule.

Social Networks – our Facebook page reached over 5.9 million fans, and we currently are the bank with the most number of fans in the world. In addition to this social network page, we have over 42 thousand followers on Twitter, and over 43 million views on our YouTube channel. We were also acknowledged by our invaluable use of online media, and we have been ranked first in the Top of Mind Internet since it was created.

2.4)	Client Service

New branch model – in April 2003, we opened the second branch specially refurbished for a mall, with a new visual and service proposal: Located in the Ibirapuera shopping mall in São Paulo, the space presents a new concept of client service, with a differentiated layout inspired by the visual concept of a store. Focusing on the relationship with the client as a way to strengthen the contact with the public, the branch is opened from 12 a.m. to 8 p.m., with exclusive service to the bank’s clients from 5 p.m. The first branch with this concept was opened last year in the Villa Lobos shopping mall.

Like the change in client service hours in branches located in commercial corridors, this one was also adopted to adapt the bank to the routine of our clients. By using technology, our clients have access to the bank’s complete portfolio of services and all materials on financial education. This model is planned to be extended to other malls and trade centers in Brazil.

National Plan for Consumption and Citizenship – launched by the federal government in March 2013, aiming at assuring improvement in the quality of products and services and stimulate better consumer relations in Brazil, we were the first company in Brazil to adopt the plan. Based on three pillars, which involves the Relationship with the National System of Consumer Protection (SNDC), Client Service and Transparency, among the agreed upon practices, we highlight the commitment to reduce the term to respond to issues involving Client Service to 3 business days (our target is to assure at least 98% within this deadline), guidance to clients at ATMs whenever they are about to create an overdraft and flexible time for serving clients in the branches.

2.5)	Awards and Recognition

IR Magazine Awards Brazil 2013 – promoted by IR Magazine, in partnership with RI magazine and the Brazilian Institute of Investor Relations (IBRI), the award elects, by means of a survey with Getúlio Vargas Foundation (FGV) with approximately 400 portfolio managers and investment analysts, the Brazilian companies with the best Investor Relations practices. This year, we were acknowledged in 4 categories: Best Annual Report, Best Conference Call, Best Meeting with the Investment Analysts Community and Best Relations with Investors in the Financial Sector.

The World’s Biggest Public Companies 2013 – in a list of the 2 thousand largest companies in the world, published by Forbes magazine, we were in the 42nd position, and the 1st financial institution in Brazil in the general ranking. To make up the list, the results for 2012, such as revenue, net income, assets and market value, were taken into consideration.

Best Bank Award 2013 of Global Finance Magazine – the winners are chosen in a survey with analysts, executives and consultants from financial institutions, and we were acknowledged in the following categories:

▪	Best Emerging Markets Banks in Latin America to Banco Itaú Paraguay;
▪	World’s Best Subcustodian Banks to our custody services in Brazil, Paraguay and Uruguay;
▪	Best Investment Bank and Best Debt Bank to Itaú BBA, outstanding institution in Regional Winners – Latin America and Country Winners – Brazil.

Reactions Latin America Awards – published by the British magazine Reactions, the award acknowledged the main insurance companies in Latin America. Itaú Seguros was elected the best insurance company in Brazil.

The 100 companies with the best reputation in Brazil – in the survey posted by Exame.com and by Exame magazine, in which it disclosed the companies with the best image in the Brazilian market, we were ranked 1st in the financial sector.

3)	PERFORMANCE

3.1)	Indices

We present below the performance of the main financial indicators:

%
Indices	June 30, 2013	June 30, 2012	Change (bps)
Recurring return on average equity - annualized	19.3	19.7	-40
Return on average equity - annualized	19.0	18.6	40
Risk-Adjusted Efficiency Ratio(1)	72.5	74.1	-160
Recurring return on average assets - annualized	1.4	1.6	-20
Return on average assets - annualized	1.4	1.5	-10
Basel ratio - economic financial consolidated	17.5	16.9	60
Fixed assets ratio - financial conglomerate	47.4	40.2	720

(1) Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

3.2)	Income

R$ billion
Statement of Income for the Period(1)	1st Half/13	1st Half/12	Change(2) (%)
Gross income from financial operations	14.2	16.0	-11.3
Expenses for allowance for loan losses	(9.9)	(12.0)	-18.0
Income from recovery of credits written off as loss	2.3	2.3	1.3
Banking service fees and income from bank charges	11.4	10.1	13.5
Income from insurance, pension plan and capitalization operations	1.8	1.5	20.6
Personnel, other administrative and operating expenses	(17.1)	(16.5)	3.5
Tax expenses	(2.2)	(2.2)	-1.3
Income tax and social contribution	(1.2)	(1.6)	-20.9
Recurring net income	7.1	7.1	0.1
Net income	7.1	6.7	4.8

Dividends and interest on capital (net of taxes)	1.6	1.4	9.7

(1) Excludes the non-recurring effects of each period.

(2) Change is calculated based on actual figures.

Net income for the period from January to June 2013 amounted to R$ 7.06 billion, with annualized return of 19.0% on average equity (18.6% in the same period of the previous year). Recurring net income was R$ 7.13 billion, with annualized return of 19.3%. The increase of 13.5% in banking service fees and income from banking charges, the increase of 20.6% in income from insurance, pension plan and capitalization operations, and the decrease of 18.0% in expenses for allowance for loan losses, as compared to the same period of 2012, contributed to the increased net income. Gross income from financial operations decreased 11.3% and reflects our strategy to prioritize lower risk portfolios.

The risk-adjusted efficiency ratio reached 72.5% in the first half of 2013, as compared to 74.1% recorded in the same period of 2012.

3.3)	Asset Data

R$ billion
Balance Sheet	June 30, 2013	June 30, 2012	Change(1) (%)
Total assets	1,057.7	888.8	19.0
Loan portfolio with endorsements and sureties	445.1	413.4	7.7
Free, raised and managed own assets	1,535.1	1,255.9	22.2
Subordinated debt	53.8	42.9	25.3
Stockholders’ equity	75.8	75.6	0.2
Referential equity (economic-financial consolidated)	113.1	102.5	10.3

(1) Change is calculated based on actual figures.

3.3.1)	Assets

Total consolidated assets reached R$ 1.06 trillion at the end of June 2013, which represented a growth of 19.0% when compared to the same period of the previous year. Noteworthy is the 50.6% increase in the institution’s liquidity (cash and cash equivalents added to short-term investments, current).

The diversification of our business is reflected in the composition of our funding and loan portfolio, reducing risks to specific segments, which may be more impacted by the volatility in economy, as follows:

Loan Portfolio

At June 30, 2013 the balance of the loan portfolio, including endorsements and sureties, reached R$ 445.1 billion, an increase of 7.7% as compared to June 30, 2012, as shown in the table below: If we also consider the risks associated to the credits we borrow in the private securities modality, this increase will reach 8.0%.

R$ million
Loan Portfolio	June 30, 2013	June 30, 2012	Change (%)
Individuals	153,359	149,145	2.8
Credit cards	41,621	36,777	13.2
Personal credit	27,185	28,450	-4.4
Payroll advance loans	18,415	11,608	58.6
Vehicles	45,302	56,575	-19.9
Mortgage loan	20,836	15,736	32.4
Companies	257,399	239,331	7.5
Corporate	170,994	147,673	15.8
Very small, small and middle-market companies	86,405	91,658	-5.7
Latin America	34,355	24,923	37.8
Total with endorsements and sureties	445,114	413,399	7.7
Corporate – Private securities	22,400	19,339	15.8
Total with endorsements, sureties and private securities	467,514	432,738	8.0
Total with endorsements, sureties and private securities (former Vehicles)	422,212	376,163	12.2

Individuals Segment – In Brazil, our loan portfolio to individuals reached R$ 153.4 billion at June 30, 2013, 2.8% higher that posted in the same period of 2012. The balance reflects our strategy to prioritize portfolios with lower risks. Highlights:

▪	At June 30, 2013, the balance of credit card portfolio was R$41.6 billion, a 13.2% increase as compared to the same period of the previous year. Our portfolios of personal loans and vehicle financing posted decreases of 4.4% and 19.9%, respectively.

▪	Our payroll advance loans portfolio recorded a significant increase of 58.6% in comparison to June 30, 2012, and includes the new institution, Banco Itaú BMG Consignado, in which we hold a 70% control, and which operations started in December 2012.

▪	The mortgage loan portfolio recorded a 29.9% increase when compared to June 2012, and noteworthy was the 32.4% growth in financing to individuals. The offer of mortgage loans is promoted by the network of branches, development companies and real estate agencies, as well as partnerships with Lopes (LPS Brasil – Consultoria de Imóveis S.A.) and Coelho da Fonseca Empreendimentos Ltda., among others.

Companies – In Brazil, our portfolio of loan operations to companies reached R$257.4 billion at June 30, 2013, posting a growth of 7.5% in relation to June 30, 2012. In the very small, small and middle-market companies, we serve companies by way of a dedicated structure, with specific products and services. Through Itaú BBA, we serve over 3 thousand of the largest corporate groups in Brazil, with a loan portfolio composed of loans in national and foreign currency, mandatory loans (BNDES onlending, Rural Credit and Mortgage Loans) and guarantees.

Abroad – In Latin America (Argentina, Colombia, Chile, Paraguay and Uruguay), our loan portfolio recorded a significant increase of 37.8% in the individuals and companies segments, in which we started to report the balances of our operation in Colombia.

Default

In line with our credit granting policy, the total default rate, considering the balance of transactions overdue for over 90 days, reached 4.2% on June 30, 2013, posting a decrease of 100 bps as compared to June 30, 2012. This ratio recorded the lowest level since 2010, mainly impacted by the change in the credit profile of our portfolio. This ratio reached 6.4% for the individuals and 2.5% for companies portfolio at the end of June 2013, dropping 90 and 100 basis points, respectively, in relation to the same period of the previous year.

Short-term default, measured by the balance of transactions overdue from 15 to 90 days, also recorded a decrease in relation to the same period of the previous year, falling from 4.5% to 3.4% in the bank’s total portfolio. The reduction of 110 bps was mainly due to the decrease of 160 bps in the ratio for individuals.

3.3.2) Funding

Free, raised and managed assets totaled R$ 1.54 trillion at June 30, 2013, a 22.2 % growth as compared to the same period of 2012. Of this total, 46.0% refers to investment funds, managed portfolios and technical provisions for insurance, pension plan and capitalization, 25.8% to deposits, debentures, and funds from bills, 24.1% to free assets and other funding, and 4.1% to onlending, interbank deposits and foreign borrowings through securities.

As compared to June 2012, we recorded a 25.4% increase in demand deposits added to savings deposits, which are funded at a lower cost. The increase in funding (net of what was allocated to compulsory deposits and cash and cash equivalents) enabled the improvement in Loan portfolio and funding ratio, reaching 76.0% at June 30, 2013.

In May we carried out a funding abroad of US$ 1.5 billion to increase the conglomerate’s working capital, which was considered the largest transaction granted to a Latin-American bank. The first portion of these funds, in the amount of US$ 1.23 billion, will have a three-year term and another portion, amounting to US$ 270 million, will have a four-year term.

3.3.3) Capital Strength

Basel Ratio – At the end of June 2013, the ratio reached 17.5%, posting an increase of 60 bps as compared to the same period of 2012, an event that evidences our strength in capital base.

Rating Agency – in June, in view of the change in the trend in the long-term sovereign credit rating for Brazil, from steady to negative, Standard&Poor’s Agency disclosed the same change in the trend of the ratings assigned to the global scale of 11 Brazilian financial institutions (including Itaú Unibanco Holding and Itaú BBA).

3.4)	Stock Market

Market value – At the end of the first half of 2013, we ranked as the twentieth-first largest bank in the world based on the market value criterion (R$ 141.7 billion), according to the Bloomberg ranking. The Real depreciation, since the ranking is calculated in US dollar, has significantly impacted our current position.

Traded volume – In the first half of 2013 we daily traded R$ 670.3 million on the stock exchanges where our shares are traded, with a daily average volume of R$ 331.0 million (ITUB3 and ITUB4) on BM&FBOVESPA and R$ 339.3 million (ITUB) on the New York Stock Exchange (NYSE).

Dividends/Interest on Capital – In the first half of 2013, we paid or provided for R$ 1,585.3 million in dividends and interest on capital, net of taxes.

Relations with the market – We took part in 14 conferences and road shows in Brazil and abroad, and held 16 out of the 22 Apimec (Association of Capital Market Analysts and Investment Professionals) meetings scheduled for 2013, thus strengthening our relations with stockholders, analysts and investors of the capital markets.

R$
Shares	June 30, 2013	June 30, 2012	Change (%)
Recurring net income per share(1)	1.43	1.43	0.0
Net income per share(1)	1.42	1.35	5.2
Book value per share(1)	15.26	15.22	0.3
Number of outstanding shares (in thousands)(2)	4,967,393	4,969,403	0.0
Dividends/Interest on capital, net per share	0.33	0.32	1.9
Price of preferred share (ITUB4)(2)(3)	28.53	25.50	11.9
Price of common share (ITUB3)(2)(3)	29.08	22.88	27.1
Price of preferred share (PN)/Net income per share (annualized)	10.05	9.44	6.4
Price of preferred share (PN)/Stockholders’ equity per share	1.87	1.68	11.6
Market value (in billions) (4)(5)	141.7	126.7	11.8

(1) Calculated based on the weighted average of the number of shares;

(2) The number of outstanding shares and the price of share were adjusted to reflect the 10% bonus on May 20, 2013;

(3) Based on the closing quotation on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) R$ 144,0 billion considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares.

4)	BUSINESS

Commercial Bank – At the end of the first half of 2013, we had 32,924 points of service throughout Brazil and abroad, through branches, service centers (PABs) and ATMs. We offer a wide range of banking services and products to a diversified base of individuals and companies. We have a portfolio of products to meet the needs of our clients, offering loans, investment options and insurance, foreign exchange, brokerage and other services.

In Retail, we have 5 Itaú Uniclass exclusive services, with dedicated managers, investments advisory, higher credit limits, exclusive tellers and management services over the phone.

We offer specialized services to our clients in the following segments:

▪	Itaú Personnalité, focused on high-end clients;
▪	Itaú Empresas, to meet the needs of our corporate clients; and
▪	Itaú Private Bank, which, with over 20 years of experience in asset management, is the largest private bank in Latin America.

Payroll Advance Loans – Noteworthy is the payroll advance loans in line with our strategy to invest in low risk segments within the new economic scenario in Brazil. Our new financial institution, Banco Itaú BMG Consignado S.A., in which we hold a 70% interest, started operations in December 2012 and the loan portfolio reached R$ 3.8 billion, accounting for 20.8% of the total carried out by the bank in these types of transactions. Total portfolio (own payroll loans + Banco Itaú BMG) totaled R$ 18.4 billion at June 30, 2013, with a 58.6% increase in relation to June 30, 2012.

Vehicles Financing – The performance of the automotive market in early 2013 was slightly better when compared to the same period of 2012. Since last year, due to the high levels of default, we reduced the risk in this segment, which enabled us to improve the portfolio quality, with better groups of clients, thus reducing our default levels.

Mortgage Loan – We are the leaders, among the Brazilian private banks, in mortgage loans to individuals. In the first half of 2013 we carried out over 16 thousand mortgage loan operations, a 22% increase when compared to the same period of the previous year.

Asset Management – In June 2013 we reached R$ 376.9 billion in assets under management, taking into account the companies of Itaú Unibanco and Intrag, according to the ANBIMA management ranking, accounting for 15.7% of the market. In the last twelve months, we recorded a total increase of 16.5%, and noteworthy mentioning were the social security and multimarket funds. In addition to this strong local presence, the area has been expanding to the international field, with professionals strategically allocated, seeking adequate investment opportunities and solutions to global clients.

Custody Services – In the custody market, we hold R$ 915.1 billion in assets, according to the ANBIMA management ranking at the end of June 2013, which represents an 6% increase as compared to the same period of the previous year. In the segment of share bookkeeping services, we account for 63.8% of total companies listed on the BM&FBOVESPA.

Kinea – A structured investments management company controlled by Itaú Unibanco, it has R$ 5.53 billion in managed assets, and is ranked among the largest independent managers in Brazil, being one of the main managers of real estate funds, hedge funds and private equity.

Insurance – In the first half of 2013, we recorded a 13.0% increase in revenue from insurance premiums, reaching R$ 4.3 billion, including our interest in Porto Seguro, in which we held 30% of capital. In this same period, the technical provisions for insurance reached R$ 11.3 billion.

According to SUSEP, in the period from January to May 2013, Porto Seguro, the leading company in the automobile and residence insurance segment in Brazil, held a market share in premiums earned of 24.9% in the automobile insurance segment and 27.5% in the residence insurance segment.

Pension Plan – In the first half of 2013, the result of revenues from contributions and premiums in this segment totaled R$ 140.7 million, a 62.7% increase as compared to the same period of the previous year. Revenues from management fees increased 19.9% in the same period, totaling R$ 543.3 million in the semester. Technical provisions increased 19.4%, totaling R$ 85.2 billion at the end of the first half.

Capitalization – The technical provisions for capitalization reached R$ 2.9 billion at the end of the first half of 2013, with a 1.8% increase as compared to the same period of the previous year. The result of gross revenues from capitalization certificates reached R$ 245.4 million, a 2.0% decrease as compared to the same period of 2012.

In the period from January to May 2013, according to SUSEP, our share in the insurance, pension plan and capitalization market was 18.2%, including our interest in Porto Seguro.

Consumer Credit – We are leaders in the consumer credit segment in Brazil, issuing cards by means of Itaucard, Hipercard, and partnerships, offering a diversified range of products to accountholders and non-accountholder clients, originated in proprietary channels and through partnerships with companies that have outstanding performance in the markets they are engaged. From January to June 2013, the transacted amount in debit and credit cards reached R$ 118.8 billion, a 12.0% increase as compared to the same period of 2012.

Electronic Payment Means – Redecard and Hipercard carry out the financial accreditation, capture, transmission, process and settlement of transactions involving credit, debit, vouchers and private label cards. Additionally, we offer services of factoring, availability of terminals, inquiry into checks, purchase and withdrawals, electronic bank statements and non-financial services. In the first half of 2013, the financial volume of credit and debit card transactions was R$ 150.3 billion, which represented an 18.3% increase as compared to the same period of 2012.

Itaú BBA – In charge of our banking operations in the corporate and investment banking segment, and of our institutional treasury management, Itaú BBA operates by way of a multidisciplinary team and with agility to carry out both operations that are traditional for a commercial bank and transactions in capital markets, mergers and acquisitions, offering full services to over 3 thousand of the largest business groups of Brazil, Argentina, Chile, Colombia and Peru. It also serves approximately 700 institutional investors and ensures full coverage for the parent companies of international clients by way of its Europe, New York and Shangai units. In 2013 the Middle-Market companies’ segment structure became part of our wholesale banking.

In Wholesale banking, our loan portfolio and joint obligations reached R$ 171.0 billion in the first half of 013, a 15.8% increase when compared to the same period of the previous year. Noteworthy is the funding in foreign currencies, with a 20.4% increase, when compared to the first half of 2012. Among the operations in this activity, we highlight the following:

- Derivatives: The focus was on operations hedging the exposures to foreign currencies, interest rates and commodities with clients. The volume of contracted operations from January to June 2013 was 56.6% higher than the same period of the previous half-year.

In the investment banking activity, we highlight our Merger and Acquisition operation in the first half of 2013, which provided financial advisory on 16 transactions, having achieved the leadership in the Dealogic’ ranking in volume of operations, totaling US$ 3.3 billion. In fixed income, we took part in operations of debentures, promissory notes and securitization, which totaled R$ 7.4 billion in the period from January to June 2013. In international issues of fixed income, we acted as the joint bookrunner of offerings with a total volume of US$ 14.6 billion. In capital markets, we reached the 1st position in the Origination ranking of ANBIMA of June 2013, with a volume of operations of R$ 3.0 billion.

Activities Abroad – We operate in Latin America, Europe, North America, Middle East, and Asia, totaling 20 countries, in addition to Brazil, mainly in commercial banking and institutional client operations, investment, corporate and private banking activities. In the period from January to June, our business abroad posted recurring net income of R$ 860.3 million, with total assets of R$ 237.0 billion, equivalent to 12.1% and 22.4% of the bank’s total, respectively.

In July Itaú BBA Colombia was granted with the rating AAA from Fitch Ratings, the highest investment grade in credit rating, granted to companies and countries, increasing our subsidiary’s access to a higher volume of credit with lower cost.

5)	PEOPLE

Itaú Unibanco had the support of approximately 94.8 thousand people at the end of first half of 2013, including approximately 6.8 thousand employees in foreign units. The employee’s fixed compensation plus charges and benefits totaled R$ 5.1 billion for this half.

For the second consecutive year, we held the “Itaú de Portas Abertas” (open doors) (http://deportasabertas.com.br/) at our head office in São Paulo, which was attended by 270 college students from five Brazilian States, when students had the opportunity to get to know the bank better, by interacting with the main executives of our institution.

At the Meeting of Leaders, which gathered all superintendents, officers and vice-presidents, our current and future challenges were introduced and the main strategies to reach our objectives for 2020 were discussed. With the theme “simplify to grow”, we entered into a commitment to increasingly improve processes with efficiency and quality.

We were provided with the highest grade in the banking and financial services sector in the Best Companies to Start a Career in 2013, published by Você S/A Magazine.

6)	SUSTAINABILITY

At the end of the first quarter we launched the “#issomudaomundo” (change the world) campaign, aimed at forging a bond between our purpose of being a transformation agent in the lives of people, our causes and the several projects receiving investments from Itaú in connection with the education, culture, sports and urban mobility pillars.

After the Bike Rio, Bike Sampa and Bike PoA (biking in Rio de Janeiro, biking in São Paulo and biking in Porto Alegre) campaigns, this semester we launched the Bike PE (biking in Pernambuco) (www.bikepe.com), in another partnership with the municipalities of Recife, Olinda and Jaboatão dos Guararapes, with the government of the State of Pernambuco. This project is the first intercity bike sharing system in Brazil.

We also launched the Granabook (money book) (www.granabook.com.br), the first virtual financial education collaborative guide prepared based on comments sent by 36 thousand youths on our Facebook page. This guide brings guidance so that college students may have a planned healthy relation with their financial resources.

Organized every year by Bloomberg Markets Magazine, we were ranked 13th in The World's Top 20 Green Banks in 2012, and we were the first institution in Latin America in this ranking, which evaluates the efforts made by banks to reduce residues and make investments in clean energy.

In May 2013 Itaú BBA received a credit line of US$ 200 million from the Inter-American Development Bank and the German bank Commerzbank, which is intended to finance sustainability projects. The focus will be on investments in renewable energy, energy efficiency and “clean” production methods. Additionally, we agreed to a borrowing of US$ 470 million with the International Finance Corporation (IFC), the World Bank branch for investments in the private sector, to finance women-owned small and middle-market companies. This is the first IFC's investment in Latin America intended for this public. It is also the highest volume of expenditures under this project, which was created in 2010.

7)	CORPORATE GOVERNANCE

The commitment to the best Corporate Governance practices is directly related to the attention granted to stockholders and investors, to the transparency and accountability. Accordingly, we were acknowledged by the market in June 2013 in the IR Magazine Awards Brazil 2013, at a survey conducted by FGV (promoted by IR Magazine, IBRI and RI magazine) with the community of investors. Highlights were in the following categories:

Best Annual Report – the 2012 annual report was made available at record time, only 72 hours after the disclosure of our results, thus reinforcing our transparency in accountability. Our annual report presented significant structural changes, in which we adopted a new format and new governance for information gathering.

Best Conference Call – we held four quarterly conference calls over the year, on the day subsequent to the disclosure of results, which were all transmitted at real time and may be accessed via telephone or internet. In case of a significant event (for example for Redecard), we timely announce a conference call exclusively held to meet the demand of the market.

Best Meeting with the Investment Analysts Community – we are the company that holds the most Apimec meetings throughout Brazil (22 meetings in 17 cities), in which we clearly and objectively present the main information on our institution. In 2013 we held the third Investor’s Day, a meeting intended for analysts and institutional investors with the presence of our CEO and some of the bank’s main executives at our head office in São Paulo, which enables the clarification of doubts on our results and strategies directly by the executives. We took part in conferences and roadshows throughout Brazil and abroad for this same public.

Additionally, we were also acknowledged with the Best Relations with Investors in the Financial Sector award.

8)	INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries, and parent company to engage in non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of his or her client.

During the period from January to June 2013, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

▪	January 7 and March 15 – acquisition of technical material;
▪	February 19 – review of aspects related to the business continuity program.

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, its parent and subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

9)	BACEN – Circular No. 3,068/01

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 3.6 billion, corresponding to 1.3% of total securities held.

10)	IFRS (International Financial Reporting Standards)/BRGAAP

We simultaneously disclosed the consolidated financial statements in accordance with the Brazilian generally accepted accounting principles (BRGAAP) and with the International Financial Reporting Standards (IFRS). For the second consecutive quarter we published the financial statements under different accounting standards, at the same date, pursuant to CVM/SEP Circular Letter 01/13.

Acknowledgements

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of July 29, 2013).

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Vice-Chairmen	Executive Vice-Presidents
Alfredo Egydio Arruda Villela Filho	Alfredo Egydio Setubal (*)
Roberto Egydio Setubal	Candido Botelho Bracher

Members	Executive Directors
Alfredo Egydio Setubal	Caio Ibrahim David
Candido Botelho Bracher	Claudia Politanski
Demosthenes Madureira de Pinho Neto	Eduardo Mazzilli de Vassimon
Gustavo Jorge Laboissière Loyola	Ricardo Baldin
Henri Penchas
Israel Vainboim
Nildemar Secches
Pedro Luiz Bodin de Moraes	Directors
Ricardo Villela Marino	Alexsandro Broedel Lopes
Ana Tereza de Lima e Silva Prandini
Eduardo Hiroyuki Miyaki
Emerson Macedo Bortoloto
AUDIT COMMITTEE	Robert George Stribling
President	Rodrigo Luis Rosa Couto
Gustavo Jorge Laboissière Loyola	Rogério Paulo Calderón Peres

Members
Alkimar Ribeiro Moura	(*) Investor Relations Director
Eduardo Augusto de Almeida Guimarães
Geraldo Travaglia Filho
Guy Almeida Andrade
Luiz Alberto Fiore

FISCAL COUNCIL
President
Iran Siqueira Lima

Members
Alberto Sozin Furuguem	Accountant
Luiz Alberto de Castro Falleiros	Reginaldo José Camilo
CRC-1SP – 114.497/O-9

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
Roberto Egydio Setubal	Fernando Della Torre Chagas
Fernando José Costa Teles
Executive Vice-Presidents	Fernando Mattar Beyruti
Alexandre de Barros	Francisco Vieira Cordeiro Neto
Alfredo Egydio Setubal	Gabriel Amado de Moura
Caio Ibrahim David	Guilherme Martins Vasconcelos
Claudia Politanski	Henrique Pinto Echenique
Eduardo Mazzilli de Vassimon	João Antonio Dantas Bezerra Leite
José Castro Araújo Rudge	Jorge Luiz Viegas Ramalho
Márcio de Andrade Schettini	José Félix Valencia Ríos
Marco Ambrogio Crespi Bonomi	José Isern
Ricardo Villela Marino	José Virgilio Vita Neto
Leila Cristiane Barboza Braga de Melo
Executive Directors	Luís Eduardo Gross Siqueira Cunha
André Sapoznik	Luis Tadeu Mantovani Sassi
Carlos Eduardo Monico	Luiz Antonio Nogueira de França
Fernando Marsella Chacon Ruiz	Luiz Eduardo Loureiro Veloso
Flavio Augusto Aguiar de Souza	Luiz Fernando Butori Reis dos Santos
Gustavo Adolfo Funcia Murgel	Luiz Severiano Ribeiro
Luis Antonio Rodrigues	Marcello Siniscalchi
Luís Fernando Staub	Marcelo Boock
Marcelo da Costa Lourenço
Directors	Marcelo Luis Orticelli
Adilso Martins de Lima	Marco Antonio Sudano
Adriano Cabral Volpini	Marcos Antônio Vaz de Magalhães
Alberto Fernandes	Marcos Augusto Caetano da Silva Filho
Alexandre Jadallah Aoude	Marcos Vanderlei Belini Ferreira
Alexsandro Broedel Lopes	Mario Luiz Amabile
Álvaro de Alvarenga Freire Pimentel	Messias dos Santos Esteves
Ana Carla Abrão Costa	Milton Maluhy Filho
Ana Tereza de Lima e Silva Prandini	Osvaldo José Dal Fabbro
Andréa Matteucci Pinotti Cordeiro	Paulo Meirelles de Oliveira Santos
Carlos Eduardo de Castro	Renata Helena de Oliveira Tubini
Carlos Eduardo Maccariello	Ricardo Lima Soares
Carlos Henrique Donegá Aidar	Ricardo Orlando
Carlos Orestes Vanzo	Ricardo Ribeiro Mandacaru Guerra
Cesar Padovan	Ricardo Urquijo Lazcano
Cícero Marcus de Araújo	Roberto Fernando Vicente
Cintia Carbonieri Araújo	Rodrigo Luis Rosa Couto
Claudio César Sanches	Rogério Carvalho Braga
Claudio José Coutinho Arromate	Rogério Paulo Calderón Peres
Cristiane Magalhães Teixeira Portella	Romildo Gonçalves Valente
Cristina Cestari Spada	Rooney Silva
Daniel Luiz Gleizer	Sergio Guillinet Fajerman
Edilson Pereira Jardim	Sergio Souza Fernandes Júnior
Fabiana Pascon Bastos	Wagner Bettini Sanches
Fernando Barçante Tostes Malta

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman	Directors
Roberto Egydio Setubal	Alberto Zoffmann do Espírito Santo
Alexandre Enrico Silva Figliolino
Vice-Chairmen	André Carvalho Whyte Gailey
Alfredo Egydio Setubal	André Ferrari
Candido Botelho Bracher	Antonio José Calheiros Ribeiro Ferreira
Caio Ibrahim David
Members	Cristiano Rogério Cagne
Antonio Carlos Barbosa de Oliveira	Eduardo Cardoso Armonia
Caio Ibrahim David	Eduardo Corsetti
Eduardo Mazzilli de Vassimon	Emerson Savi Junqueira
Henri Penchas	Fabio Massashi Okumura
João Dionísio Filgueira Barreto Amoêdo	Flávio Delfino Junior
Gilberto Frussa
Ilan Goldfajn
EXECUTIVE BOARD	João Carlos de Gênova
Chief Executive Officer	Luiz Felipe Monteiro Arcuri Trevisan
Candido Botelho Bracher	Marcello Peccinini de Chiaro
Marcelo Ariel Rosenhek
Managing Vice-Presidents	Marco Antônio Sudano
Alberto Fernandes	Marcos Augusto Caetano da Silva Filho
Daniel Luiz Gleizer	Mário Lúcio Gurgel Pires
Jean-Marc Robert Nogueira Baptista Etlin	Mário Luís Brugnetti
José Roberto Haym	Rodrigo Pastor Faceiro Lima
Thales Ferreira Silva
Executive Directors	Vanessa Lopes Reisner
Alexandre Jadallah Aoude
Álvaro de Alvarenga Freire Pimentel
André Luís Teixeira Rodrigues
Elaine Cristina Zanatta Rodrigues Vasquinho
Fernando Fontes Iunes
José Augusto Durand

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
Luís Fernando Staub	Márcio de Andrade Schettini (*)

Directors	Directors
Adriano Cabral Volpini	Adriano Cabral Volpini
Alexsandro Broedel Lopes	Alexsandro Broedel Lopes
Cláudio José Coutinho Arromate	Antonio Eduardo Márquez de Figueiredo Trindade
Fernando José Costa Teles	Cláudio José Coutinho Arromate (*)
Henrique Pinto Echenique	Fernando José Costa Teles (**)
Marcos Vanderlei Belini Ferreira	Henrique Pinto Echenique
Mario Luiz Amabile	Mario Luiz Amabile
Rodrigo Luís Rosa Couto

(*) Elected at O/EGM on March 28, 2013. Awaiting Susep approval.
(**) Elected at EGM on May 31, 2013. Awaiting Susep approval.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	6/30/2013	6/30/2012
Current assets		770,520,939	643,309,891
Cash and cash equivalents		14,671,255	13,614,277
Interbank investments	4b and 6	182,438,643	117,292,323
Money market		158,631,401	92,407,375
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,979,956	2,645,336
Interbank deposits		20,827,286	22,239,612
Securities and derivative financial instruments	4c, 4d and 7	202,612,454	163,563,986
Own portfolio		63,617,494	40,546,951
Subject to repurchase commitments		32,070,694	25,687,209
Pledged in guarantee		6,623,727	5,584,165
Securities under resale agreements with free movement		42,546	44,996
Deposited with the Central Bank		6,961,284	13,027,061
Derivative financial instruments		7,799,756	6,952,500
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	79,141,414	65,605,935
Assets guaranteeing technical provisions – other securities	11b	6,355,539	6,115,169
Interbank accounts		69,093,301	77,174,249
Pending settlement		3,373,598	3,200,634
Central Bank deposits		65,684,052	73,909,113
National Housing System (SFH)		1,394	1,555
Correspondents		34,257	28,980
Interbank onlending		-	33,967
Interbranch accounts		62,776	47,859
Loan, lease and other credit operations	8	193,163,226	188,575,590
Operations with credit granting characteristics	4e	207,598,095	203,917,072
(Allowance for loan losses)	4f	(14,434,869)	(15,341,482)
Other receivables		105,275,553	79,535,686
Foreign exchange portfolio	9	49,832,809	34,315,265
Income receivable		1,491,937	1,261,722
Transactions with credit card issuers	4e	19,581,543	15,636,707
Receivables from insurance and reinsurance operations	4m I and 11b	4,589,471	4,045,159
Negotiation and intermediation of securities		4,536,611	4,198,406
Sundry	13a	25,243,182	20,078,427
Other assets	4g	3,203,731	3,505,921
Assets held for sale		165,261	133,402
(Valuation allowance)		(41,132)	(40,516)
Unearned premiums of reinsurance	4m I	672,497	637,088
Prepaid expenses	4g and 13b	2,407,105	2,775,947
Long-term receivables		273,426,407	232,653,614
Interbank investments	4b and 6	1,139,201	2,641,609
Money market		5	-
Interbank deposits		1,139,196	2,641,609
Securities and derivative financial instruments	4c, 4d and 7	70,176,305	50,805,255
Own portfolio		39,063,906	29,139,700
Subject to repurchase commitments		18,170,914	10,485,833
Pledged in guarantee		2,104,606	1,719,585
Deposited with the Central Bank		310	-
Derivative financial instruments		6,256,141	5,126,257
Assets guaranteeing technical provisions – other securities	11b	4,580,428	4,333,880
Interbank accounts - National Housing System (SFH)		698,867	714,434
Loan, lease and other credit operations	8	159,651,177	141,156,927
Operations with credit granting characteristics	4e	171,615,398	152,871,532
(Allowance for loan losses)	4f	(11,964,221)	(11,714,605)
Other receivables		39,957,941	35,828,547
Foreign exchange portfolio	9	17,942	2,268,598
Sundry	13a	39,939,999	33,559,949
Other assets	4g	1,802,916	1,506,842
Unearned premiums of reinsurance	4m I	165,899	-
Prepaid expenses	4g and 13b	1,637,017	1,506,842
Permanent assets		13,734,152	12,845,152
Investments	4h and 15a Il	2,996,196	3,265,426
Investments in affiliates and jointly controlled entities		2,278,889	2,346,074
Other investments		989,235	1,127,251
(Allowance for losses)		(271,928)	(207,899)
Real estate in use	4i and 15b	5,834,320	5,276,734
Real estate in use		3,664,663	3,301,536
Other fixed assets		9,689,618	9,034,114
(Accumulated depreciation)		(7,519,961)	(7,058,916)
Goodwill	4j and 15b	46,060	93,025
Intangible assets	4k and 15b	4,857,576	4,209,967
Acquisition of rights to credit payroll		1,277,691	1,711,874
Other intangible assets		5,489,953	4,462,382
(Accumulated amortization)		(1,910,068)	(1,964,289)
Total assets		1,057,681,498	888,808,657

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	6/30/2013	6/30/2012
Current liabilities		572,612,192	439,571,265
Deposits	4b and 10b	184,878,576	160,411,745
Demand deposits		38,664,956	31,360,997
Savings deposits		92,324,244	73,055,957
Interbank deposits		5,690,244	9,472,936
Time deposits		48,199,132	46,521,855
Deposits received under securities repurchase agreements	4b and 10c	170,746,740	88,522,786
Own portfolio		79,762,577	59,493,557
Third-party portfolio		89,690,373	28,497,554
Free portfolio		1,293,790	531,675
Funds from acceptances and issuance of securities	4b and 10d	27,497,407	27,479,537
Real estate, mortgage, credit and similar notes		20,009,347	20,808,186
Debentures		526,983	1,033,025
Foreign borrowings through securities		6,961,077	5,638,326
Interbank accounts		4,119,486	3,988,519
Pending settlement		2,918,272	2,847,529
Correspondents		1,201,214	1,140,990
Interbranch accounts		4,217,122	4,111,483
Third-party funds in transit		4,173,903	4,091,404
Internal transfer of funds		43,219	20,079
Borrowings and onlending	4b and 10e	33,511,134	30,871,523
Borrowings		22,231,346	17,956,645
Onlending		11,279,788	12,914,878
Derivative financial instruments	4d and 7h	5,785,523	5,044,468
Technical provision for insurance, pension plan and capitalization	4m II and 11a	11,065,538	11,187,089
Other liabilities		130,790,666	107,954,115
Collection and payment of taxes and contributions		4,749,382	4,238,039
Foreign exchange portfolio	9	50,150,336	34,490,288
Social and statutory	16b II	2,516,972	2,549,962
Tax and social security contributions	4n 4o and 14c	5,639,151	7,361,699
Negotiation and intermediation of securities		7,513,391	7,082,783
Credit card operations	4e	42,529,709	37,179,747
Subordinated debt	10f	4,096,277	5,342,689
Sundry	13c	13,595,448	9,708,908
Long-term liabilities		406,387,237	370,963,534
Deposits	4b and 10b	60,152,359	74,563,375
Interbank deposits		1,365,887	212,738
Time deposits		58,786,472	74,350,637
Deposits received under securities repurchase agreements	4b and 10c	118,522,021	106,577,030
Own portfolio		91,437,064	89,707,941
Free portfolio		27,084,957	16,869,089
Funds from acceptances and issuance of securities	4b and 10d	25,704,855	26,816,038
Real estate, mortgage, credit and similar notes		14,942,654	17,948,981
Debentures		-	1,532,128
Foreign borrowings through securities		10,762,201	7,334,929
Borrowings and onlending	4b and 10e	35,628,196	24,707,419
Borrowings		7,913,401	2,928,137
Onlending		27,714,795	21,779,282
Derivative financial instruments	4d and 7g	5,744,954	4,170,748
Technical provision for insurance, pension plan and capitalization	4m II and 11a	86,381,188	71,366,354
Other liabilities		74,253,664	62,762,570
Foreign exchange portfolio	9	17,694	2,284,890
Tax and social security contributions	4n, 4o and 14c	13,795,572	12,820,500
Subordinated debt	10f	49,717,150	37,605,196
Sundry	13c	10,723,248	10,051,984
Deferred income	4p	1,104,769	820,973
Minority interest in subsidiaries	16e	1,796,119	1,817,298
Stockholders' equity	16	75,781,181	75,635,587
Capital		60,000,000	45,000,000
Capital reserves		905,634	775,402
Revenue reserves		17,090,287	30,869,058
Asset valuation adjustment	4c, 4d and 7d	(598,077)	536,004
(Treasury shares)		(1,616,663)	(1,544,877)
Total liabilities and stockholders' equity		1,057,681,498	888,808,657

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	01/01 to 06/30/2013	01/01 to 06/30/2012
Income from financial operations		42,888,792	52,120,137
Loan, lease and other credit operations		28,682,326	31,154,455
Securities and derivative financial instruments		10,963,113	13,255,278
Financial income from insurance, pension plan and capitalization operations	11c	765,231	3,333,457
Foreign exchange operations		630,817	1,009,685
Compulsory deposits		1,847,305	3,367,262
Expenses of financial operations		(21,211,287)	(26,435,883)
Money market		(18,939,938)	(22,534,611)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(540,372)	(2,972,443)
Borrowings and onlending		(1,730,977)	(928,829)
Income from financial operations before loan and losses		21,677,505	25,684,254
Result of allowance for loan losses	8d I	(7,504,095)	(9,701,469)
Expenses for allowance for loan losses		(9,852,073)	(12,019,821)
Income from recovery of credits written off as loss		2,347,978	2,318,352
Gross income from financial operations		14,173,410	15,982,785
Other operating revenues (expenses)		(5,715,460)	(6,918,586)
Banking service fees	13d	7,985,961	7,205,738
Asset management		1,695,881	1,447,472
Current account services		363,104	336,128
Credit cards		3,614,690	3,157,884
Sureties and credits granted		821,110	776,264
Receipt services		701,445	700,067
Other		789,731	787,923
Income from bank charges	13e	3,459,833	2,875,994
Result from insurance, pension plan and capitalization operations	11c	1,760,688	1,460,025
Personnel expenses	13f	(7,391,344)	(6,830,138)
Other administrative expenses	13g	(7,096,457)	(7,087,371)
Tax expenses	4o and 14a II	(2,180,538)	(2,208,531)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	159,132	80,353
Other operating revenues	13h	151,059	141,384
Other operating expenses	13i	(2,563,794)	(2,556,040)
Operating income		8,457,950	9,064,199
Non-operating income		5,204	(286,770)
Income before taxes on income and profit sharing		8,463,154	8,777,429
Income tax and social contribution	4o and 14a I	(1,241,871)	(1,570,570)
Due on operations for the period		(4,102,378)	(4,752,348)
Related to temporary differences		2,860,507	3,181,778
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(121,625)	(79,701)
Minority interest in subsidiaries	16e	(44,320)	(397,303)
Net income		7,055,338	6,729,855
Weighted average of the number of outstanding shares	16a	4,973,441,322	4,969,734,781
Net income per share – R$		1.42	1.35
Book value per share - R$ (outstanding at 06/30)		15.26	15.22

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	78,451	398,834
Net income without nonrecurring effects		7,133,789	7,128,689
Net income per share – R$		1.43	1.43

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	01/01 to 06/30/2013	01/01 to 06/30/2012
Adjusted net income		14,588,624	18,095,190
Net income		7,055,338	6,729,855
Adjustments to net income:		7,533,286	11,365,335
Granted options recognized		108,312	98,980
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	1,232,842	(598,852)
Effects of changes in exchange rates on cash and cash equivalents		(1,227,037)	(381,359)
Allowance for loan losses		9,852,073	12,019,821
Interest and foreign exchange expense from operations with subordinated debt		3,384,863	2,350,733
Interest expense from operations with debentures		31,003	80,595
Financial expenses on technical provisions for pension plan and capitalization		540,372	2,972,443
Depreciation and amortization	15b	1,157,882	1,104,790
Adjustment to legal liabilities – tax and social security		(945,284)	291,925
Adjustment to provision for contingent liabilities		610,307	12,444
Deferred taxes		(2,860,507)	(3,181,778)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(159,132)	(80,353)
Interest and foreign exchange income from available-for-sale securities		(4,175,621)	(2,562,829)
Interest and foreign exchange income from held-to-maturity securities		(205,937)	(239,590)
(Gain) loss from sale of available-for-sale financial assets	7i	157,065	(593,878)
(Gain) loss from sale of investments		675	(238,050)
(Gain) loss from sale of foreclosed assets		(7,080)	(12,428)
(Gain) loss from sale of fixed assets		6,342	2,732
Minority interest		44,320	397,303
Other		(12,172)	(77,314)
Change in assets and liabilities		(3,246,201)	15,035,423
(Increase) decrease in assets		(21,724,298)	5,936,653
Interbank investments		(7,448,693)	10,273,116
Securities and derivative financial instruments (assets/liabilities)		5,508,520	(10,009,574)
Compulsory deposits with the Central Bank of Brazil		(1,982,680)	24,143,441
Interbank and interbranch accounts (assets/liabilities)		94,890	894,475
Loan, lease and other credit operations		(21,129,975)	(22,068,253)
Other receivables and other assets		1,694,884	135,060
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		1,538,756	2,568,388
(Decrease) increase in liabilities		18,478,097	9,098,770
Deposits		1,839,127	(7,661,302)
Deposits received under securities repurchase agreements		485,832	6,281,279
Funds for issuance of securities		(863,247)	1,212,004
Borrowings and onlending		10,014,123	(1,023,118)
Credit card operations (assets/liabilities)		(2,684,429)	(1,226,314)
Technical provision for insurance, pension plan and capitalization		3,378,003	5,286,935
Collection and payment of taxes and contributions		4,333,569	3,382,064
Other liabilities		2,024,570	2,862,460
Deferred income		(49,451)	(15,238)
Payment of income tax and social contribution		(3,996,008)	(4,518,433)
Net cash provided by (used in) operating activities		7,346,415	28,612,180
Interest on capital / dividends received from affiliated companies		55,567	7,245
Funds received from sale of available-for-sale securities		17,164,166	11,417,547
Funds received from redemption of held-to-maturity securities		258,956	229,247
Disposal of assets not for own use		49,313	58,578
Disposal of investments		139,508	382,560
Sale of fixed assets		18,206	202,350
Termination of intangible asset agreements		612	63
Purchase of available-for-sale securities		(19,514,311)	(20,948,188)
Purchase of held-to-maturity securities		(413,814)	(706)
Purchase of investments		(58,808)	(852,519)
Purchase of fixed assets	15b	(1,034,650)	(875,635)
Purchase of intangible assets	15b	(501,693)	(802,991)
Net cash provided by (used in) invesment activities		(3,836,948)	(11,182,449)
Increase in subordinated debt		-	10,705,640
Decrease in subordinated debt		(3,943,561)	(9,082,972)
Increase in debentures		-	1,500,000
Decrease in debentures		(1,073,073)	(54,238)
Change in minority interest	16e	363,294	55,173
Granting of stock options		142,592	193,673
Purchase of treasury shares		(255,891)	(99,045)
Dividends and interest on capital paid to minority interests		(5,156)	(376,404)
Dividends and interest on capital paid		(3,546,110)	(3,546,663)
Net cash provided by (used in) financing activities		(8,317,905)	(704,836)

Net increase (decrease) in cash and cash equivalents		(4,808,439)	16,724,895

Cash and cash equivalents at the beginning of the period		40,935,830	37,616,895
Effects of changes in exchange rates on cash and cash equivalents		1,227,037	381,359
Cash and cash equivalents at the end of the period	4a and 5	37,354,428	54,723,149

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 06/30/2013		01/01 to 06/30/2012
Income		48,747,442		53,815,039
Financial operations		42,888,792		52,120,137
Banking services		11,445,794		10,081,732
Result from insurance, pension plan and capitalization operations		1,760,688		1,460,025
Result of loan losses	8d	(7,504,095)		(9,701,469)
Other		156,263		(145,386)
Expenses		(23,775,081)		(28,991,923)
Financial operations		(21,211,287)		(26,435,883)
Other		(2,563,794)		(2,556,040)
Inputs purchased from third parties		(5,658,452)		(5,797,493)
Materials, energy and others	13g	(168,562)		(216,792)
Third-party services	13g	(1,589,619)		(1,599,339)
Other		(3,900,271)		(3,981,362)
Data processing and telecommunications	13g	(1,759,629)		(1,752,703)
Advertising, promotions and publication	13g	(468,323)		(447,204)
Installations		(583,079)		(666,163)
Transportation	13g	(225,759)		(255,693)
Security	13g	(270,406)		(263,198)
Travel expenses	13g	(88,496)		(90,210)
Other		(504,579)		(506,191)
Gross added value		19,313,909		19,025,623
Depreciation and amortization	13g	(923,283)		(814,093)
Net added value produced by the company		18,390,626		18,211,530
Added value received from transfer	15a lll	159,132		80,353
Total added value to be distributed		18,549,758		18,291,883
Distribution of added value		18,549,758		18,291,883
Personnel		6,719,936	36.2%	6,117,490	33.4%
Compensation		5,339,123	28.8%	4,943,932	27.0%
Benefits		1,051,676	5.7%	802,519	4.4%
FGTS – government severance pay fund		329,137	1.8%	371,039	2.0%
Taxes, fees and contributions		4,215,442	22.7%	4,571,450	25.0%
Federal		3,790,108	20.4%	4,200,622	23.0%
State		5,143	0.0%	17,814	0.1%
Municipal		420,191	2.3%	353,014	1.9%
Return on third parties’ assets - Rent		514,722	2.8%	475,785	2.6%
Return on own assets		7,099,658	38.3%	7,127,158	39.0%
Dividends and interest on capital		1,340,309	7.2%	1,461,984	8.0%
Retained earnings (loss) for the period		5,715,029	30.8%	5,267,871	28.8%
Minority interest in retained earnings		44,320	0.2%	397,303	2.2%

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	6/30/2013	6/30/2012

Current assets		11,997,355	29,267,786
Cash and cash equivalents		43,946	15,834
Interbank investments	4b and 6	172,507	24,768,805
Money market		58,625	34,940
Interbank deposits		113,882	24,733,865
Securities and derivative financial instruments	4c, 4d and 7	11,293,786	3,696,017
Own portfolio		11,293,786	3,696,017
Other receivables		479,359	780,001
Income receivable	15a I	-	101
Sundry	13a	479,359	779,900
Other assets – prepaid expenses	4g	7,757	7,129
Long-term receivables		40,204,409	14,621,339
Interbank invesments – interbank deposits	4b and 6	39,508,972	14,363,400
Other receivables - sundry	13a	695,437	257,939
Permanent assets		54,094,143	54,714,522
Investments		54,093,991	54,714,311
Investments in subsidiaries	4h and 15a I	54,093,991	54,714,311
Real estate in use	4i	152	211
Total assets		106,295,907	98,603,647
Liabilities
Current liabilities		1,713,683	6,613,619
Deposits - interbank deposits	4b and 10b	101,930	5,056,765
Funds from acceptance and issuance of securities	4b and 10d	5,542	5,542
Other liabilities		1,606,211	1,551,312
Social and statutory	16b II	1,080,938	1,229,436
Tax and social security contributions	4n, 4o and 14c	173,777	57,487
Subordinated debt	10f	243,474	133,211
Sundry	13c	108,022	131,178
Long-term liabilities		18,883,278	10,576,442
Funds from acceptance and issuance of securities	4b and 10d	500,000	500,000
Other liabilities		18,383,278	10,076,442
Tax and social security contributions	4n, 4o and 14c	1,164,242	905,716
Subordinated debt	10f	17,201,572	9,154,404
Sundry	13c	17,464	16,322
Stockholders' equity	16	85,698,946	81,413,586
Capital		60,000,000	45,000,000
Capital reserves		905,634	775,402
Revenue reserves		27,008,052	36,647,057
Asset valuation adjustment	4c, 4d and 7d	(598,077)	536,004
(Treasury shares)		(1,616,663)	(1,544,877)
Total liabilities and stockholders' equity		106,295,907	98,603,647

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	Note	01/01 to 06/30/2013	01/01 to 06/30/2012
Income from financial operations		1,589,144	1,562,645
Securities and derivative financial instruments		1,589,144	1,562,645
Expenses of financial operations		(480,424)	(474,269)
Money market		(480,424)	(474,269)
Gross income from financial operations		1,108,720	1,088,376
Other operating revenues (expenses)		3,550,404	3,893,168
Personnel expenses		(115,579)	(101,945)
Other administrative expenses		(19,261)	(19,234)
Tax expenses	14a II	(111,102)	(109,036)
Equity in earnings of subsidiaries	15a I	3,822,183	4,159,228
Other operating revenues (expenses)		(25,837)	(35,845)
Operating income		4,659,124	4,981,544
Non-operating income		14,855	13,287
Income before taxes on income and profit sharing		4,673,979	4,994,831
Income tax and social contribution	4p	391,343	479,019
Due on operations for the period		(66,400)	34,934
Related to temporary differences		457,743	444,085
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(7,111)	(1,814)
Net income		5,058,211	5,472,036
Weighted average of the number of outstanding shares	16a	4,973,441,322	4,969,734,781
Net income per share – R$		1.02	1.10
Book value per share - R$ (outstanding at 06/30)		17.25	16.38

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	78,451	398,834
Net income without nonrecurring effects		5,136,662	5,870,870
Net income per share – R$		1.03	1.18

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balances at 01/01/2012	45,000,000	763,413	34,422,444	(139,142)	-	(1,663,562)	78,383,153
Purchase of treasury shares	-	-	-	-	-	(99,045)	(99,045)
Granting of stock options	-	(86,991)	62,934	-	-	217,730	193,673
Granting of options recognized	-	98,980	-	-	-	-	98,980
Addition to interest on capital paid on 03/13/2012 - year 2011	-	-	(1,450)	-	-	-	(1,450)
Payment of interest on capital on 03/13/2012 – declared after 12/31/2011	-	-	(1,846,923)	-	-	-	(1,846,923)
Asset valuation adjustment:
Change in adjustment to market value	-	-	-	675,146	-	-	675,146
Net income	-	-	-	-	5,472,036	-	5,472,036
Appropriations:
Legal reserve	-	-	273,602	-	(273,602)	-	-
Statutory reserves	-	-	3,565,770	-	(3,565,770)	-	-
Dividends and interest on capital	-	-	170,680	-	(1,632,664)	-	(1,461,984)
Balances at 06/30/2012	45,000,000	775,402	36,647,057	536,004	-	(1,544,877)	81,413,586
Changes in the period	-	11,989	2,224,613	675,146	-	118,685	3,030,433
Balances at 01/01/2013	45,000,000	843,694	39,993,495	1,506,889	-	(1,523,500)	85,820,578
Reserve Capitalization - ESM 04/19/2013	15,000,000	-	(15,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(255,891)	(255,891)
Granting of stock options	-	(46,372)	26,236	-	-	162,728	142,592
Granting of options recognized	-	108,312	-	-	-	-	108,312
Addition to interest on capital paid on 03/14/2013 - year 2012	-	-	(1,977)	-	-	-	(1,977)
Payment of interest on capital on 03/14/2013 – declared after 12/31/2012 - R$ 0,3824 per share	-	-	(1,727,604)	-	-	-	(1,727,604)
Asset valuation adjustment:
Change in adjustment to market value	-	-	-	(2,112,467)	-	-	(2,112,467)
Actuarial gain/loss in liabilities of post-employment benefits	-	-	-	7,501	-	-	7,501
Net income	-	-	-	-	5,058,211	-	5,058,211
Appropriations:
Legal reserve	-	-	252,911	-	(252,911)	-	-
Statutory reserves	-	-	3,013,250	-	(3,013,250)	-	-
Dividends and interest on capital	-	-	451,741	-	(1,792,050)	-	(1,340,309)
Balances at 06/30/2013	60,000,000	905,634	27,008,052	(598,077)	-	(1,616,663)	85,698,946
Changes in the period	15,000,000	61,940	(12,985,443)	(2,104,966)	-	(93,163)	(121,632)

 The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 a 06/30/2013	01/01 a 06/30/2012
Adjusted net income		2,762,638	1,647,467
Net income		5,058,211	5,472,036
Adjustments to net income:		(2,295,573)	(3,824,569)
Granting of options recognized		108,312	98,980
Interest and foreign exchange expense from operations with subordinated debt		1,846,770	652,922
Deferred taxes		(457,743)	(444,085)
Equity in earnings of subsidiaries	15a I	(3,822,183)	(4,159,228)
Amortization of goodwill		28,873	28,873
Effects of changes in exchange rates on cash and cash equivalents		352	(2,063)
Other		46	32
Change in assets and liabilities		604,469	507,253
(Increase) decrease in other receivables and other assets		79,764	65,264
(Decrease) increase in other liabilities		524,705	441,989
Net cash provided by (used in) operating activities		3,367,108	2,154,720
Interest on capital / dividends received		7,998,308	8,359,753
(Increase) decrease in interbank investments		(6,218,854)	(7,454,915)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		(879,081)	(3,682,386)
(Purchase) sale of investments		(259,985)	-
(Purchase) sale of fixed assets		1	-
Net cash provided by (used in) investment activities		640,389	(2,777,548)
Increase (decrease) in deposits		101,930	224,321
Increase in subordinated debt		-	3,638,340
Decrease in subordinated debt		(488,608)	(201,096)
Granting of stock options		142,592	193,673
Purchase of treasury shares		(255,891)	(99,045)
Dividends and interest on capital paid		(3,546,110)	(3,546,663)
Net cash provided by (used in) financing activities		(4,046,087)	209,530

Net increase (decrease) in cash and cash equivalents		(38,591)	(413,298)

Cash and cash equivalents at the beginning of the period		141,514	462,009
Effects of changes in exchange rates on cash and cash equivalents		(352)	2,063
Cash and cash equivalents at the end of the period	4a and 5	102,571	50,774

 The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	Note	01/01 a 06/30/2013	01/01 a 06/30/2012
Income		2,017,988	2,019,464
Financial operations		1,589,144	1,562,645
Other		428,844	456,819
Expenses		(480,424)	(474,269)
Financial operations		(480,424)	(474,269)
Inputs purchased from third parties		(19,024)	(19,010)
Third-party services		(7,306)	(8,272)
Advertising, promotions and publication		(970)	(1,363)
Expenses for financial system services		(2,150)	(2,094)
Insurance		(2,639)	(2,209)
Other		(5,959)	(5,072)
Gross added value		1,518,540	1,526,185
Deprecitation and amortization		(46)	(38)
Net added value produced by the company		1,518,494	1,526,147
Added value received from transfer	15a I	3,822,183	4,159,228
Total added value to be distributed		5,340,677	5,685,375
Distribution of added value		5,340,677	5,685,375
Personnel		120,762	101,997
Compensation		119,687	100,752
Benefits		819	967
FGTS – government severance pay fund		256	278
Taxes, fees and contributions		161,514	111,156
Federal		161,478	111,142
Municipal		36	14
Return on third parties’ assets - rent		190	186
Return on own assets		5,058,211	5,472,036
Dividends and interest on capital		1,340,309	1,461,984
Retained earnings (loss) for the period		3,717,902	4,010,052

 The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

From January 1 to June 30, 2013 and 2012

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions and valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and in the record of transactions with minority stockholders where there is no change of control (Note 4q), net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

				Interest in voting capital at		Interest in total capital at
		Incorporation country	Activity	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Fiat S.A.		Brazil	Financial institution	100.00%	99.99%	99.99%	99.99%
Banco Investcred Unibanco S.A.	(1)	Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú BBA International S.A.	(2)	Portugal	Financial institution	0.00%	99.99%	0.00%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(3) (Note 2c)	Brazil	Financial institution	70.00%	100.00%	70.00%	100.00%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
BIU Participações S.A.	(4)	Brazil	Holding company	-	66.15%	-	66.15%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	99.99%	100.00%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Fiat Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	100.00%	99.99%	100.00%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(5)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	99.99%	-	99.99%	-
Itaú BBA International PLC.		United Kingdom	Financial institution	99.99%	99.99%	99.99%	99.99%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	99.99%	99.96%	99.98%	99.96%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset Management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arabe Emirates	Advisory	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(6) (Note 2c)	Brazil	Consumer Finance Credit	100.00%	50.00%	100.00%	50.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.		Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Brazil	Acquirer	100.00%	50.00%	100.00%	50.00%
Tarjetas Unisoluciones S. A. de Capital Variable		Mexico	Credit Card administrator	100.00%	100.00%	100.00%	100.00%
Unibanco Participações Societárias S.A.	(7)	Brazil	Holding company	-	100.00%	-	100.00%

(1) Joint ventures previously proportionately consolidated, became fully consolidated as of 01/01/2013.

(2) Company merged in 02/01/2013 by Itaú BBA International Limited.

(3) New company name of Banco Banerj S.A..

(4) Company merged in 11/30/2012 proportinately by its shareholders Itaú Unibanco S.A. and Dibens Leasing S.A. - Arrendamento Mercantil.

(5) Does not include Redeemable Preferred Shares (Note 10f).

(6) New company name of FAI - Financeira Americana Itaú S.A. - Crédito, Financiamento e Investimento.

(7) Company merged in 10/31/2012 by Unibanco Negócios Imobiliários Ltda. controlled by Dibens Leasing S.A. - Arrendamento Mercantil.

c)	Business development

BSF Holding S.A. (“Banco Carrefour”)

On April 23, 2012 the Central Bank of Brazil approved the Agreement for Purchase and Sale of Sharer entered into on April 14, 2011 by ITAÚ UNIBANCO HOLDING and Carrefour Comércio e Indústria Ltda (“Carrefour Brasil”) in order to acquire 49% of BSF Holding S.A. (“Banco Carrefour”), for the amount of R$ 816,255 million, giving rise to a goodwill of R$ 580,301, through the transfer of shares on May 31, 2012.

FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”)

On August 9, 2012, ITAÚ UNIBANCO HOLDING S.A. informed that it would terminate its partnership with Lojas Americanas S.A. (“LASA”), entered into in 2005, for the offering, distribution and sale, on an exclusive basis by FAI (entity jointly controlled by ITAÚ UNIBANCO HOLDING S.A. and LASA), of financial, insurance and pension plan products and services to customers of LASA and its affiliated companies.

As a consequence of said termination, ITAÚ UNIBANCO HOLDING S.A. and LASA entered into, on this date, a purchase agreement and other covenants under which LASA has agreed (i) to sell to ITAÚ UNIBANCO HOLDING S.A. the total interest it held in the capital of FAI for the amount of R$ 95 million; and (ii) to acquire the operating rights held by FAI with respect to the offering, distribution and sale, on an exclusive basis, of financial products and services through the distribution channels of LASA and/or its affiliates, at the approximate amount of R$ 112 million. The completion of the transaction was subject to approval of the Central Bank of Brazil, which was obtained on December 27, 2012.

As a result of this transaction, FAI is no longer an entity controlled jointly by ITAÚ UNIBANCO HOLDING S.A. and LASA, becoming a whole-owned subsidiary of ITAÚ UNIBANCO HOLDING S.A.. At December 31, 2012 the balance of FAI’s balance sheet accounts were fully consolidated; the net income for 2012, however, was partially consolidated.

Redecard

On September 24, 2012, ITAÚ UNIBANCO HOLDING S.A. completed the auction of the Tender Public Offer (OPA) to cancel Redecard’s listed company register, pursuant to the OPA call notice published on August 23, 2012.

As a result of the auction and acquisition private, ITAÚ UNIBANCO HOLDING S.A. purchased, up to September 30, 2012, through its subsidiary Banestado Participações, Administração e Serviços Ltda., 298,989,237 common shares issued by Redecard, representing 44.4% of its capital, and as of now it holds 635,474,593 common shares, representing 94.4% of its capital. The shares were purchased for the unit price of R$ 35.00, totaling R$ 10,469,234 (including charges and brokerage).

With the purpose of completing the purchase of the remaining minority interest, ITAÚ UNIBANCO HOLDING acquired, by way of its subsidiary Banestado Participações, Administração e Serviços Ltda., 36,423,856 common shares (24,207,582 in October 2012; 9,893,659 in November 2012; and 2,322,615 in December 2012) for the amount, offered at the OPA of September 24, 2012, of R$ 35.00, plus SELIC variation for the period, redeemed 999,884 common shares and canceled 72,372 treasury shares, thus increasing its interest in the capital, from 94.4% to 100.0%, totaling the amount of R$ 1,282,959 (including fees and brokerage).

On October 18, 2012, the Securities and Exchange Commission (CVM) cancelled Redecard’s register as a publicly-held company.

Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders should be recognized directly in consolidated stockholders' equity - caption Revenue Reserve.

Association agreement with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

Credicard

On May 14, 2013, Itaú Unibanco Holding, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Citicard S.A. and Citifinancial Promotora de Negócios e Cobranças Ltda., for the amount of R$ 2,767 million, including “Credicard” brand.

Banco Credicard and Citifinancial are those entities responsible for the supply and distribution of financial products and services under “Credicard” brand, principally personal loans and credit cards. The operation has a credit portfolio (gross amount) worth R$ 7.3 billion (as of the baseline date of December 31, 2012) and with a credit card base of 4.8 million.

The conclusion of this operation and the effective payment shall be contingent on the approval of the appropriate regulators and will not result in significant impacts on consolidated financial statements.

Cencosud S.A.

On July 17, 2013, Itaú Unibanco Holding, signed a Memorandum of Understanding with Cencosud S.A. (“Cencosud”), a Chilean retail chain, whereby the parties have agreed to a strategic alliance, to be implemented, for a period of 15 years.

The purpose of the association will be to offer financial services and products to the consumer through Cenconsud’s retail business in Chile and Argentina, more particularly services and products related to credit card issue and operations (“Transaction”). The association’s activities will be carried out of specific purpose entities in Chile and Argentina, whose equity stock will be held by Itaú Unibanco and Cencosud, at 51% and 49% respectively. At present, Cencosud’s credit portfolio in Chile and Argentina associated with consumer credit activities amount to approximately US$ 1.3 billion.

In the light of the Transaction, Itaú Unibanco will pay the amount of approximately US$ 307 million to Cencosud. The Transaction is not expected to have any significant accounting impact on the results of Itaú Unibanco Holding, which will consolidate the association in its financial statements.

The implementation of the Transaction is contingent on compliance with certain conditions precedent including the approval of the appropriate regulatory authorities.

BMG Seguradora S.A.

On June 25, 2013, Itaú Unibanco Holding, whereby Banco Itaú BMG Consignado S.A. (“JV”), which is a entity indirectly controlled by Itaú Unibanco signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby JV agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A..

Following the fulfillment of certain conditions precedent, including the approval of this transaction by the appropriate regulatory authorities, the JV will acquire such shares through one of its controlled entities and pay approximately R$ 85 million to Sellers. BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora will execute exclusivity agreements with Banco BMG S.A and the JV for the purpose of distributing insurance products to be offered jointly with the products distributed by such financial institutions.

Such acquisition is not expected to have any significant accounting impact on the results of Itaú Unibanco Holding, which will consolidate the transaction in its financial statements.

Citibank N.A. Uruguay Branch

On June 28, 2013, Itau Unibanco Holding, whereby its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed hereof a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As result of this transaction, BIU will assume a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which is represented in 2012 slightly more than 6% of the Uruguayan market share.

The amount involved in the transaction is not material for Itaú Unibanco Holding and, therefore, will not cause any material accounting effect in its results.

The closing of the transaction is subject to this fulfillment of certain conditions precedent, including the approval by competent regulatory authorities.

Note 3 – Requirements of capital and fixed asset limits

a) Basel and fixed asset ratios

The main indicators at June 30, 2013, according to present regulation, are as follows:

	Financial	Economic-financial
	conglomerate (1)	consolidated (2)
Referential equity (3)	121,819,213	113,092,099
Basel ratio	18.3%	17.5%
Tier I	12.4%	11.7%
Tier II	5.9%	5.8%
Fixed assets ratio (4)	47.4%	14.4%
Excess capital in relation to fixed assets	3,223,094	40,259,475

(1)	Consolidated financial statements including financial companies only;
(2)	Consolidated financial statements comprising all direct and indirect subsidiary companies, including insurance, pension plan, capitalization companies and other non-financial companies, as provided for in CMN Resolution No. 2,723 of June 1, 2000, amended by CMN Resolution No. 2,743, of June 28, 2000;
(3)	The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments;
(4)	The difference between the fixed asset ratio of the financial conglomerate and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic-financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (17.5%, based on Economic-financial consolidated) to be adequate, taking into account the following:

a)	It exceeds by 6.5 percent the minimum required by the authorities (11.0%); and

b)	In view of the realizable values of assets (Note 18) and the additional provision (exceeding the minimum required) (Note 8c) the ratio would increase to 18.3%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 and Circular No 3,644, of March 04, 2013 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, 3,498, of June 28, 2010 and 3,568, of December 21, 2011, and Circular Letters Nos. 3,310, of April 15, 2008 and 3,498, of April, 2011 for market risk, and Circulars Nos. 3,383, of April 30, 2008 and 3,476, of December 28, 2009 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

Circular No. 3,608, of August 17, 2012, changes the procedures for calculating the portion of Required Referential Equity (PRE) related to the foreign currency risk (Pcam), mentioned in Circular No. 3,568.

Up to December 31, 2013, in the event these exposures are equal to or lower than 2% of the PR, the Pcam value will be equal to zero.

Should the new rules already be applicable, the ratios would be reduced by about 0.2%.

The referential equity used for calculation of ratios and composition of risk exposures at June 30, 2013, are as follows:

	Financial conglomerate		Economic-financial consolidated
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	75,781,181		75,781,181
Minority interest in subsidiaries	1,712,980		1,260,502
Corporate reorganizations	6,750,169		-
Consolidated stockholders’ equity (BACEN)	84,244,330		77,041,683
Deferred tax assets excluded from Tier I	(584,883)		(585,438)
Deferred permanent assets excluded from Tier I	(191,454)		(191,416)
Adjustments to market value – securities and derivative financial instruments excluded from Tier I	598,077		598,077
Preferred shares with clause of redemption excluded from Tier I	(874,788)		(874,788)
Tier I	83,191,282		75,988,118
Subordinated debt	39,518,009		37,994,059
Preferred shares with clause of redemption	174,958		174,958
Adjustments to market value -securities and derivative financial instruments	(598,077)		(598,077)
Tier II	39,094,890		37,570,940
Tier I + Tier II	122,286,172		113,559,058
Exclusions:
Funding instruments issued by financial institutions	(466,959)		(466,959)
Referential equity	121,819,213		113,092,099
Risk exposure:
Exposure weighted by credit risk (EPR)	601,048,764		576,592,218
Portion required for credit risk coverage (PEPR)	66,115,364	90.4%	63,425,144	89.1%
a) Per weighting factor (FPR):
FPR at 20%	880,747	1.2%	1,394,155	2.0%
FPR at 35%	646,824	0.9%	646,824	0.9%
FPR at 50%	2,944,371	4.0%	3,518,049	4.9%
FPR at 75%	23,768,973	32.5%	23,424,863	32.9%
FPR at 100%	33,086,268	45.2%	29,529,487	41.5%
FPR at 150%	2,075,834	2.8%	2,068,483	2.9%
FPR at 300%	2,209,566	3.0%	2,340,502	3.3%
Derivatives – potential future gain	502,781	0.7%	502,781	0.7%
b) Per type:
Securities	3,439,795	4.7%	3,465,910	4.9%
Loan operations - retail	10,103,364	13.8%	9,855,692	13.8%
Loan operations – non-retail	23,478,484	32.1%	23,484,940	33.0%
Joint obligations - retail	33,713	0.0%	33,713	0.0%
Joint obligations – non-retail	5,835,799	8.0%	5,831,338	8.2%
Loan commitments - retail	2,771,142	3.8%	2,673,870	3.8%
Loan commitments – non-retail	1,837,689	2.5%	1,838,225	2.6%
Other exposures	18,615,378	25.4%	16,241,456	22.8%
Portion required for operational risk coverage (POPR)	4,039,236	5.5%	4,772,920	6.7%
Retail	677,624	0.9%	677,624	1.0%
Commercial	1,147,076	1.6%	1,147,076	1.6%
Corporate finance	106,173	0.1%	106,173	0.1%
Negotiation and sales	1,444,939	2.0%	1,444,939	2.0%
Payments and settlements	290,001	0.4%	290,001	0.4%
Financial agent services	159,303	0.2%	159,303	0.2%
Asset management	204,876	0.3%	204,876	0.3%
Retail brokerage	9,244	0.0%	9,244	0.0%
Business plans	-	0.0%	-	0.0%
Conef additional	-	0.0%	733,684	1.0%
Portion required for market risk coverage:	3,011,285	4.1%	3,013,619	4.2%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	2,537,955	3.5%	2,540,289	3.6%
Fixed rate denominated in Real (PJUR1)	689,304	0.9%	689,317	1.0%
Foreign currency coupon (PJUR2)	1,165,969	1.6%	1,168,290	1.6%
Price index coupon (PJUR3)	378,264	0.5%	378,264	0.5%
Interest rate coupon (PJUR 4)	304,418	0.4%	304,418	0.4%
Operations subject to commodity price variation (PCOM)	169,526	0.2%	169,526	0.2%
Operations subject to stock price variation (PACS)	303,804	0.4%	303,804	0.4%
Required referential equity	73,165,885	100.0%	71,211,683	100.0%

Excess capital in relation to required referential equity	48,653,328	66.5%	41,880,416	58.8%

Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	665,144,406		647,378,932

Ratio (%)	18.3		17.5

Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	2,956,325		3,460,949

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2012	119,945,380	661,796,536	18.1%	109,420,835	654,872,105	16.7%
Net income for the period	6,166,892	-	0.9%	7,054,928	-	1.1%
Interest on capital and dividends	(3,069,890)	-	-0.5%	(3,069,890)	-	-0.5%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	7,501	-	0.0%	7,501	-	0.0%
Granting of options recognized	108,312	-	0.0%	108,312	-	0.0%
Corporate reorganizations	-	-	0.0%	(313,924)	-	0.0%
Granting of stock options – exercised options in the period	142,592	-	0.0%	142,592	-	0.0%
Asset valuation adjustment	(2,112,467)	-	-0.3%	(2,112,467)	-	-0.3%
Treasury Shares	(255,891)	-	0.0%	(255,891)	-	0.0%
Subordinated debt and redeemable preferred shares	545,580	-	0.1%	1,842,608	-	0.3%
Deferred assets excluded from Tier I of referential equity	(23,104)	(23,104)	0.0%	(23,317)	(23,317)	0.0%
Other changes in referential equity	364,308	-	0.1%	290,812	-	0.0%
Changes in risk exposure	-	3,370,974	-0.1%	-	(7,469,856)	0.2%
Ratio at 06/30/2013	121,819,213	665,144,406	18.3%	113,092,099	647,378,932	17.5%

b)	Capital for insurance activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 rules No. 280 (revoked Resolution No. 411 of December 22, 2010), No. 282 (revoked Resolution No. 227 of December 06, 2010), No. 283 and No. 284. These rules establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Resolution No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies.

Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9532/97, to be amortized based on the period defined in appraisal reports; (ii) rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and (iii) software and customer portfolios, amortized over a term varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013.

II -	The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – it is recognized for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims - it is recognized for the coverage of expected unsettled amounts related to single payments and income overdue, of claims reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported (IBNR) – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - it is recognized until the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Mathematical provisions for granted benefits - it is recognized after the event that triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Provision for financial surplus – recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement.

•	Other technical provisions – recognized when insufficiency of premiums or contributions are identified related to payments of claims and benefits.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses with claims and benefits.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprises the portion of the amounts collected for capitalization. It includes monetary restatement and interest, as from the beginning of the validity date.

•	Provision for redemption – recognized as from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of the financial settlement or the date the evidence of payment of the obligation is received

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each certificate, which raffles have been cost, but that, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized as from the date the raffle is drawn until the date of the financial settlement or the date the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the Provision for Raffles to be Drawn, and is used for coverage of possible insufficient amounts related to the expected amount of raffles to be drawn.

•	Provision for administrative - recognized for the coverage of expected amounts related to administrative expenses with capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15.00%. For non-financial and pension plan subsidiaries, the rate is 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with minority stockholders - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in Other Comprehensive Income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is committed as per the acquisition contracts to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial sentence. Such benefits are also accounted for in accordance with CVM Resolution No. 695/12, in a manner similar to defined benefit plans.

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	6/30/2013	6/30/2012
Cash and cash equivalents	14,671,255	13,614,277
Interbank deposits	13,409,848	14,122,597
Securities purchased under agreements to resell – Funded position	9,273,325	26,986,275
Total	37,354,428	54,723,149

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	6/30/2013	6/30/2012
Cash and cash equivalents	43,946	15,834
Securities purchased under agreements to resell – Funded position	58,625	34,940
Total	102,571	50,774

Note 6 - Interbank investments

	6/30/2013						6/30/2012
	0 - 30	31 - 180	181 - 365	Acima de 365	Total	%	Total	%
Money market	71,179,494	87,451,907	-	5	158,631,406	86.4	92,407,375	77.1
Funded position (*)	16,658,116	19,540,041	-	5	36,198,162	19.7	47,194,762	39.4
Financed position	54,271,324	38,440,665	-	-	92,711,989	50.5	28,576,738	23.8
With free movement	31,349,037	38,440,665	-	-	69,789,702	38.0	8,693,485	7.2
Without free movement	22,922,287	-	-	-	22,922,287	12.5	19,883,253	16.6
Short position	250,054	29,471,201	-	-	29,721,255	16.2	16,635,875	13.9
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,979,956	-	-	-	2,979,956	1.6	2,645,336	2.2
Interbank deposits	16,714,812	3,204,477	907,997	1,139,196	21,966,482	12.0	24,881,221	20.7
Total	90,874,262	90,656,384	907,997	1,139,201	183,577,844		119,933,932
% per maturity term	49.5	49.4	0.5	0.6
Total – 06/30/2012	75,286,888	38,838,567	3,166,868	2,641,609	119,933,932
% per maturity term	62.8	32.4	2.6	2.2

(*)	Includes R$ 5,293,976 (R$ 11,547,405 at 06/30/2012) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 58,625 (R$ 34,940 at 06/30/2012) and Interbank deposits with maturity of 31 to 180 days amounting to R$ 113,882 (R$ 24,147,861 at 06/30/2012), of 181 to 365 days (R$ 586,004 at 06/30/2012) and over 365 days amounting to R$ 39,508,972 (R$ 14,363,400 at 06/30/2012).

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	6/30/2013											6/30/2012
		Provision for adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	125,232,828	(1,581,488)	(1,394,520)	122,256,820	44.8	10,798,954	2,727,287	176,761	14,053,684	27,954,752	66,545,382	89,560,611
Financial treasury bills	29,882,637	9,369	265	29,892,271	11.0	-	2,678,057	-	3,944,254	11,085,855	12,184,105	29,962,605
National treasury bills	44,330,871	(780,223)	(141,271)	43,409,377	15.9	10,692,021	-	163,600	8,865,662	14,083,071	9,605,023	18,562,981
National treasury notes	30,286,946	(825,871)	(233,330)	29,227,745	10.7	4,436	30,540	11,961	627,595	2,449,388	26,103,825	28,640,412
National treasury/securitization	289,982	87	(1,465)	288,604	0.1	122	1,385	1,200	289	2,952	282,656	279,603
Brazilian external debt bonds	20,441,966	15,150	(1,018,716)	19,438,400	7.1	102,375	16,882	-	615,884	333,486	18,369,773	12,114,229
Other	426	-	(3)	423	0.0	-	423	-	-	-	-	781
Government securities - abroad	8,647,096	(15,157)	(69,786)	8,562,153	3.2	697,827	667,300	1,376,756	1,557,505	2,982,358	1,280,407	6,898,581
Argentina	187,380	(876)	-	186,504	0.1	8,457	30,111	28,209	1,280	71,446	47,001	104,011
Denmark	3,254,134	-	-	3,254,134	1.2	-	275,584	832,541	1,125,746	1,020,263	-	1,445,772
Korea	1,319,288	-	-	1,319,288	0.5	-	-	-	-	1,319,288	-	1,671,953
Chile	1,168,224	(34)	1,671	1,169,861	0.4	596,942	183,987	325,054	25,330	31,245	7,303	2,238,051
Paraguay	671,797	-	(56,892)	614,905	0.2	89,148	85,734	119,821	111,056	100,242	108,904	240,261
Uruguay	376,222	87	(4,874)	371,435	0.1	3,280	78,235	71,131	94,678	69,368	54,743	329,140
United States	781,720	8,293	(7,922)	782,091	0.3	-	13,649	-	109,285	321,262	337,895	509,501
Mexico	331,398	(18,871)	-	312,527	0.1	-	-	-	795	649	311,083	140,438
Turkey	35,292	(2,043)	-	33,249	0.0	-	-	-	-	-	33,249	-
Colombia	165,906	(350)	-	165,556	0.1	-	-	-	89,335	-	76,221	143,174
Belgium	180,690	(1,388)	(88)	179,214	0.1	-	-	-	-	48,558	130,656	27,599
France	80,175	-	145	80,320	0.0	-	-	-	-	-	80,320	26,782
Netherlands	58,251	-	(562)	57,689	0.0	-	-	-	-	-	57,689	-
Germany	29,576	-	(1,050)	28,526	0.0	-	-	-	-	-	28,526	-
Peru	1,135	26	-	1,161	0.0	-	-	-	-	-	1,161	2,657
Other	5,908	(1)	(214)	5,693	0.0	-	-	-	-	37	5,656	19,242
Corporate securities	48,362,317	(57,024)	467,182	48,772,475	17.9	4,961,786	2,179,119	1,700,662	5,533,634	9,825,314	24,571,960	40,225,357
Eurobonds and others	6,534,378	(53,388)	81,053	6,562,043	2.4	55,136	147,298	284,255	833,630	817,495	4,424,229	6,475,301
Bank deposit certificates	513,258	-	(44)	513,214	0.2	21,740	120,118	154,332	204,350	-	12,674	660,520
Shares	3,628,724	(32,229)	(52,666)	3,543,829	1.3	3,543,829	-	-	-	-	-	2,423,275
Debentures	14,853,440	8,308	391,749	15,253,497	5.6	3,475	323,537	165,044	1,152,120	871,604	12,737,717	11,519,664
Promissory notes	1,189,513	-	353	1,189,866	0.4	101,703	194,353	483,008	390,655	-	20,147	1,235,275
Rural product note	721,476	-	(16,423)	705,053	0.3	19,887	189,669	69,277	94,219	46,502	285,499	-
Fund quotas	1,149,398	19,623	6,224	1,175,245	0.4	1,170,991	-	-	-	4,254	-	2,460,877
Fixed income	692,490	(4,563)	(13)	687,914	0.2	683,660	-	-	-	4,254	-	1,272,363
Credit rights	260,472	-	-	260,472	0.1	260,472	-	-	-	-	-	992,460
Variable income	196,436	24,186	6,237	226,859	0.1	226,859	-	-	-	-	-	196,054
Securitized real estate loans	8,014,207	690	65,908	8,080,805	3.0	45,025	402,833	181,465	318,632	884,084	6,248,766	8,718,907
Financial bills	11,241,422	(28)	(2,740)	11,238,654	4.1	-	801,311	363,281	2,534,895	7,123,206	415,961	5,933,626
Other	516,501	-	(6,232)	510,269	0.2	-	-	-	5,133	78,169	426,967	797,912
PGBL/VGBL fund quotas (1)	79,141,414	-	-	79,141,414	29.0	79,141,414	-	-	-	-	-	65,605,935
Subtotal - securities	261,383,655	(1,653,669)	(997,124)	258,732,862	94.8	95,599,981	5,573,706	3,254,179	21,144,823	40,762,424	92,397,749	202,290,484
Trading securities	165,263,672	(1,653,669)	-	163,610,003	60.0	82,825,058	2,049,185	840,865	8,654,886	27,503,969	41,736,040	140,182,969
Available-for-sale securities	92,556,942	-	(997,124)	91,559,818	33.5	12,770,754	3,513,736	2,362,562	12,489,937	13,204,279	47,218,550	58,991,495
Held-to-maturity securities (2)	3,563,041	-	-	3,563,041	1.3	4,169	10,785	50,752	-	54,176	3,443,159	3,116,020
Derivative financial instruments	11,400,917	2,654,980	-	14,055,897	5.2	2,507,988	2,648,922	1,025,536	1,617,310	2,508,360	3,747,781	12,078,757

Total securities and derivative financial instruments (assets)	272,784,572	1,001,311	(997,124)	272,788,759	100.0	98,107,969	8,222,628	4,279,715	22,762,133	43,270,784	96,145,530	214,369,241
						36.0	3.0	1.6	8.3	15.9	35.2
Derivative financial instruments (liabilities)	(9,211,536)	(2,324,773)	5,832	(11,530,477)	100.0	(2,083,234)	(1,178,337)	(1,104,172)	(1,419,780)	(1,733,105)	(4,011,849)	(9,215,216)

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2) Unrecorded positive adjustment to market value in the amount of R$ 694,371 (R$ 960,522 at 06/30/2012), according to Note 7e.

b) Summary by portfolio

	6/30/2013
		Restricted to
	Own portfolio	Repurchase agreements	Pledging of guarantees (*)	Free portfolio	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	57,374,837	45,755,660	6,529,591	-	6,961,594	-	5,635,138	122,256,820
Financial treasury bills	18,628,493	421,160	3,015,565	-	6,961,594	-	865,459	29,892,271
National treasury bills	19,043,793	21,238,406	3,127,178	-	-	-	-	43,409,377
National treasury notes	13,663,013	10,408,205	386,848	-	-	-	4,769,679	29,227,745
National treasury/securitization	288,604	-	-	-	-	-	-	288,604
Brazilian external debt bonds	5,750,511	13,687,889	-	-	-	-	-	19,438,400
Other	423	-	-	-	-	-	-	423
Government securities - abroad	6,486,993	181,428	1,825,780	42,546	-	-	25,406	8,562,153
Argentina	186,504	-	-	-	-	-	-	186,504
Denmark	1,539,532	-	1,714,602	-	-	-	-	3,254,134
Korea	1,319,288	-	-	-	-	-	-	1,319,288
Chile	1,046,220	97,396	839	-	-	-	25,406	1,169,861
Paraguay	530,873	84,032	-	-	-	-	-	614,905
Uruguay	370,381	-	1,054	-	-	-	-	371,435
United States	672,806	-	109,285	-	-	-	-	782,091
Mexico	312,527	-	-	-	-	-	-	312,527
Turkey	33,249	-	-	-	-	-	-	33,249
Colombia	123,010	-	-	42,546	-	-	-	165,556
Belgium	179,214	-	-	-	-	-	-	179,214
France	80,320	-	-	-	-	-	-	80,320
Netherlands	57,689	-	-	-	-	-	-	57,689
Germany	28,526	-	-	-	-	-	-	28,526
Peru	1,161	-	-	-	-	-	-	1,161
Other	5,693	-	-	-	-	-	-	5,693
Corporate securities	38,819,570	4,304,520	372,962	-	-	-	5,275,423	48,772,475
Eurobonds and other	2,477,586	4,084,271	186	-	-	-	-	6,562,043
Bank deposit certificates	211,213	220,249	1,260	-	-	-	80,492	513,214
Shares	3,538,234	-	5,595	-	-	-	-	3,543,829
Debentures	13,661,143	-	365,884	-	-	-	1,226,470	15,253,497
Promissory notes	1,189,866	-	-	-	-	-	-	1,189,866
Rural product note	705,053	-	-	-	-	-	-	705,053
Fund quotas	675,867	-	37	-	-	-	499,341	1,175,245
Fixed income	279,586	-	37	-	-	-	408,291	687,914
Credit rights	169,422	-	-	-	-	-	91,050	260,472
Variable income	226,859	-	-	-	-	-	-	226,859
Securitized real estate loans	8,074,360	-	-	-	-	-	6,445	8,080,805
Financial bills	7,775,979	-	-	-	-	-	3,462,675	11,238,654
Other	510,269	-	-	-	-	-	-	510,269
PGBL/VGBL fund quotas	-	-	-	-	-	-	79,141,414	79,141,414
Subtotal - securities	102,681,400	50,241,608	8,728,333	42,546	6,961,594	-	90,077,381	258,732,862
Trading securities	46,558,956	22,499,236	2,273,754	42,546	6,961,284	-	85,274,227	163,610,003
Available-for-sale securities	55,779,765	27,694,737	6,446,865	-	310	-	1,638,141	91,559,818
Held-to-maturity securities	342,679	47,635	7,714	-	-	-	3,165,013	3,563,041
Derivative financial instruments	-	-	-	-	-	14,055,897	-	14,055,897
Total securities and derivative financial instruments (assets)	102,681,400	50,241,608	8,728,333	42,546	6,961,594	14,055,897	90,077,381	272,788,759
Total securities and derivative financial instruments (assets) – 06/30/2012	69,686,651	36,173,042	7,303,750	44,996	13,027,061	12,078,757	76,054,984	214,369,241

(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	6/30/2013										6/30/2012
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	74,472,072	(1,581,488)	72,890,584	44.6	618,683	1,056,994	176,571	8,013,604	24,582,273	38,442,459	64,507,355
Financial treasury bills	27,197,135	9,369	27,206,504	16.6	-	1,036,516	-	3,393,655	10,809,060	11,967,273	26,677,575
National treasury bills	26,225,737	(780,223)	25,445,514	15.6	614,235	-	163,600	3,818,355	11,244,301	9,605,023	17,041,470
National treasury notes	19,579,754	(825,871)	18,753,883	11.5	4,326	7,431	11,771	625,771	2,303,178	15,801,406	19,334,790
National treasury/securitization	10,828	87	10,915	0.0	122	1,384	1,200	289	2,952	4,968	17,392
Brazilian external debt bonds	1,458,618	15,150	1,473,768	0.9	-	11,663	-	175,534	222,782	1,063,789	1,436,128
Government securities - abroad	1,348,877	(15,157)	1,333,720	0.7	110,203	124,441	53,855	96,988	410,260	537,973	872,584
Argentina	187,380	(876)	186,504	0.1	8,456	30,112	28,209	1,280	71,446	47,001	104,011
Chile	101,416	(34)	101,382	0.1	16,627	61,237	23,518	-	-	-	128,505
Paraguay	84,032	-	84,032	0.1	84,032	-	-	-	-	-	-
Uruguay	45,052	87	45,139	0.0	1,088	19,442	2,128	5,578	16,903	-	35,657
United States	330,926	8,293	339,219	0.2	-	13,650	-	-	321,262	4,307	311,735
Mexico	331,398	(18,871)	312,527	0.2	-	-	-	795	649	311,083	140,438
Turkey	35,292	(2,043)	33,249	0.0	-	-	-	-	-	33,249	-
Colombia	165,906	(350)	165,556	0.1	-	-	-	89,335	-	76,221	143,174
Belgium	66,323	(1,388)	64,935	0.0	-	-	-	-	-	64,935	-
Peru	1,135	26	1,161	0.0	-	-	-	-	-	1,161	2,657
Other	17	(1)	16	-	-	-	-	-	-	16	6,407
Corporate securities	10,301,309	(57,024)	10,244,285	6.3	2,954,758	867,750	610,439	544,294	2,511,436	2,755,608	9,197,095
Eurobonds and other	1,744,432	(53,388)	1,691,044	1.0	14,044	42,782	27,654	11,061	283,344	1,312,159	1,630,192
Bank deposit certificates	100,038	-	100,038	0.1	-	-	62,470	24,894	-	12,674	352,920
Shares	2,023,055	(32,229)	1,990,826	1.2	1,990,826	-	-	-	-	-	694,434
Debentures	1,785,720	8,308	1,794,028	1.1	-	23,657	157,034	271,018	222,448	1,119,871	1,477,409
Promissory notes	20,147	-	20,147	0.0	-	-	-	-	-	20,147	269,333
Fund quotas	930,265	19,623	949,888	0.6	949,888	-	-	-	-	-	1,672,582
Fixed income	676,175	(4,563)	671,612	0.4	671,612	-	-	-	-	-	1,238,928
Credit rights	91,708	-	91,708	0.1	91,708	-	-	-	-	-	272,772
Variable income	162,382	24,186	186,568	0.1	186,568	-	-	-	-	-	160,882
Securitized real estate loans	16,581	690	17,271	0.0	-	-	-	732	16,539	-	23,937
Financial bills	3,681,071	(28)	3,681,043	2.3	-	801,311	363,281	236,589	1,989,105	290,757	3,076,288
PGBL/VGBL fund quotas	79,141,414	-	79,141,414	48.4	79,141,414	-	-	-	-	-	65,605,935
Total	165,263,672	(1,653,669)	163,610,003	100.0	82,825,058	2,049,185	840,865	8,654,886	27,503,969	41,736,040	140,182,969
% per maturity term					50.6	1.3	0.5	5.3	16.8	25.5
Total 06/30/2012	139,772,941	410,028	140,182,969	100.0	75,993,251	2,046,074	448,049	6,607,801	10,318,200	44,769,594
% per maturity term					54.2	1.5	0.3	4.7	7.4	31.9

At June 30, 2013, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Corporate Securities – Bank deposit certificates amounting to R$ 11,293,786 with maturity over 720 days (R$ 6,805 of Government Securities - Financial Treasury Bills and R$ 3,681,750 of Corporate Securities - Bank deposits certificates at 06/30/2012).

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	6/30/2013										6/30/2012
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91- 180	181 - 365	366 - 7 20	Over 720 days	Market value
Government securities - domestic	47,274,142	(1,394,520)	45,879,622	49.8	10,180,271	1,659,503	190	6,040,080	3,326,649	24,672,929	22,042,647
Financial treasury bills	2,685,502	265	2,685,767	2.9	-	1,641,537	-	550,599	276,795	216,836	3,285,030
National treasury bills	18,105,134	(141,271)	17,963,863	19.5	10,077,786	-	-	5,047,307	2,838,770	-	1,521,511
National treasury notes	7,220,727	(233,330)	6,987,397	7.6	110	12,473	190	1,824	100,380	6,872,420	6,411,637
National treasury/securitization	279,154	(1,465)	277,689	0.3	-	-	-	-	-	277,689	262,211
Brazilian external debt bonds	18,983,199	(1,018,716)	17,964,483	19.5	102,375	5,070	-	440,350	110,704	17,305,984	10,561,477
Other	426	(3)	423	0.0	-	423	-	-	-	-	781
Government securities - abroad	7,276,713	(69,786)	7,206,927	8.1	587,626	542,861	1,322,901	1,460,517	2,563,752	729,270	6,025,284
Denmark	3,254,134	-	3,254,134	3.6	-	275,584	832,541	1,125,746	1,020,263	-	1,445,772
Korea	1,319,288	-	1,319,288	1.4	-	-	-	-	1,319,288	-	1,671,953
Chile	1,066,808	1,671	1,068,479	1.2	580,316	122,750	301,536	25,330	31,245	7,302	2,109,546
Paraguay	587,765	(56,892)	530,873	0.6	5,116	85,734	119,821	111,056	100,242	108,904	240,261
Uruguay	309,675	(4,874)	304,801	0.6	2,194	58,793	69,003	89,100	44,119	41,592	293,483
United States	450,794	(7,922)	442,872	0.5	-	-	-	109,285	-	333,587	197,766
Belgium	114,367	(88)	114,279	0.1	-	-	-	-	48,558	65,721	27,599
France	80,175	145	80,320	0.1	-	-	-	-	-	80,320	26,782
Netherlands	58,251	(562)	57,689	0.0	-	-	-	-	-	57,689	-
Germany	29,576	(1,050)	28,526	0.0	-	-	-	-	-	28,526	-
Other	5,880	(214)	5,666	0.0	-	-	-	-	37	5,629	12,122
Corporate securities	38,006,087	467,182	38,473,269	42.1	2,002,857	1,311,372	1,039,471	4,989,340	7,313,878	21,816,351	30,923,564
Eurobonds and other	4,735,025	81,053	4,816,078	5.3	36,920	104,519	205,849	822,569	534,151	3,112,070	4,775,079
Bank deposit certificate	413,220	(44)	413,176	0.5	21,740	120,118	91,862	179,456	-	-	307,600
Shares	1,605,669	(52,666)	1,553,003	1.7	1,553,003	-	-	-	-	-	1,728,841
Debentures	13,067,720	391,749	13,459,469	14.6	3,476	299,880	8,010	881,102	649,156	11,617,845	10,010,063
Promissory notes	1,169,366	353	1,169,719	1.3	101,703	194,353	483,008	390,655	-	-	965,942
Rural product note	721,476	(16,423)	705,053	0.8	19,887	189,669	69,277	94,219	46,502	285,499	-
Fund quotas	219,133	6,224	225,357	0.2	221,103	-	-	-	4,254	-	788,295
Fixed income	16,315	(13)	16,302	0.0	12,048	-	-	-	4,254	-	33,435
Credit rights	168,764	-	168,764	0.2	168,764	-	-	-	-	-	719,688
Variable income	34,054	6,237	40,291	0.0	40,291	-	-	-	-	-	35,172
Securitized real estate loans	7,997,626	65,908	8,063,534	8.8	45,025	402,833	181,465	317,900	867,545	6,248,766	8,692,494
Financial nills	7,560,351	(2,740)	7,557,611	8.3	-	-	-	2,298,306	5,134,101	125,204	2,857,338
Other	516,501	(6,232)	510,269	0.6	-	-	-	5,133	78,169	426,967	797,912
Total	92,556,942	(997,124)	91,559,818	100.0	12,770,754	3,513,736	2,362,562	12,489,937	13,204,279	47,218,550	58,991,495
Adjustments of securities reclassified in prior years to the held-to-maturity category		9,291			14.0	3.8	2.6	13.6	14.4	51.6
Deferred taxes		308,985
Minority interest in subsidiaries		1,893
Accounting adjustment - hedge - Circular No. 3,082		71,377
Others		7,501
Adjustment to market value – securities – 06/30/2013		(598,077)
Total 06/30/2012	57,474,905	1,516,590	58,991,495	100.0	5,652,038	1,913,858	2,541,676	6,168,629	7,058,263	35,657,031
Adjustments of securities reclassified in prior years to the held-to-maturity category		10,297			9.6	3.2	4.3	10.5	12.0	60.4
Accounting adjustment - hedge - Circular No. 3,082		(579,594)
Deferred taxes		(395,479)
Minority interest in subsidiaries		(15,810)
Adjusment to market value – securities – 06/30/2012		536,004

At June 30, 2012, ITAÚ UNIBANCO HOLDING’s portfolio was composed of Government Securities in the amount of R$ 7,462 and at June 30, 2013 there are no outstanding operations.

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at June 30, 2013, not considered in results, are the amounts of R$ 9,291 (R$ 10,297 at 06/30/2012) relating to the market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 694,371 (R$ 960,522 at 06/30/2012).

	6/30/2013								6/30/2012
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
Government securities - domestic	3,486,614	97.9	-	10,785	-	-	45,830	3,429,999	3,010,609
National treasury notes (*)	3,486,465	97.9	-	10,636	-	-	45,830	3,429,999	2,893,985
Brazilian external debt bonds	149	0.0	-	149	-	-	-	-	116,624
Government securities - abroad	21,506	0.6	-	-	-	-	8,346	13,160	713
Uruguay	21,495	0.6	-	-	-	-	8,346	13,149	-
Other	11	0.0	-	-	-	-	-	11	713
Corporate securities	54,921	1.5	4,169	-	50,752	-	-	-	104,698
Eurobonds and other	54,921	1.5	4,169	-	50,752	-	-	-	70,030
Share	-	-	-	-	-	-	-	-	-
Debentures (*)	-	-	-	-	-	-	-	-	32,192
Securitized real estate loans (*)	-	-	-	-	-	-	-	-	2,476
Total	3,563,041	100.0	4,169	10,785	50,752	-	54,176	3,443,159	3,116,020
% per maturity term			0.1	0.3	1.4	0.0	1.5	96.7
Total 06/30/2012	3,116,020	100.0	504	31,652	1,451	118,709	78,205	2,885,499
% per maturity term			-	1.0	0.1	3.8	2.5	92.6

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,198,418 (R$ 2,102,333 at 06/30/2012).

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2001, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected event, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

g) Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at June 30, 2013, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 5,779,849 (R$ 4,092,370 at June 30, 2012) and was basically composed of government securities.

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	6/30/2013	6/30/2012	6/30/2013	6/30/2013	6/30/2013	6/30/2012
Futures contracts	592,545,564	378,073,650	(295,829)	136,140	(159,689)	582,367
Purchase commitments	97,598,411	146,229,448	1,171	186,696	187,867	(597,749)
Foreign currency	5,394,266	7,024,665	46,956	177,215	224,171	(424,158)
Interbank market	65,184,262	117,292,162	(296,346)	9,207	(287,139)	20,625
Indexes	22,227,901	16,931,612	250,534	274	250,808	(191,639)
Securities	4,568,947	4,523,727	-	-	-	(8,213)
Commodities	216,444	457,282	27	-	27	5,636
Other	6,591	-	-	-	-	-
Commitments to sell	494,947,153	231,844,202	(297,000)	(50,556)	(347,556)	1,180,116
Foreign currency	75,164,257	13,007,273	(114,960)	(50,561)	(165,521)	422,120
Interbank market	382,618,868	131,509,684	189,292	567	189,859	(11,675)
Fixed rates	101,474	-	-	1,800	1,800	-
Indexes	29,446,170	80,989,394	(371,438)	(2,362)	(373,800)	770,973
Securities	7,518,204	6,162,565	131	-	131	1,727
Commodities	98,180	175,286	(25)	-	(25)	(3,029)
Swap contracts	-	-	(802,493)	235,491	(567,002)	(731,283)
Asset position	183,145,044	109,629,772	2,411,307	1,838,025	4,249,332	3,413,642
Foreign currency	11,715,431	8,692,296	1,039,435	324,203	1,363,638	779,430
Interbank market	48,238,624	40,310,180	185,978	489,227	675,205	318,680
Fixed rates	52,751,504	28,494,528	332,189	665,594	997,783	727,804
Floating rate	30,264,548	4,033,509	45,610	57,308	102,918	14,728
Indexes	40,054,990	27,755,147	807,930	299,618	1,107,548	1,507,579
Securities	116,763	339,573	6	39	45	62,262
Commodities	3,135	4,494	110	142	252	-
Other	49	45	49	1,894	1,943	3,159
Liability position	183,947,537	110,226,047	(3,213,800)	(1,602,534)	(4,816,334)	(4,144,925)
Foreign currency	20,051,422	12,540,182	(1,438,014)	(282,697)	(1,720,711)	(1,062,691)
Interbank market	38,894,542	26,466,040	20,567	(461,066)	(440,499)	(57,130)
Fixed rates	51,102,324	31,696,383	(483,279)	(445,843)	(929,122)	(934,335)
Floating rate	3,835,209	6,295,609	(57,742)	(89,070)	(146,812)	(102,357)
Indexes	69,820,784	32,632,229	(1,154,250)	(346,999)	(1,501,249)	(1,912,662)
Securities	101,558	507,032	(95,589)	22,773	(72,816)	(75,336)
Commodities	31,048	71,905	(63)	7	(56)	(414)
Other	110,650	16,667	(5,430)	361	(5,069)	-
Option contracts	1,416,443,177	1,349,393,610	1,053,640	(201,606)	852,034	644,432
Purchase commitments - long position	286,014,236	309,581,400	628,103	423,038	1,051,141	728,033
Foreign currency	15,806,082	16,408,054	276,396	274,185	550,581	640,299
Interbank market	45,700,443	65,253,336	51,325	185,659	236,984	12,732
Floating rate	134,287	322,811	1,117	(1,099)	18	87
Indexes	222,751,819	225,804,403	254,480	(27,075)	227,405	28,784
Securities	816,412	688,117	27,490	(2,397)	25,093	33,108
Commodities	779,326	970,826	17,295	(6,668)	10,627	10,619
Other	25,867	133,853	-	433	433	2,404
Commitments to sell - long position	493,016,162	435,549,338	1,721,208	42,855	1,764,063	2,548,285
Foreign currency	10,214,153	11,495,622	163,539	(90,892)	72,647	131,188
Interbank market	39,374,441	46,386,529	61,166	(40,526)	20,640	381,514
Floating rate	701,083	1,059,142	1,175	(513)	662	969
Indexes	438,711,807	372,151,880	473,996	(95,739)	378,257	879,752
Securities	3,808,103	2,844,530	1,011,847	262,227	1,274,074	1,062,907
Commodities	190,877	1,188,269	7,874	6,759	14,633	20,274
Other	15,698	423,366	1,611	1,539	3,150	71,681
Purchase commitments - short position	172,761,808	196,190,298	(515,629)	(586,807)	(1,102,436)	(718,494)
Foreign currency	12,277,869	10,578,657	(304,820)	(281,886)	(586,706)	(609,558)
Interbank market	28,884,588	40,721,204	(38,811)	(157,999)	(196,810)	(15,041)
Indexes	130,732,696	144,029,038	(155,314)	(136,782)	(292,096)	(59,787)
Securities	690,686	590,106	(6,669)	(13,357)	(20,026)	(23,852)
Commodities	156,305	139,543	(10,015)	3,650	(6,365)	(7,575)
Other	19,664	131,750	-	(433)	(433)	(2,681)
Commitments to sell - short position	464,650,971	408,072,574	(780,042)	(80,692)	(860,734)	(1,913,392)
Foreign currency	10,759,615	8,322,304	(214,390)	155,560	(58,830)	(103,347)
Interbank market	110,569,843	61,874,679	(128,012)	104,676	(23,336)	(578,355)
Floating rate	-	-	(86)	(88)	(174)	137
Indexes	341,260,437	335,974,710	(291,664)	(153,451)	(445,115)	(879,658)
Securities	1,653,644	1,255,792	(132,276)	(181,332)	(313,608)	(266,220)
Commodities	381,586	222,343	(10,651)	(4,518)	(15,169)	(14,166)
Other	25,846	422,746	(2,963)	(1,539)	(4,502)	(71,783)
Forward contracts	35,299,467	16,645,496	1,318,953	33,844	1,352,797	1,190,851
Purchases receivable	11,591,732	7,196,918	1,659,893	100,267	1,760,160	1,001,616
Foreign currency	8,008,488	6,788,471	455,748	100,632	556,380	612,558
Interbank market	3,004,171	-	-	516	516	-
Fixed rates	76,595	130,827	702,413	(905)	701,508	130,825
Floating rate	500,324	257,968	501,715	-	501,715	257,819
Securities	-	63	-	-	-	63
Commodities	2,154	3,386	17	24	41	80
Other	-	16,203	-	-	-	271
Purchases payable	6,276,900	2,472,911	(1,574,950)	586	(1,574,364)	(467,009)
Foreign currency	6,197,651	2,425,752	(358,899)	(462)	(359,361)	(70,796)
Fixed rates	-	-	(702,413)	905	(701,508)	(130,825)
Floating rate	-	-	(501,715)	-	(501,715)	(257,819)
Securities	-	-	-	-	-	(63)
Commodities	79,249	39,415	(11,923)	143	(11,780)	(7,345)
Other	-	7,744	-	-	-	(161)
Sales receivable	8,885,564	4,438,206	3,017,767	(8,704)	3,009,063	1,859,698
Foreign currency	6,305,843	1,962,156	518,044	(4,211)	513,833	37,010
Interbank market	89,469	508,492	87,855	102	87,957	4,080
Fixed rates	855,789	953,551	858,260	(3,473)	854,787	953,058
Floating rate	706,821	164,572	708,782	3	708,785	164,382
Indexes	148	19,345	145	-	145	19,170
Securities	836,632	680,929	827,475	(913)	826,562	673,714
Commodities	90,862	134,549	17,206	(212)	16,994	7,899
Other	-	14,612	-	-	-	385
Sales deliverable	8,545,271	2,537,461	(1,783,757)	(58,305)	(1,842,062)	(1,203,454)
Foreign currency	6,617,548	2,522,629	(353,339)	(58,447)	(411,786)	(148,939)
Interbank market	1,927,723	-	-	(774)	(774)	-
Fixed rates	-	-	(721,054)	908	(720,146)	(886,206)
Floating rate	-	-	(708,782)	(3)	(708,785)	(164,382)
Securities	-	-	(582)	11	(571)	-
Commodities	-	14,832	-	-	-	(3,927)

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	6/30/2013	6/30/2012	6/30/2013	6/30/2013	6/30/2013	6/30/2012
Credit derivatives	7,083,996	6,843,318	621,768	1,077	622,845	466,077
Asset position	3,109,486	2,134,509	719,848	74,921	794,769	630,362
Foreign currency	-	127,532	-	-	-	1,145
Fixed rate	2,574,748	1,331,632	719,581	68,867	788,448	624,387
Securities	398,124	579,039	200	4,057	4,257	3,645
Other	136,614	96,306	67	1,997	2,064	1,185
Liability position	3,974,510	4,708,809	(98,080)	(73,844)	(171,924)	(164,285)
Foreign currency	-	306	-	-	-	(3)
Fixed rate	2,694,170	4,204,305	(98,443)	(30,113)	(128,556)	(146,373)
Securities	1,260,630	501,125	344	(42,774)	(42,430)	(17,853)
Other	19,710	3,073	19	(957)	(938)	(56)
Forwards operations	38,098,587	37,934,503	(34,489)	36,182	1,693	56,584
Asset position	20,101,766	18,596,552	413,712	25,007	438,719	508,569
Foreign currency	19,700,952	18,159,001	402,425	25,007	427,432	500,217
Interbank market	-	19,713	168	-	168	365
Floating rate	-	405,271	-	-	-	7,228
Indexes	295,878	12,567	6,661	-	6,661	759
Securities	104,936	-	4,458	-	4,458	-
Liability position	17,996,821	19,337,951	(448,201)	11,175	(437,026)	(451,985)
Foreign currency	17,975,206	19,214,160	(447,904)	11,175	(436,729)	(449,398)
Interbank market	15,658	13,930	(101)	-	(101)	(521)
Floating rate	-	74,788	-	-	-	(1,356)
Indexes	-	35,073	-	-	-	(710)
Securities	5,957	-	(196)	-	(196)	-
Swap with target flow	1,598,430	130,506	(64,384)	(44,994)	(109,378)	(2,018)
Asset position - interbank market	767,023	65,157	-	-	-	-
Liability position	831,407	65,349	(64,384)	(44,994)	(109,378)	(2,018)
Foreign currency	766,260	-	(64,224)	(43,809)	(108,033)	-
Interbank market	65,147	65,349	(160)	(1,185)	(1,345)	(2,018)
Target flow of swap - asset position - foreign currency	837,880	73,808	-	72,634	72,634	3,306
Other derivative financial instruments	6,855,241	6,556,395	392,215	67,271	459,486	653,225
Asset position	5,874,616	5,271,768	829,079	86,937	916,016	802,879
Foreign currency	427,987	648,115	100,196	5,119	105,315	180,409
Fixed rate	1,415,336	1,008,932	393,544	34,715	428,259	286,513
Securities	4,007,628	3,611,648	335,360	46,138	381,498	335,901
Other	23,665	3,073	(21)	965	944	56
Liability position	980,625	1,284,627	(436,864)	(19,666)	(456,530)	(149,654)
Foreign currency	376,196	533,808	(97,938)	(12,935)	(110,873)	(107,393)
Fixed rate	-	-	(310,034)	(1,508)	(311,542)	-
Securities	471,770	654,513	(28,835)	(4,138)	(32,973)	(41,076)
Other	132,659	96,306	(57)	(1,085)	(1,142)	(1,185)
		Asset	11,400,917	2,654,980	14,055,897	12,078,757
		Liabilities	(9,211,536)	(2,318,941)	(11,530,477)	(9,215,216)
		Total	2,189,381	336,039	2,525,420	2,863,541

Derivative contracts mature as follows (in days):
Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	30/06/2013	30/06/2012
Futures	254,682,577	125,621,272	97,490,789	114,750,926	592,545,564	378,073,650
Swaps	5,118,423	23,279,743	18,052,956	134,282,615	180,733,737	107,381,436
Options	550,230,340	81,806,826	770,405,416	14,000,595	1,416,443,177	1,349,393,610
Forwards (onshore)	5,522,642	18,721,434	4,840,425	6,214,966	35,299,467	16,645,496
Credit derivatives	574,948	971,112	416,181	5,121,755	7,083,996	6,843,318
Forwards (offshore)	13,381,801	15,924,383	7,678,250	1,114,153	38,098,587	37,934,503
Swaps with target flow	-	-	14,416	752,607	767,023	65,157
Target flow of swap	-	-	17,725	820,155	837,880	73,808
Other derivative financial instruments	120,336	918,066	969,912	4,846,927	6,855,241	6,556,395

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	6/30/2013										6/30/2012
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures	-	-	-	-	-	-	-	-	-	-	582,367
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	580,187
Financial institutions	-	-	-	-	-	-	-	-	-	-	9,019
Companies	-	-	-	-	-	-	-	-	-	-	(6,839)
Swaps - adjustment receivable	2,411,307	1,838,025	4,249,332	30.3	77,100	296,465	364,370	672,760	1,005,878	1,832,759	3,413,642
BM&F Bovespa	260,245	92,391	352,636	2.5	6,963	2,971	7,046	100,791	50,508	184,357	441,318
Financial institutions	219,652	398,760	618,412	4.4	21,367	48,080	54,966	106,211	97,659	290,129	366,821
Companies	1,908,271	1,079,300	2,987,571	21.3	48,050	228,295	295,355	461,507	672,531	1,281,833	2,589,550
Individuals	23,139	267,574	290,713	2.1	720	17,119	7,003	4,251	185,180	76,440	15,953
Option premiums	2,349,311	465,893	2,815,204	20.0	421,478	463,226	263,121	502,239	1,070,026	95,114	3,276,318
BM&FBOVESPA	956,794	77,973	1,034,767	7.4	280,611	299,958	128,711	288,399	37,088	-	1,854,934
Financial institutions	125,072	120,327	245,399	1.7	64,123	44,574	42,987	33,048	43,523	17,144	259,292
Companies	1,267,445	267,593	1,535,038	10.9	76,744	118,694	91,423	180,792	989,415	77,970	1,162,092
Forwards (onshore)	4,677,660	91,563	4,769,223	33.9	1,591,019	1,007,398	290,426	271,809	274,244	1,334,327	2,861,314
BM&FBOVESPA	1,052,125	(2,860)	1,049,265	7.5	293,211	635,568	111,977	8,116	64	329	697,363
Financial institutions	1,528,558	9,053	1,537,611	10.9	1,254,113	15,035	30,490	156,474	53,341	28,158	152,044
Companies	2,095,602	84,808	2,180,410	15.5	43,695	356,795	147,959	106,474	219,647	1,305,840	2,011,030
Individuals	1,375	562	1,937	0.0	-	-	-	745	1,192	-	877
Credit derivatives	719,848	74,921	794,769	5.7	242,352	546,075	715	616	1,151	3,860	630,362
Financial institutions	719,848	74,921	794,769	5.7	242,352	546,075	715	616	1,151	3,860	630,186
Companies	-	-	-	0.0	-	-	-	-	-	-	176
Forwards (offshore)	413,712	25,007	438,719	3.1	102,532	54,828	98,983	150,642	22,096	9,638	508,569
Financial institutions	293,989	-	293,989	2.1	77,444	36,735	65,672	111,086	2,427	625	331,498
Companies	117,448	25,145	142,593	1.0	23,803	17,831	32,968	39,309	19,669	9,013	176,719
Individuals	2,275	(138)	2,137	0.0	1,285	262	343	247	-	-	352
Target flow of swap - companies	-	72,634	72,634	0.5	-	-	-	388	1,745	70,501	3,306
Other derivative financial instruments	829,079	86,937	916,016	6.5	73,507	280,930	7,921	18,856	133,220	401,582	802,879
BM&FBOVESPA	-	-	-	0.0	-	-	-	-	-	-	53,924
Financial institutions	209,030	21,528	230,558	1.6	72,729	311	375	7,315	13,886	135,942	240,877
Companies	620,049	65,409	685,458	4.9	778	280,619	7,546	11,541	119,334	265,640	508,078
Total	11,400,917	2,654,980	14,055,897	100.0	2,507,988	2,648,922	1,025,536	1,617,310	2,508,360	3,747,781	12,078,757
% per maturity term					17.8	18.8	7.3	11.5	17.8	26.7
Total at 06/30/2012	10,409,336	1,669,421	12,078,757	100.0	1,964,703	2,457,206	820,611	1,709,980	1,349,378	3,776,879
% per maturity term					16.3	20.3	6.8	14.2	11.2	31.3

	6/30/2013										6/30/2012
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Futures - BM&FBovespa	(295,829)	136,140	(159,689)	1.4	-	(20,923)	-	(19,366)	-	(119,400)	-
Swaps - difference payable	(3,213,800)	(1,602,534)	(4,816,334)	41.7	(237,769)	(166,021)	(337,467)	(653,518)	(1,201,061)	(2,220,498)	(4,144,925)
BM&FBovespa	(373,063)	(136,953)	(510,016)	4.4	(103)	(59)	(12,060)	(84,490)	(207,194)	(206,110)	(727,111)
Financial institutions	(461,234)	(292,587)	(753,821)	6.5	(20,193)	(11,259)	(85,889)	(32,271)	(170,665)	(433,544)	(966,812)
Companies	(2,350,315)	(1,023,749)	(3,374,064)	29.3	(217,027)	(139,411)	(233,299)	(535,786)	(688,151)	(1,560,390)	(2,400,236)
Individuals	(29,188)	(149,245)	(178,433)	1.5	(446)	(15,292)	(6,219)	(971)	(135,051)	(20,454)	(50,766)
Option premiums	(1,295,671)	(667,499)	(1,963,170)	17.0	(254,834)	(443,015)	(393,969)	(520,941)	(250,319)	(100,092)	(2,631,886)
BM&FBovespa	(689,005)	(432,603)	(1,121,608)	9.7	(187,080)	(311,490)	(259,265)	(286,209)	(77,564)	-	(1,989,545)
Financial institutions	(338,215)	(161,986)	(500,201)	4.3	(47,293)	(74,138)	(91,874)	(107,005)	(102,221)	(77,670)	(524,610)
Companies	(268,244)	(72,843)	(341,087)	3.0	(20,461)	(57,113)	(42,830)	(127,727)	(70,534)	(22,422)	(117,628)
Individuals	(207)	(67)	(274)	-	-	(274)	-	-	-	-	(103)
Forwards (onshore)	(3,358,707)	(57,719)	(3,416,426)	29.8	(1,378,160)	(150,882)	(224,821)	(165,796)	(205,419)	(1,291,348)	(1,670,463)
BM&FBovespa	-	(774)	(774)	-	(317)	-	-	-	(457)	-	-
Financial institutions	(1,450,514)	1,210	(1,449,304)	12.6	(1,262,702)	(34,791)	(81,463)	(53,307)	(17,041)	-	(106,882)
Companies	(1,908,011)	(58,130)	(1,966,141)	17.2	(115,141)	(115,884)	(143,358)	(112,489)	(187,921)	(1,291,348)	(1,563,581)
Individuals	(182)	(25)	(207)	-	-	(207)	-	-	-	-	-
Credit derivatives	(98,080)	(73,844)	(171,924)	1.5	(7,275)	(6,099)	(20)	(2,548)	(26,762)	(129,220)	(164,285)
Financial institutions	(98,080)	(73,844)	(171,924)	1.5	(7,275)	(6,099)	(20)	(2,548)	(26,762)	(129,220)	(164,241)
Companies	-	-	-	-	-	-	-	-	-	-	(44)
Forwards (offshore)	(448,201)	11,175	(437,026)	3.7	(112,888)	(79,540)	(145,203)	(54,785)	(23,483)	(21,127)	(451,985)
Financial institutions	(296,875)	3,993	(292,882)	2.5	(96,460)	(51,473)	(114,325)	(29,731)	(893)	-	(342,289)
Companies	(150,968)	7,305	(143,663)	1.2	(16,374)	(27,933)	(30,672)	(24,968)	(22,589)	(21,127)	(109,282)
Individuals	(358)	(123)	(481)	-	(54)	(134)	(206)	(86)	(1)	-	(414)
Swaps with target flow - companies	(64,384)	(44,994)	(109,378)	0.9	-	-	-	(160)	(1,185)	(108,033)	(2,018)
Other derivative financial instruments	(436,864)	(19,666)	(456,530)	4.0	(92,308)	(311,857)	(2,692)	(2,666)	(24,876)	(22,131)	(149,654)
Financial institutions	(92,196)	(139)	(92,335)	0.8	(89,280)	-	-	-	(3,055)	-	(88,310)
Companies	(344,668)	(19,527)	(364,195)	3.2	(3,028)	(311,857)	(2,692)	(2,666)	(21,821)	(22,131)	(61,344)
Total	(9,211,536)	(2,318,941)	(11,530,477)	100.0	(2,083,234)	(1,178,337)	(1,104,172)	(1,419,780)	(1,733,105)	(4,011,849)	(9,215,216)
% per maturity term					18.1	10.2	9.6	12.3	15.0	34.8
Total at 06/30/2012	(7,109,139)	(2,106,077)	(9,215,216)	100.0	(1,511,923)	(966,743)	(394,434)	(2,171,368)	(1,210,152)	(2,960,596)
% per maturity term					16.4	10.5	4.3	23.6	13.1	32.1

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	6/30/2013
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	503,527,465	6,200,991	1,364,227,205	5,994,793	-	-	-	-	-
Overt-the-counter market	89,018,099	174,532,746	52,215,972	29,304,674	7,083,996	38,098,587	767,023	837,880	6,855,241
Financial institutions	54,913,613	78,169,312	21,762,769	6,347,273	7,083,996	32,018,939	-	-	2,422,417
Companies	34,104,486	62,645,899	30,449,378	22,942,443	-	5,948,587	767,023	837,880	4,432,824
Individuals	-	33,717,535	3,825	14,958	-	131,061	-	-	-
Total	592,545,564	180,733,737	1,416,443,177	35,299,467	7,083,996	38,098,587	767,023	837,880	6,855,241
Total 06/30/2012	378,073,650	107,381,436	1,349,393,610	16,645,496	6,843,318	37,934,503	65,157	73,808	6,556,395

IV - Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Notional amount
	6/30/2013	6/30/2012
Transferred	1,228,883	1,280,073
Credit swaps whose underlying assets are:
Securities	1,228,883	1,280,073
Received	(5,855,113)	(5,563,245)
Credit swaps whose underlying assets are:
Securities	(4,461,654)	(4,504,830)
Total return rate swaps whose underlying assets are:
Securities	(1,393,459)	(1,058,415)
Total (*)	(4,626,230)	(4,283,172)
Effect on the Referential Equity (Note 3)	182,567	107,274

(*) In the period we aligned the procedures for disclosing credit derivative information in order to state the position in the same disclosure standard as that of the risk management (BACEN Circular No. 3,477, of December 28, 2009).

During the period, there was no occurrence of credit event related to those set forth in agreements.

V - Accounting hedge

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

a)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING is to protect the cash flows of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

	6/30/2013			6/30/2012
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	84,827,539	39,327	86,597,153	61,487,005	(340,816)	61,819,167
Hedge of preferred shares	870,890	3,849	870,890	794,516	(15,884)	794,516
Hedge of subordinated CDB	154,955	-	133,547	144,471	-	124,140
Total	85,853,384	43,176	87,601,590	62,425,992	(356,700)	62,737,823

(*) Market Value net of tax effects recorded in stockholders’ equity

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (102,690) (R$ (91,304) at June 30, 2012).

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at June 30, 2013, ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2013 and 2017.

To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), ITAÚ UNIBANCO HOLDING negotiated swap contracts with maturity in 2015.

b)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in market risk, receipt of interest, which are attributable to changes in interest rates related to recognized assets.

	6/30/2013
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	1,141,248	(5,973)	1,141,248	5,975
Total	1,141,248	(5,973)	1,141,248	5,975

	6/30/2012
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	36,382	73	36,382	73
Total	36,382	73	36,382	73

(*) Market value net of tax effects recorded in stockholders’ equity

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts Hedge assets are related to fixed-rate assets expressed in unidad de fomento (CLF) and expressed in euros, issued by subsidiaries in Chile and London, respectively and with maturities between 2018 and 2028.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

c)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

6/30/2013						6/30/2012
Maturity term	Hedge of deposits and securities purchased under agreements to resell	Hedge of preferred shares	Hedge of subordinated CDB	Hedge of loans	Total	Total

2012	-	-	-	-	-	42,620,970
2013	70,190,333	-	-	-	70,190,333	12,150,672
2014	13,228,970	-	154,955	-	13,383,925	6,795,870
2015	519,828	870,890	-	-	1,390,718	-
2017	888,408	-	-	-	888,408	858,480
2018	-	-	-	144,020	144,020	-
2020	-	-	-	44,194	44,194	-
2022	-	-	-	203,689	203,689	36,382
2025	-	-	-	46,394	46,394	-
2025	-	-	-	164,993	164,993	-
2027	-	-	-	192,999	192,999	-
2028	-	-	-	344,959	344,959	-
Total	84,827,539	870,890	154,955	1,141,248	86,994,632	62,462,374

d)	Related operations - the swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 27,590 (R$ 36,916 at June 30, 2012) are recorded at amounts restated in accordance with variations occurred in respective ratios (curve) and are not valued at their market value, as permitted by BACEN Circular No. 3,150, of September 11, 2002.

h)	Changes in adjustment to unrealized (*) market value for the period

	01/01 to 06/30/2013	01/01 to 06/30/2012
Opening balance	2,406,079	(160,343)
Adjustments with impact on:
Results	(1,232,842)	598,852
Trading securities	(2,028,600)	383,330
Derivative financial instruments	795,758	215,522
Stockholders’ equity	(3,422,446)	495,926
Available-for-sale	(3,780,266)	797,991
Accounting hedge – derivative financial instruments	357,820	(302,065)
Futures	342,225	(308,136)
Swap	15,595	6,071

Closing balance	(2,249,209)	934,435
Adjustment to market value	(2,249,209)	934,435
Trading securities	(1,653,669)	410,028
Available-for-sale securities	(997,124)	1,516,590
Derivative financial instruments	401,584	(992,183)
Trading securities	330,207	(412,589)
Accounting hedge	71,377	(579,594)
Futures	65,545	(555,527)
Swap	5,832	(24,067)

(*)	The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments

	01/01 to 06/30/2013	01/01 to 06/30/2012
Gain (loss) - trading securities	(62,990)	642,928
Gain (loss) – available-for-sale securities	(157,065)	593,878
Gain (loss) – derivatives	(2,925,064)	(3,420,008)
Gain (loss) – foreign exchange variation on investments abroad	1,904,473	1,300,848
Total	(1,240,646)	(882,354)

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475 of December 17, 2008, ITAÚ UNIBANCO HOLDING carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure under exceptional scenarios.

Measurement of market risk segregates operations in trading portfolio and banking portfolio, pursuant to the criteria set forth in the Capital Accord and subsequent amendments.

The sensitivity analyses of non-trading and trading portfolio shown in this report are an evaluation of an instant position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING.

Trading portfolio	Exposures	06/30/2013 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(128)	(3,155)	(6,227)
Foreign exchange	Rates of foreign currency coupon	(91)	(2,206)	(4,295)
Foreign currency	Exchange variation	398	(9,947)	(19,894)
Price indices	Rates of price index coupon	(80)	(1,920)	(3,668)
Reference rate	Rate of TR coupon	398	(10,041)	(20,247)
Shares	Share price	5,818	(145,452)	(290,905)
	Total without correlation	6,316	(172,721)	(345,236)
	Total with correlation	4,506	(123,223)	(246,300)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2013 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(1,212)	(30,220)	(60,256)
Foreign exchange	Rates of foreign currency coupon	(105)	(2,419)	(4,418)
Foreign currency	Exchange variation	3,143	(78,574)	(157,148)
Price indices	Rates of price index coupon	(2,566)	(62,568)	(121,997)
Reference rate	Rate of TR coupon	(2,106)	(51,439)	(100,438)
Shares	Share price	7,464	(186,588)	(373,177)
	Total without correlation	4,618	(411,809)	(817,434)
	Total with correlation	3,294	(293,794)	(583,177)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices, which is based on market information (BM&FBOVESPA, Andima, etc);

•	Scenario II: Shocks at 25 base points in interest rates and associated indexes, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks at 50 base points in interest rates and associated indexes, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING are shown in the item Derivative financial instruments in this note.

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	6/30/2013										6/30/2012
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	163,448,254	70,133,407	31,704,423	20,775,283	7,773,591	4,021,613	2,644,898	2,837,859	10,144,062	313,483,390	290,475,793
Loans and discounted trade receivables	54,016,116	51,434,125	22,165,777	15,385,786	6,184,954	3,146,856	2,029,761	2,301,493	8,046,154	164,711,022	158,325,584
Financing	76,913,768	10,401,427	8,380,096	4,864,009	1,457,507	770,455	568,178	509,366	2,027,250	105,892,056	99,730,844
Farming and agribusiness financing	5,423,702	833,677	609,632	251,408	36,983	53,971	19,932	-	26,821	7,256,126	4,976,510
Real estate financing	27,094,668	7,464,178	548,918	274,080	94,147	50,331	27,027	27,000	43,837	35,624,186	27,442,855

Lease operations	7,417,531	1,422,391	1,799,087	846,170	521,949	275,252	189,887	165,115	579,785	13,217,167	21,582,061

Credit card operations	-	36,062,795	2,414,340	1,201,635	629,699	395,070	436,849	359,718	2,619,287	44,119,393	38,483,279

Advance on exchange contracts (1)	2,803,711	850,101	223,448	549,748	31,441	8,209	488	1,033	936	4,469,115	5,082,661

Other sundry receivables (2)	6,366	3,722,832	16,780	76,269	4,399	16,903	14,544	16,344	49,991	3,924,428	1,164,810

Total operations with credit granting characteristics	173,675,862	112,191,526	36,158,078	23,449,105	8,961,079	4,717,047	3,286,666	3,380,069	13,394,061	379,213,493	356,788,604
Endorsements and sureties (3)										65,899,939	56,610,581
Total with endorsements and sureties	173,675,862	112,191,526	36,158,078	23,449,105	8,961,079	4,717,047	3,286,666	3,380,069	13,394,061	445,113,432	413,399,185
Total – 06/30/2012	117,413,994	142,997,507	38,229,007	21,031,409	12,765,515	3,805,907	3,703,522	2,808,058	14,033,685	356,788,604

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);

(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;

(3) Recorded in Memorandum Accounts.

II – By maturity and risk level

	6/30/2013										6/30/2012
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,638,393	3,071,577	2,078,873	1,579,478	1,314,790	1,251,871	4,899,422	16,834,404	20,374,572
01 to 30	-	-	135,123	145,124	92,062	69,790	53,425	55,777	308,189	859,490	1,234,463
31 to 60	-	-	100,117	116,537	76,900	60,213	46,643	40,581	196,176	637,167	743,909
61 to 90	-	-	97,788	112,325	74,664	58,331	45,634	39,782	190,737	619,261	736,355
91 to 180	-	-	286,705	366,238	222,983	171,135	135,576	127,258	565,295	1,875,190	2,151,957
181 to 365	-	-	513,082	635,204	423,726	326,192	260,091	253,562	1,035,913	3,447,770	4,022,102
Over 365	-	-	1,505,578	1,696,149	1,188,538	893,817	773,421	734,911	2,603,112	9,395,526	11,485,786
Overdue installments	-	-	723,068	820,852	824,556	886,010	985,419	931,042	5,652,289	10,823,236	11,984,533
01 to 14	-	-	14,213	86,321	51,446	38,219	25,357	22,464	104,425	342,445	377,334
15 to 30	-	-	685,449	115,404	98,119	69,354	38,670	27,712	137,347	1,172,055	1,204,256
31 to 60	-	-	23,406	592,738	159,003	155,190	90,270	62,458	264,629	1,347,694	1,443,916
61 to 90	-	-	-	19,673	485,604	179,873	137,369	96,527	304,823	1,223,869	1,422,523
91 to 180	-	-	-	6,716	30,384	427,763	661,706	680,355	1,121,579	2,928,503	3,303,218
181 to 365	-	-	-	-	-	15,611	32,047	41,526	3,576,003	3,665,187	4,122,581
Over 365	-	-	-	-	-	-	-	-	143,483	143,483	110,705
Subtotal	-	-	3,361,461	3,892,429	2,903,429	2,465,488	2,300,209	2,182,913	10,551,711	27,657,640	32,359,105
Specific allowance	-	-	(33,614)	(116,773)	(290,343)	(739,646)	(1,150,105)	(1,528,039)	(10,551,711)	(14,410,231)	(15,973,121)
Subtotal – 06/30/2012	-	-	4,293,232	4,533,205	4,172,121	2,721,944	2,758,457	2,329,923	11,550,223	32,359,105
	Non-overdue operations
Falling due installments	172,604,989	111,094,919	32,279,232	19,242,814	5,950,953	2,185,061	968,389	1,169,365	2,795,983	348,291,705	321,597,285
01 to 30	13,081,554	24,911,009	6,304,286	3,560,880	1,418,526	392,518	108,622	68,920	573,894	50,420,209	56,450,794
31 to 60	12,511,064	11,130,457	3,450,557	1,522,265	372,437	259,769	38,751	51,832	284,136	29,621,268	24,126,953
61 to 90	7,503,748	7,645,979	2,161,334	1,127,561	277,426	53,904	29,857	20,486	201,952	19,022,247	17,350,199
91 to 180	17,570,469	13,855,597	4,565,354	2,060,436	620,084	275,167	91,257	182,509	269,657	39,490,530	34,998,121
181 to 365	24,915,670	13,811,809	4,461,351	2,444,114	959,372	293,231	142,096	100,067	389,869	47,517,579	47,285,472
Over 365	97,022,484	39,740,068	11,336,350	8,527,558	2,303,108	910,472	557,806	745,551	1,076,475	162,219,872	141,385,746
Overdue up to 14 days	1,070,873	1,096,607	517,385	313,862	106,697	66,498	18,068	27,791	46,367	3,264,148	2,832,214
Subtotal	173,675,862	112,191,526	32,796,617	19,556,676	6,057,650	2,251,559	986,457	1,197,156	2,842,350	351,555,853	324,429,499
Generic allowance	-	(560,958)	(327,966)	(586,699)	(605,765)	(675,468)	(493,229)	(838,009)	(2,842,350)	(6,930,444)	(6,024,551)
Subtotal – 06/30/2012	117,413,994	142,997,507	33,935,775	16,498,204	8,593,394	1,083,963	945,065	478,135	2,483,462	324,429,499
Grand total	173,675,862	112,191,526	36,158,078	23,449,105	8,961,079	4,717,047	3,286,666	3,380,069	13,394,061	379,213,493	356,788,604
Existing allowance	-	(560,958)	(361,580)	(1,356,942)	(2,687,428)	(2,358,052)	(2,300,338)	(3,379,731)	(13,394,061)	(26,399,090)	(27,056,087)
Minimum allowance required	-	(560,958)	(361,580)	(703,472)	(896,108)	(1,415,114)	(1,643,334)	(2,366,048)	(13,394,061)	(21,340,675)	(21,997,672)
Additional allowance (3)	-	-	-	(653,470)	(1,791,320)	(942,938)	(657,004)	(1,013,683)	-	(5,058,415)	(5,058,415)
Grand total 06/30/2012	117,413,994	142,997,507	38,229,007	21,031,409	12,765,515	3,805,907	3,703,522	2,808,058	14,033,685	356,788,604
Existing allowance	-	(715,029)	(382,290)	(794,259)	(3,828,378)	(1,902,573)	(2,592,095)	(2,807,778)	(14,033,685)	(27,056,087)
Minimum allowance required	-	(715,029)	(382,290)	(630,942)	(1,276,552)	(1,141,772)	(1,851,761)	(1,965,641)	(14,033,685)	(21,997,672)
Additional allowance (3)	-	-	-	(163,317)	(2,551,826)	(760,801)	(740,334)	(842,137)	-	(5,058,415)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 19,242,622 (R$ 22,424,385 at 06/30/2012);
(3)	Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

III – By business sector

	6/30/2013%		6/30/2012%
Public Sector	3,529,454	0.9%	1,131,999	0.3%
Energy	169,071	0.0%	349,531	0.1%
Petrochemical and chemical	3,162,445	0.8%	496,441	0.1%
Sundry	197,938	0.1%	286,027	0.1%
Private sector	375,684,039	99.1%	355,656,605	99.7%
Companies	209,940,587	55.4%	198,507,091	55.6%
Sugar and alcohol	8,369,661	2.2%	7,483,500	2.1%
Agribusiness and fertilizers	12,177,961	3.2%	12,310,065	3.5%
Food and beverage	10,924,279	2.9%	9,554,288	2.7%
Banks and other financial institutions	3,391,574	0.9%	4,933,844	1.4%
Capital assets	7,215,962	1.9%	7,059,650	2.0%
Pulp and paper	3,000,278	0.8%	2,611,141	0.7%
Publishing and printing	1,541,784	0.4%	1,637,166	0.5%
Electronic and IT	5,051,962	1.3%	4,607,492	1.3%
Packaging	2,232,319	0.6%	1,896,559	0.5%
Energy and sewage	5,790,587	1.5%	5,331,400	1.5%
Education	1,174,892	0.3%	1,103,480	0.3%
Pharmaceuticals and cosmetics	4,382,245	1.2%	3,989,380	1.1%
Real estate agents	15,663,645	4.1%	12,581,215	3.5%
Entertainment and tourism	3,384,353	0.9%	3,429,865	1.0%
Wood and furniture	3,140,452	0.8%	3,121,738	0.9%
Construction material	5,380,409	1.4%	5,241,056	1.5%
Steel and metallurgy	8,949,852	2.4%	8,105,390	2.3%
Media	799,026	0.2%	834,683	0.2%
Mining	3,219,121	0.8%	2,639,113	0.7%
Infrastructure work	4,821,917	1.3%	4,746,086	1.3%
Oil and gas	3,326,490	0.9%	2,917,685	0.8%
Petrochemical and chemical	5,921,688	1.6%	5,971,808	1.7%
Health care	1,766,597	0.5%	1,767,016	0.5%
Insurance and reinsurance and pension plans	24,533	0.0%	5,307	0.0%
Telecommucations	1,082,270	0.3%	1,012,435	0.3%
Third sector	90,228	0.0%	102,973	0.0%
Trading	1,782,959	0.5%	1,948,429	0.5%
Transportation	17,756,539	4.7%	16,440,640	4.6%
Domestic appliances	2,529,617	0.7%	2,350,332	0.7%
Vehicles and autoparts	12,612,161	3.3%	13,335,285	3.7%
Clothing and shoes	5,372,528	1.4%	5,154,359	1.4%
Commerce - sundry	13,627,373	3.6%	14,413,988	4.0%
Industry - sundry	4,630,238	1.2%	4,516,640	1.3%
Sundry services	17,223,167	4.5%	17,391,899	4.9%
Sundry	11,581,920	3.1%	7,961,184	2.2%
Individuals	165,743,452	43.7%	157,149,514	44.1%
Credit cards	43,357,402	11.5%	37,699,042	10.6%
Real estate financing	26,329,888	6.9%	19,905,385	5.6%
Consumer loans / overdraft	50,364,268	13.3%	42,970,300	12.0%
Vehicles	45,691,894	12.0%	56,574,787	15.9%
Grand total	379,213,493	100.0%	356,788,604	100.0%

b) Credit concentration

	6/30/2013		6/30/2012
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	5,054,909	1.1	4,070,365	1.0
10 largest debtors	29,067,607	6.5	25,279,571	6.1
20 largest debtors	45,626,925	10.3	40,949,626	9.9
50 largest debtors	71,932,277	16.2	64,413,704	15.6
100 largest debtors	96,213,030	21.6	84,541,433	20.5

(*) The amounts include endorsements and sureties.

	6/30/2013		6/30/2012
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	5,394,351	1.1	5,856,206	1.3
10 largest debtors	38,334,615	7.5	35,833,616	7.7
20 largest debtors	61,145,817	12.0	57,086,210	12.3
50 largest debtors	97,714,457	19.2	90,845,748	19.5
100 largest debtors	128,534,175	25.3	116,546,183	25.0

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 06/30/2013	01/01 to 06/30/2012
Opening balance	(27,744,938)	(25,771,727)
Effect of change in consolidation criteria (Note 2b)	(483,210)	-
Net increase for the period	(9,852,073)	(12,019,821)
Required by Resolution No. 2,682/99	(9,852,073)	(12,019,821)
Additional allowance	-	-
Write-Off	11,681,131	10,735,461
Closing balance (1)	(26,399,090)	(27,056,087)
Required by Resolution No. 2,682/99	(21,340,675)	(21,997,672)
Specific allowance (2)	(14,410,231)	(15,973,121)
Generic allowance (3)	(6,930,444)	(6,024,551)
Additional allowance (4)	(5,058,415)	(5,058,415)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (978,402) (R$ (1,721,984) at June 30, 2012).
(2)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At June 30, 2013, the balance of the allowance in relation to the loan portfolio is equivalent to 7.0% (7.6% at 06/30/2012).

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to 06/30/2013	01/01 to 06/30/2012
Expenses for allowance for loan losses	(9,852,073)	(12,019,821)
Income from recovery of credits written off as loss	2,347,978	2,318,352
Result of allowance for loan losses (*)	(7,504,095)	(9,701,469)

(*) The amounts related to the lease portfolio from 01/01 to 06/30/2013 are: Expenses for allowance for loan losses R$ (383,488) (R$ (656,495) from 01/01 to 06/30/2012) and Income from recovery of credits written off as loss R$ 283,941 (R$ 420,680 from 01/01 to 06/30/2012).

II -	Renegotiated loan operations

	6/30/2013			6/30/2012
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	18,839,653	(8,283,760)	44.0%	18,450,127	(7,651,592)	41.5%
(-) Amended Operations non-overdue (2)	(5,166,160)	1,383,004	26.8%	(4,306,394)	1,194,061	27.7%
Renegotiated loan operations	13,673,493	(6,900,756)	50.5%	14,143,733	(6,457,531)	45.7%

(1)	The amounts related to the lease portfolio are R$ 866,154 (R$ 1,057,364 at June,30 2012).
(2)	Resulting from transations non-overdue or a delay of less than 30 days, reflex of changes in the original contractual terms.

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	6/30/2013				01/01 to 06/30/2013	6/30/2012	01/01 to 06/30/2012
	0 - 30	31 - 180	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations		1,534	129,613	131,147	12,997	148,461	13,374
Liabilities - restricted operations on assets
Foreign borrowings through securities		1,534	129,613	131,147	(12,998)	148,461	(13,374)
Net revenue from restricted operations					(1)		-

At June 30, 2013, and 2012 there were no balances in default.

f)	Operations of sale or transfers and acquisitions of financial assets

I.	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at June 30, 2013 where the entity significantly retained the related risks and benefits is R$ 349,968 (R$ 483,060 at 06/30/2012), composed of real estate financing of R$ 332,744 (R$ 463,606 at 06/30/2012) and farming financing of R$ 17,224 (R$ 19,454 at 06/30/2012).

II.	Beginning January 2012, as provided for by CMN Resolution No. 3,533/08, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 544,097 with effect on results of R$ 2,762, net of Allowance for Loan Losses.

Acquisitions of loan portfolios with the retention of assignor’s risks carried out as from January 2012 to June 30, 2013 totals R$ 3,767,203, and the total amount of acquired portfolios is R$ 4,410,573, at June 30, 2013.

In the first half of 2013, loan portfolios with assignor’s risk retention, in the amount of R$ 926,915.

Note 9 - Foreign exchange portfolio

	6/30/2013	6/30/2012
Assets - other receivables	49,850,751	36,583,863
Exchange purchase pending settlement – foreign currency	26,765,462	20,134,786
Bills of exchange and term documents – foreign currency	8,832	-
Exchange sale rights – local currency	23,721,516	17,111,531
(Advances received) – local currency	(645,059)	(662,454)
Liabilities – other liabilities (Note 2a)	50,168,030	36,775,178
Exchange sales pending settlement – foreign currency	23,614,503	17,165,366
Liabilities from purchase of foreign currency – local currency	26,545,354	19,605,290
Other	8,173	4,522
Memorandum accounts	1,069,482	1,493,715
Outstanding import credits – foreign currency	1,043,711	1,450,340
Confirmed export credits – foreign currency	25,771	43,375

Note 10 – Funding and borrowings and onlending

a)	Summary

	6/30/2013						6/30/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	151,920,156	22,888,614	10,069,806	60,152,359	245,030,935	34.4	234,975,120	40.3
Deposits received under securities repurchase agreements	137,803,063	13,889,012	19,054,665	118,522,021	289,268,761	40.7	195,099,816	33.4
Funds from acceptance and issuance of securities	3,373,843	17,080,498	7,043,066	25,704,855	53,202,262	7.5	54,295,575	9.3
Borrowings and onlending	3,756,780	14,700,102	15,054,252	35,628,196	69,139,330	9.7	55,578,942	9.5
Subordinated debt (*)	113,201	624,688	3,362,286	50,588,040	54,688,215	7.7	43,746,410	7.5
Total	296,967,043	69,182,914	54,584,075	290,595,471	711,329,503		583,695,863
% per maturity term	41.7	9.7	7.7	40.9
Total – 06/30/2012	202,122,995	59,796,862	50,712,432	271,063,574	583,695,863
% per maturity term	34.7	10.2	8.7	46.4
(*) Includes R$ 874,788 (R$ 798,525 at 06/30/2012) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	6/30/2013						6/30/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	38,664,956	-	-	-	38,664,956	15.8	31,360,997	13.3
Savings accounts	92,324,244	-	-	-	92,324,244	37.7	73,055,957	31.1
Interbank	2,227,646	2,717,210	745,388	1,365,887	7,056,131	2.8	9,685,674	4.1
Time deposits	18,703,310	20,171,404	9,324,418	58,786,472	106,985,604	43.7	120,872,492	51.5
Total	151,920,156	22,888,614	10,069,806	60,152,359	245,030,935		234,975,120
% per maturity term	62.1	9.3	4.1	24.5
Total – 06/30/2012	127,529,625	20,534,411	12,347,709	74,563,375	234,975,120
% per maturity term	54.3	8.7	5.3	31.7

ITAÚ UNIBANCO HOLDING’s portfolio is composed of interbank deposits in the amount of R$ 101,930 at 06/30/2013 (R$ 5,056,765 at 06/30/2012 of interbank deposits), with maturity of 181 to 365 days.

c)	Deposits received under securities repurchase agreements

	6/30/2013						6/30/2012
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	48,067,785	13,889,012	17,805,780	91,437,064	171,199,641	59.2	149,201,498	76.5
Government securities	30,175,120	297,723	2,416	5,662	30,480,921	10.5	28,376,843	14.5
Own issue	3,870,186	13,243,465	13,999,830	91,431,402	122,544,883	42.4	113,158,552	58.1
Foreign	14,022,479	347,824	3,803,534	-	18,173,837	6.3	7,666,103	3.9
Third-party portfolio	89,690,373	-	-	-	89,690,373	31.0	28,497,554	14.6
Free portfolio	44,905	-	1,248,885	27,084,957	28,378,747	9.8	17,400,764	8.9
Total	137,803,063	13,889,012	19,054,665	118,522,021	289,268,761		195,099,816
% per maturity term	47.6	4.8	6.6	41.0
Total – 06/30/2012	67,782,624	8,598,394	12,141,768	106,577,030	195,099,816
% per maturity term	34.7	4.4	6.2	54.7

d)	Funds from acceptance and issuance of securities

	6/30/2013						6/30/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	2,412,079	12,717,501	4,879,767	14,942,654	34,952,001	65.7	38,757,167	71.3
Financial	882,147	4,509,315	2,415,224	10,045,953	17,852,639	33.6	17,661,608	32.5
Of real estate loans	1,033,895	5,587,476	1,097,394	1,925,250	9,644,015	18.1	16,965,527	31.2
Bill of credit related to agribusiness	487,851	2,610,630	1,344,994	2,810,427	7,253,902	13.6	3,889,568	7.2
Mortgage notes	8,186	10,080	22,155	161,024	201,445	0.4	240,464	0.4
Debentures (*)	526,983	-	-	-	526,983	1.0	2,565,153	4.7
Foreign securities	434,781	4,362,997	2,163,299	10,762,201	17,723,278	33.3	12,973,255	24.0
Non-trade related – issued abroad	434,781	4,362,997	2,163,299	10,762,201	17,723,278	33.3	12,973,255	24.0
Brazil risk note programme	340,805	3,315,130	1,240,684	2,979,827	7,876,446	14.8	6,277,646	11.6
Structure note issued	63,258	450,835	739,720	3,233,904	4,487,717	8.4	3,956,071	7.3
Bonds	7,601	38,208	44,967	2,431,365	2,522,141	4.8	1,396,131	2.6
Fixed rate notes	834	487,214	36,201	1,864,032	2,388,281	4.5	981,513	1.8
Euro medium term note programme	-	-	-	-	-	-	318,310	0.6
Eurobonds	952	8,209	2,950	119,097	131,208	0.2	-	0.0
Other	21,331	63,401	98,777	133,976	317,485	0.6	43,584	0.1
Total	3,373,843	17,080,498	7,043,066	25,704,855	53,202,262		54,295,575
% per maturity term	6.3	32.2	13.2	48.3
Total – 06/30/2012	2,875,630	16,049,987	8,553,920	26,816,038	54,295,575
% per maturity term	5.3	29.6	15.7	49.4

(*) Debentures issued in three series, with maturity on April 2, 2017, but presented in current liabilities, as they can be settled on the renegotiation date.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity of 31 days to 180 days in the amount of R$ 5,542 (R$ 5,542 at 06/30/2012) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 06/30/2012), totaling R$ 505,542 (R$ 505,542 at 06/30/2012).

e)	Borrowings and onlending

	6/30/2013						6/30/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowings	2,767,083	10,141,978	9,322,285	7,913,401	30,144,747	43.6	20,884,782	37.6
Domestic	81,797	46,171	142,948	203,340	474,256	0.7	395,878	0.7
Foreign (*)	2,685,286	10,095,807	9,179,337	7,710,061	29,670,491	42.9	20,488,904	36.9
Onlending	989,697	4,558,124	5,731,967	27,714,795	38,994,583	56.4	34,694,160	62.4
Domestic – official institutions	979,258	4,553,798	5,273,273	27,549,933	38,356,262	55.5	34,083,317	61.3
BNDES	232,912	1,183,408	1,443,977	9,001,170	11,861,467	17.2	9,688,160	17.4
FINAME	724,919	3,229,189	3,780,331	18,421,718	26,156,157	37.8	24,080,581	43.3
Other	21,427	141,201	48,965	127,045	338,638	0.5	314,576	0.6
Foreign	10,439	4,326	458,694	164,862	638,321	0.9	610,843	1.1
Total	3,756,780	14,700,102	15,054,252	35,628,196	69,139,330		55,578,942
% per maturity term	5.4	21.3	21.8	51.5
Total- 06/30/2012	3,156,280	12,624,731	15,090,512	24,707,419	55,578,942
% per maturity term	5.7	22.7	27.2	44.5

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)	Subordinated debt

	6/30/2013						6/30/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	125,154	3,341,350	8,098,717	11,565,221	21.1	15,870,554	36.4
Financial treasury bills	42,029	316,958	12,337	24,240,254	24,611,578	45.0	17,474,250	39.9
Euronotes	71,172	172,302	-	17,264,127	17,507,601	32.0	9,324,686	21.3
Bonds	-	6,376	8,599	176,607	191,582	0.4	315,466	0.7
(-) Transaction costs incurred (Note 4b)	-	-	-	(62,555)	(62,555)	(0.1)	(37,071)	(0.1)
Total Other Liabilities	113,201	620,790	3,362,286	49,717,150	53,813,427		42,947,885
Redeemable preferred shares	-	3,898	-	870,890	874,788	1.6	798,525	1.8
Grand total (*)	113,201	624,688	3,362,286	50,588,040	54,688,215		43,746,410
% per maturity term	0.2	1.1	6.1	92.6
Total- 06/30/2012	778,836	1,989,339	2,578,523	38,399,712	43,746,410
% per maturity term	1.8	4.5	5.9	87.8

(*) The amount of R$ 53,378,866(R$ 38,982,533 at 06/30/2012) is included in the Referential Equity, using the proportionalities set forth in CMN Resolution No. 3,444 of February 28, 2007 and changes made by CMN Resolution No. 3,532 of January 31, 2008.

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance

Subordinated CDB - BRL
	40,000	2003	2013	102% of CDI	125,155
	1,864,500	2007	2014	100% of CDI + 0.35% to 0.6	3,449,925
	33,200			IGPM + 7.22%	71,264
	1,000,000	2008	2014	112% of CDI	1,614,411
	400,000	2008	2015	119.8% of CDI	684,047
	50,000	2010	2015	113% of CDI	71,249
	465,835	2006	2016	100% of CDI + 0.7% (*)	926,076
	2,719,268	2010	2016	110% to 114% of CDI	3,873,757
	122,500			IPCA + 7.21%	187,061
	366,830	2010	2017	IPCA + 7.33%	562,276
				Total	11,565,221

Subordinated financial bills - BRL
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	376,071
	1,874,000			112% to 112.5% of CDI	1,925,145
	30,000			IPCA + 7%	41,655
	206,000	2010	2017	IPCA + 6.95% to 7.2%	262,205
	3,223,500	2011	2017	108% to 112% of CDI	3,323,501
	352,400			IPCA + 6.15% to 7.8%	426,929
	138,000			IGPM + 6.55% to 7.6%	171,280
	3,650,000			100% of CDI + 1.29% to 1.52%	3,721,966
	500,000	2012	2017	100% of CDI + 1.12%	503,701
	42,000	2011	2018	IGPM + 7%	49,025
	30,000			IPCA + 7.53% to 7.7%	34,678
	460,645	2012	2018	IPCA + 4.40% to 6.58%	526,605
	3,782,100			100% of CDI + 1.01% to 1.32%	3,844,290
	6,373,127			108% to 113% of CDI	6,562,001
	112,000			9.95% to 11.95%	123,387
	2,000	2011	2019	109% to 109.7% of CDI	2,314
	12,000	2012	2019	11.96%	13,955
	100,500			IPCA + 4.70% to 6.30%	112,617
	1,000			110% of CDI	1,133
	20,000	2012	2020	IPCA + 6.00% to 6.17%	23,433
	1,000			111% of CDI	1,135
	6,000	2011	2021	109.25% to 110.50% of CDI	7,104
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	2,536,141
	20,000			IGPM + 4.63%	21,307
				Total	24,611,578

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	2,237,477
	1,000,000	2010	2021	5.75%	2,272,417
	750,000	2011	2021	5.75% to 6.2%	1,666,662
	550,000	2012	2021	6.2%	1,231,844
	2,625,000	2012	2022	5.50% to 5.65%	5,865,162
	1,870,000	2012	2023	5.13%	4,171,484
				Total	17,445,046

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	191,582
				Total	191,582

Preferred shares - USD	393,072	2002	2015	3.04%	874,788

Total					54,688,215

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 71,172 (R$ 63,762 at 06/30/2012), with maturity of 31 to 180 days in the amount of R$ 172,302 (R$ 69,449 06/30/2012) and over 365 days in the amount of R$ 17,201,572 (R$ 9,154,404 at 06/30/2012), totaling R$ 17,445,046 (R$ 9,287,615 at 06/30/2012).

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions per segment

	Insurance		Pension plan		Capitalization		Total
	6/30/2013	6/30/2012	6/30/2013	6/30/2012	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Unearned premiums	4,983,351	4,497,584	8,153	4,763	-	-	4,991,504	4,502,346
Mathematical provision of benefits to be granted and benefits granted	18,419	18,492	83,776,425	69,989,112	-	-	83,794,844	70,007,604
Redemptions and Other Unsettled Amounts	19,553	14,696	56,612	55,544	-	-	76,165	70,240
Financial surplus	1,396	1,532	495,039	494,744	-	-	496,435	496,276
Unsettled claims	2,937,925	2,492,786	71,915	78,045	-	-	3,009,840	2,570,831
Claims / events incurred but not reported (IBNR)	828,273	808,074	12,188	11,031	-	-	840,461	819,105
Administrative and Related Expenses	168,616	110,166	41,011	47,390	4,200	8,474	213,828	166,030
Mathematics for Capitalization and Redemptions	-	-	-	-	2,895,315	2,813,612	2,895,315	2,813,612
Raffles Payable and To Be Held	-	-	-	-	19,244	19,908	19,244	19,908
Complementary Raffles	-	-	-	-	-	16,505	-	16,505
Other provisions	335,614	341,031	767,455	716,377	6,020	13,575	1,109,090	1,070,984
Total (*)	9,293,148	8,284,362	85,228,799	71,397,006	2,924,780	2,872,075	97,446,726	82,553,443

(*) This table covers the amendments established by Susep Circular No. 462, of 03/01/2013, also for comparison purposes.

The Liability adequacy test did not show any deficiency in this period.

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	6/30/2013	6/30/2012	6/30/2013	6/30/2012	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Interbank investments – money market	842,997	784,771	1,003,677	746,622	1,133,282	1,113,943	2,979,956	2,645,336
Securities and derivative financial instruments	3,586,458	3,231,158	84,567,136	70,956,863	1,923,787	1,866,963	90,077,381	76,054,984
PGBL/VGBL fund quotas (1)	-	-	79,141,414	65,605,935	-	-	79,141,414	65,605,935
Government securities - domestic	-	-	54,403,173	43,373,267	-	-	54,403,173	43,373,267
National treasury bills	-	-	12,758,888	21,179,034	-	-	12,758,888	21,179,034
National treasury notes	-	-	39,961,380	19,739,577	-	-	39,961,380	19,739,577
Financial treasury bills	-	-	1,682,905	2,454,656	-	-	1,682,905	2,454,656
Corporate securities	-	-	24,390,164	21,784,524	-	-	24,390,164	21,784,524
Bank deposit certificates	-	-	3,025,047	5,486,779	-	-	3,025,047	5,486,779
Debentures	-	-	3,717,472	3,032,645	-	-	3,717,472	3,032,645
Shares	-	-	1,193,949	1,186,008	-	-	1,193,949	1,186,008
Credit note	-	-	168,517	863,129	-	-	168,517	863,129
Financial treasury bills	-	-	16,282,044	11,213,927	-	-	16,282,044	11,213,927
Securitized real estate loans	-	-	3,135	2,036	-	-	3,135	2,036
PGBL/VGBL fund quotas	-	-	281,083	175,655	-	-	281,083	175,655
Derivative financial instruments	-	-	47,604	29,196	-	-	47,604	29,196
Accounts receivable / (payable)	-	-	19,391	243,293	-	-	19,391	243,293
Other assets	3,586,458	3,231,158	5,425,722	5,350,928	1,923,787	1,866,963	10,935,967	10,449,049
Government	1,179,807	1,051,945	4,263,200	3,989,822	217,537	271,462	5,660,544	5,313,229
Private	2,406,651	2,179,213	1,162,522	1,361,106	1,706,250	1,595,501	5,275,423	5,135,820
Receivables from insurance and reinsurance operations (2)	5,075,786	4,418,628	-	-	-	-	5,075,786	4,418,628
Credit rights	1,034,549	1,050,063	-	-	-	-	1,034,549	1,050,063
Commercial – extended guarantee	1,286,217	1,285,935	-	-	-	-	1,286,217	1,285,935
Reinsurance	2,755,020	2,082,630	-	-	-	-	2,755,020	2,082,630
Total	9,505,241	8,434,557	85,570,813	71,703,485	3,057,069	2,980,906	98,133,123	83,118,948

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2) Recorded under Other receivables and Other assets.

c) Financial and operating income per segment

	Insurance						Pension plan						Capitalization		Total
	01/01 to 06/30/2013			01/01 to 06/30/2012			01/01 to 06/30/2013			01/01 to 06/30/2012			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Financial income from insurance, pension plan and capitalization operations	88,798	-	88,798	173,800	-	173,800	102,087	-	102,087	117,892	-	117,892	33,974	69,322	224,859	361,014
Financial income	123,950	-	123,950	192,468	-	192,468	536,466	-	536,466	2,989,262	-	2,989,262	104,815	151,727	765,231	3,333,457
Financial expenses	(35,152)	-	(35,152)	(18,668)	-	(18,668)	(434,379)	-	(434,379)	(2,871,370)	-	(2,871,370)	(70,841)	(82,405)	(540,372)	(2,972,443)
Operating income from insurance, pension plan and capitalization operations	1,711,609	(314,389)	1,397,220	1,194,275	(29,433)	1,164,842	109,280	(2,597)	106,683	40,732	(3,820)	36,912	256,785	258,271	1,760,688	1,460,025
Premiums and contributions	3,812,312	(632,153)	3,180,159	3,421,247	(587,577)	2,833,670	9,244,524	(3,290)	9,241,234	7,984,838	(3,820)	7,981,018	1,103,256	998,353	13,524,649	11,813,041
Changes in technical provisions	(284,820)	89,346	(195,474)	(268,088)	91,280	(176,808)	(9,136,377)	-	(9,136,377)	(7,914,434)	-	(7,914,434)	11,358	(4,656)	(9,320,493)	(8,095,898)
Expenses for claims, benefits, redemptions and raffles	(1,277,401)	196,390	(1,081,011)	(1,445,484)	469,364	(976,120)	4,382	-	4,382	(25,733)	-	(25,733)	(864,984)	(736,435)	(1,941,613)	(1,738,288)
Selling expenses	(526,388)	32,028	(494,360)	(484,997)	(2,500)	(487,497)	(2,047)	-	(2,047)	(1,357)	-	(1,357)	-	(2,081)	(496,407)	(490,935)
Other operating revenues and expenses	(12,094)	-	(12,094)	(28,403)	-	(28,403)	(1,202)	693	(509)	(2,582)	-	(2,582)	7,155	3,090	(5,448)	(27,895)
Total result from insurance, pension plan and capitalization operations	1,800,407	(314,389)	1,486,018	1,368,075	(29,433)	1,338,642	211,367	(2,597)	208,770	158,624	(3,820)	154,804	290,759	327,593	1,985,547	1,821,039

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 1,818,468 (R$ 1,636,535 at June 30, 2012) and main natures of these lawsuits refer to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

There are no labor claims falling under the category of possible loss.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 06/30/2013				01/01 to 06/30/2012
	Civil	Labor	Other	Total	Total
Opening balance	3,731,588	4,852,246	192,303	8,776,137	7,344,812
Effect of change in consolidation criteria (Note 2b)	13,105	14,043	9	27,157	-
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(118,176)	(948,237)	-	(1,066,413)	(1,066,563)
Subtotal	3,626,517	3,918,052	192,312	7,736,881	6,278,249
Monetary restatement/charges	116,256	101,102	-	217,358	134,606
Changes in the period reflected in results (Notes 13f and 13i)	799,740	713,503	17,017	1,530,260	1,412,500
Increase (*)	1,099,113	803,657	17,335	1,920,105	1,640,041
Reversal	(299,373)	(90,154)	(318)	(389,845)	(227,541)
Payment	(783,822)	(610,892)	-	(1,394,714)	(1,133,400)
Subtotal	3,758,691	4,121,765	209,329	8,089,785	6,691,955
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	147,730	844,605	-	992,335	1,032,936
Closing balance (Note 13c)	3,906,421	4,966,370	209,329	9,082,120	7,724,891
Closing balance at 06/30/2012 (Note 13c)	3,365,215	4,185,410	174,266	7,724,891
Escrow deposits at 06/30/2013 (Note 13a)	2,122,708	2,344,997	-	4,467,705
Escrow deposits at 06/30/2012 (Note 13a)	2,069,275	2,470,128	-	4,539 ,403

(*) Civil provisions include the provision for economic plans amounting to R$ 130,753 (R$ 141,494 from January 1 to June 30, 2012) (Note 22k).

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 06/30/2013			01/01 to 06/30/2012
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	7,612,614	2,820,311	10,432,925	8,644,552
Effect of change in consolidation criteria (Note 2b)	7,870	1,590	9,460	-
(-) Contingencies guaranteed by indemnity clauses	-	(61,198)	(61,198)	(57,436)
Subtotal	7,620,484	2,760,703	10,381,187	8,587,116
Monetary restatement/charges	168,862	51,572	220,434	466,087
Changes in the period reflected in results	148,526	58,172	206,698	173,291
Increase	343,931	75,196	419,127	324,098
Reversal	(195,405)	(17,024)	(212,429)	(150,807)
Payment	(393,802)	(34,689)	(428,491)	(53,315)
Subtotal	7,544,070	2,835,758	10,379,828	9,173,179
(+) Contingencies guaranteed by indemnity clauses	-	56,860	56,860	59,527
Closing balance (Note 13c and 14c)	7,544,070	2,892,618	10,436,688	9,232,706
Closing balance at 06/30/2012 (Notes 13c and 14c)	6,902,855	2,329,851	9,232,706	-

	01/01 to 06/30/2013			01/01 to 06/30/2012
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	4,196,129	360,710	4,556,839	5,178,313
Effect of change in consolidation criteria (Note 2b)	8,211	-	8,211	-
Appropriation of income	100,130	14,045	114,175	213,702
Changes in the period	768,399	19,547	787,946	176,619
Deposited	1,369,262	31,792	1,401,054	206,503
Withdrawals	(10,247)	-	(10,247)	(28,995)
Conversion into income	(590,616)	(12,245)	(602,861)	(889)
Closing balance	5,072,869	394,302	5,467,171	5,568,634
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	1,267	1,267	(894,673)
Closing balance after relocated (Note 13a)	5,072,869	395,569	5,468,438	4,673,961
Closing balance at 06/30/2012 (Note 13a)	4,317,404	356,557	4,673,961

The main discussions related to legal obligations are described as follows:

•	PIS and COFINS – Calculation basis – R$ 3,122,557: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 1,691,883.

•	CSLL – Isonomy – R$ 2,232,898: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 608,571.

•	IRPJ and CSLL –Taxation of profits earned abroad – R$ 525,315: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The corresponding escrow deposit balance totals R$ 485,567.

•	PIS – Principles of anteriority over 90 days and non-retroactivity - R$ 386,587: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 90,843.

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 10,563,785, are the following:

•	INSS – Non-compensatory amounts – R$ 2,515,223: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus.

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed - R$ 1,528,196: cases in which the liquidity and the offset credit certainty are discussed.

•	IRPJ and CSLL - Interest on capital - R$ 1,068,121: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years.

•	IRPJ and CSLL - Losses and discounts on receipt of credits – R$ 472,210: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	ISS – Banking Institutions – R$ 457,535: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under a Supplementary Law.

•	IRPJ and CSLL – Goodwill – Deduction – R$ 381,902: deductibility of goodwill on acquisition of investments with future expected profitability.

•	INSS – Prevention Accident Factor (FAP) – R$ 359,789: adequacy of Insurance of Occupational Accident - SAT multiplier, in conformity with the number of Occupational Accident Notices.

•	IRPJ and CSLL – Profit made available abroad – R$ 347,249: discussion of the calculation basis for levy of these taxes on profits earned abroad.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 714,246 (R$ 716,056 at 06/30/2012) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	6/30/2013	6/30/2012
Securities (basically financial treasury bills – Note 7b)	1,343,412	1,452,039
Deposits in guarantee (Note 13a)	3,871,426	4,343,923

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited updated.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	6/30/2013	6/30/2012
Deferred tax assets (Note 14b I)	38,833,720	30,828,784
Social contribution for offset (Note 14b I)	651,081	665,223
Taxes and contributions for offset	3,254,970	3,358,770
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	9,339,864	9,017,884
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,467,705	4,539,403
Escrow deposits for foreign fund raising program	1,475,586	690,274
Receivables from reimbursement of contingent liabilities (Note 12c)	714,246	716,056
Sundry domestic debtors	1,935,148	1,054,520
Sundry foreign debtors	457,601	179,653
Retirement plan assets (Note 19)	2,835,097	1,925,210
Recoverable payments	32,039	74,306
Salary advances	223,047	218,227
Amounts receivable from related companies	54,998	15,548
Operations without credit granting characteristics	145,711	178,490
Securities and credits receivable	458,670	526,067
(Allowance for loan losses)	(312,959)	(347,577)
Other	762,368	176,028
Total	65,183,181	53,638,376

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 223,682 (R$ 144,313 at 06/30/2012) and Deferred Tax Assets of R$ 921,552 (R$ 776,983 at 06/30/2012) (Note 14b I).

b)	Prepaid expenses

	6/30/2013	6/30/2012
Commissions	3,126,783	3,303,481
Related to vehicle financing	661,403	1,048,055
Related to insurance and pension plan	1,388,086	1,384,426
Restricted to commissions/partnership agreements	676,729	548,323
Other	400,565	322,677
Brazilian deposit guarantee fund (*)	58,765	245,971
Advertising	446,430	429,163
Other	412,144	304,174
Total	4,044,122	4,282,789

(*) Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Brazilian deposit guarantee fund (Fundo Garantidor de Crédito - FGC), according to BACEN Circular No. 3,416, of 10/24/2008.

c)	Other sundry liabilities

	6/30/2013	6/30/2012
Provisions for contingent liabilities (Note 12b)	11,974,738	10,054,742
Provisions for sundry payments	2,030,937	2,136,545
Personnel provision	1,384,973	1,383,021
Sundry creditors - local	1,748,610	833,869
Sundry creditors - foreign	1,705,335	904,835
Liabilities for official agreements and rendering of payment services	625,324	493,864
Related to insurance operations	1,222,351	1,108,601
Liabilities for purchase of assets and rights	74,700	3,049
Creditors of funds to be released	1,312,128	1,020,437
Funds from consortia participants	30,539	82,996
Provision for Retirement Plan Benefits (Note 19)	624,359	314,895
Provision for health insurance (*)	644,441	629,381
Expenses for lease interests (Note 4i)	284,970	258,085
Other	655,291	536,572
Total	24,318,696	19,760,892

(*) Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

d)	Banking service fees

	01/01 to 06/30/2013	01/01 to 06/30/2012
Asset management	1,695,881	1,447,472
Funds management fees	1,535,966	1,351,999
Consortia management fee Consortia management fee	159,915	95,473
Current account services	363,104	336,128
Credit cards	3,614,690	3,157,884
Relationship with stores	3,568,478	3,008,620
Credit card processing	46,212	149,264
Sureties and credits granted	821,110	776,264
Loan operations	366,616	352,172
Guarantees provided	454,494	424,092
Receipt services	701,445	700,067
Collection fees	587,582	567,573
Collection services	113,863	132,494
Other	789,731	787,923
Custody services and management of portfolio	129,063	113,192
Economic and financial advisory	171,158	220,092
Foreign exchange services	48,599	48,931
Other services	440,911	405,708
Total	7,985,961	7,205,738

e)	Income from bank charges

	01/01 to 06/30/2013	01/01 to 06/30/2012
Loan operations/registration	475,513	566,665
Credit cards – annual fees and other services (*)	1,066,073	901,353
Deposit account	63,389	72,712
Transfer of funds	81,554	67,205
Income from securities brokerage (*)	253,211	186,740
Service package fees and other	1,520,093	1,081,319
Total	3,459,833	2,875,994

(*) In compliance with BACEN Circular Letter No. 3,490.

f)	Personnel expenses

	01/01 to 06/30/2013	01/01 to 06/30/2012
Compensation	(3,087,847)	(2,887,191)
Charges	(1,056,430)	(1,040,855)
Welfare benefits (Note 19)	(969,669)	(679,081)
Training	(82,007)	(123,438)
Labor claims and termination of employees (Note 12b)	(907,643)	(819,022)
Stock Option Plan	(95,922)	(88,214)
Total	(6,199,518)	(5,637,801)
Employees’ profit sharing	(1,191,826)	(1,192,337)
Total with employees’ profit sharing	(7,391,344)	(6,830,138)

g)	Other administrative expenses

	01/01 to 06/30/2013	01/01 to 06/30/2012
Data processing and telecommunications	(1,759,629)	(1,752,703)
Depreciation and amortization	(923,283)	(814,093)
Installations	(1,097,801)	(1,141,948)
Third-party services	(1,589,619)	(1,599,339)
Financial system services	(240,266)	(240,172)
Advertising, promotions and publication	(468,323)	(447,204)
Transportation	(225,759)	(255,693)
Materials	(168,562)	(216,792)
Security	(270,406)	(263,198)
Travel expenses	(88,496)	(90,210)
Other	(264,313)	(266,019)
Total	(7,096,457)	(7,087,371)

h)	Other operating revenue

	01/01 to 06/30/2013	01/01 to 06/30/2012
Reversal of operating provisions	27,718	5,677
Recovery of charges and expenses	21,963	36,296
Other	101,378	99,411
Total	151,059	141,384

i)	Other operating expenses

	01/01 to 06/30/2013	01/01 to 06/30/2012
Provision for contingencies (Note 12b)	(888,807)	(826,962)
Civil lawsuits	(799,740)	(869,393)
Tax and social security contributions	(72,050)	51,394
Other	(17,017)	(8,963)
Selling - credit cards	(906,635)	(760,207)
Claims	(211,718)	(315,349)
Provision for health insurance (Note 13c)	(9,850)	(6,452)
Refund of interbank costs	(118,043)	(113,221)
Other	(428,741)	(533,849)
Total	(2,563,794)	(2,556,040)

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation with income tax and social contribution:

	01/01 to 06/30/2013	01/01 to 06/30/2012
Income before income tax and social contribution	8,463,154	8,777,429
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(3,385,262)	(3,510,972)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	40,428	34,796
Foreign exchange variation on investments abroad	789,737	493,017
Interest on capital	840,851	934,816
Corporate reorganizations	313,926	-
Dividends and interest on external debt bonds	77,863	127,940
Other nondeductible expenses net of non taxable income	80,586	197,301
Deferred tax asset recognized from prior periods	-	152,532
Total income tax and social contribution	(1,241,871)	(1,570,570)

II -	Composition of tax expenses:

	01/01 to 06/30/2013	01/01 to 06/30/2012
PIS and COFINS	(1,595,873)	(1,673,217)
ISS	(382,887)	(315,663)
Other	(201,778)	(219,651)
Total (Note 4o)	(2,180,538)	(2,208,531)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 109,726 (R$ 108,958 from 01/01 to 06/30/2012).

III -	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	6/30/2012	6/30/2013	12/31/2012	Realization / Reversal	Effect of change in consolidation (1)	Increase	6/30/2013	6/30/2012
Reflected in income and expense accounts			31,568,064	(6,088,865)	221,259	9,134,215	34,834,671	30,589,675
Related to income tax and social contribution loss carryforwards			3,943,862	(34,682)	58,908	2,320,624	6,288,712	5,220,542
Related to disbursed provisions			18,133,301	(4,240,755)	128,868	4,386,044	18,407,458	16,818,978
Allowance for loan losses			14,963,203	(3,256,998)	104,201	3,174,113	14,984,519	13,247,624
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			277,873	(277,873)	-	872,896	872,896	431,705
Allowance for real estate			62,134	(5,398)	-	111,275	168,011	65,635
Goodwill on purchase of investments			2,695,741	(625,863)	24,259	209,955	2,304,092	2,952,138
Other			134,350	(74,623)	408	17,805	77,940	121,876
Related to non-disbursed provisions (2)	23,372,497	26,074,389	9,490,901	(1,813,428)	33,483	2,427,547	10,138,501	8,550,155
Related to the operation	18,314,082	21,015,974	7,467,536	(1,772,740)	33,483	2,427,547	8,155,824	6,830,293
Legal liabilities – tax and social security	2,772,922	3,260,279	1,645,264	(10,034)	-	176,612	1,811,842	1,525,327
Provision for contingent liabilities	7,912,131	9,747,598	3,490,867	(649,451)	14,023	799,438	3,654,876	2,984,873
Civil lawsuits	3,209,636	3,742,254	1,421,603	(211,354)	5,329	263,331	1,478,909	1,269,952
Labor claims	2,741,966	3,464,008	1,229,129	(420,409)	4,410	496,649	1,309,779	1,035,504
Tax and social security contributions	1,910,071	2,492,821	821,500	(17,582)	4,183	39,458	847,559	660,011
Other	50,458	48,515	18,634	(106)	101	-	18,629	19,406
Adjustments of operations carried out in futures settlement market	24,856	1,196,114	8,983	(540)	-	440,882	449,325	9,764
Provision related to health insurance operations	629,381	644,441	253,837	-	-	3,940	257,777	251,753
Other non-deductible provisions	6,974,792	6,167,542	2,068,584	(1,112,715)	19,460	1,006,675	1,982,004	2,058,576
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,058,415	5,058,415	2,023,365	(40,688)	-	-	1,982,677	1,719,862

Reflected in stockholders’ equity accounts
Corporate reorganizations	-	10,227,529	3,791,284	(313,924)	-	-	3,477,360	-
Adjustment to market value of available-for-sale securities	681,100	1,304,225	148,010	(110,672)	-	484,351	521,689	239,109
Total	24,053,597	37,606,143	35,507,358	(6,513,461)	221,259	9,618,566	38,833,720	30,828,784
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			658,941	(7,860)	-	-	651,081	665,223

(1) Effect of change in consolidation criteria (Note 2b).

(2) From a financial point of view, rather than recording the provision of R$ 26,074,389 (R$ 23,372,497 at 06/30/2012) and deferred tax assets of R$ 10,138,501 (R$ 8,550,155 at 06/30/2012), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 38,833,720 (R$ 30,828,784 at 06/30/2012) to R$ 28,695,219 (R$ 22,278,629 at 06/30/2012).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 921,552 (R$ 776,983 at 06/30/2012) and are basically represented by legal liabilities – tax and social security of R$ 491,479 (R$ 387,987 at 06/30/2012), which expected realization is dependent upon the progress of the lawsuit, and tax loss of R$ 278,658 (R$ 262,161 at 06/30/2012).

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2012	Realization / Reversal	Increase (1)	6/30/2013	6/30/2012
Reflected in income and expense accounts	7,993,028	(1,727,267)	1,864,984	8,130,745	8,864,625
Depreciation in excess – leasing	5,452,529	(1,469,686)	1,310,017	5,292,860	6,308,035
Restatement of escrow deposits and contingent liabilities	1,044,702	(52,495)	95,508	1,087,715	1,037,261
Provision for pension plan benefits	915,252	(535)	-	914,717	306,975
Adjustment to market value of securities and derivative financial instruments	186,037	(186,037)	159,284	159,284	677,551
Adjustments of operations carried out in future settlement market	116,918	-	291,190	408,108	294,945
Taxation of results abroad – capital gains	96,426	-	3,298	99,724	66,630
Other	181,164	(18,514)	5,687	168,337	173,228
Reflected in stockholders’ equity accounts	1,142,821	(963,135)	31,244	210,930	630,009
Adjustment to market value of available-for-sale securities	1,142,821	(963,135)	26,218	205,904	630,009
Provision for pension plan benefits (2)	-	-	5,026	5,026	-
Total	9,135,849	(2,690,402)	1,896,228	8,341,675	9,494,634

(1) Effect of change in consolidation criteria (Note 2b) in the amount of R$ 2,079, refering to restatement of escrow deposits and contingent liabilities.

(2) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 19).

At ITAÚ UNIBANCO HOLDING, the provision for deferred income tax and social contribution totals R$ 3,836 (R$ 4,281 at 06/30/2012), basically represented by restatement of escrow deposits and contingent liabilities.

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2013, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for deferred
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	income tax and social contribution	%	Net deferred taxes	%
2013	9,834,094	30%	790,996	12%	10,625,090	27%	6,212	1%	(1,845,226)	22%	8,786,076	28%
2014	5,401,124	17%	1,488,914	24%	6,890,038	18%	224,469	34%	(2,121,181)	25%	4,993,326	16%
2015	6,248,097	19%	940,626	15%	7,188,723	19%	183,839	28%	(1,972,812)	24%	5,399,750	17%
2016	3,546,435	11%	1,561,592	25%	5,108,027	13%	236,454	37%	(1,010,594)	12%	4,333,887	14%
2017	2,697,832	8%	1,314,660	21%	4,012,492	10%	107	0%	(297,295)	4%	3,715,304	12%
after 2017	4,817,426	15%	191,924	3%	5,009,350	13%	-	0%	(1,094,567)	13%	3,914,783	13%
Total	32,545,008	100%	6,288,712	100%	38,833,720	100%	651,081	100%	(8,341,675)	100%	31,143,126	100%
Present value (*)	29,175,879		5,656,773		34,832,652		591,223		(7,515,277)		27,908,598

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV-	In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), at 06/30/2012 deferred tax assets were recorded up to the amount added to the tax liabilities, while the amount of R$ 745,301 at the mentioned date. At 06/30/2013 there are none deferred tax assets unrecorded.

c)	Tax and social security contributions

	6/30/2013	6/30/2012
Taxes and contributions on income payable	2,329,729	2,713,675
Taxes and contributions payable	1,219,249	1,071,035
Provision for deferred income tax and social contribution (Note 14b II)	8,341,675	9,494,634
Legal liabilities – tax and social security (Note 12b)	7,544,070	6,902,855
Total	19,434,723	20,182,199

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 1,338,019 (R$ 963,203 at 06/30/2012) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 1,160,783 (R$ 901,435 at 06/30/2012), whose nature refers to PIS and COFINS – Calculation basis: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services.

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	6/30/2013	6/30/2012
Taxes paid or provided for	8,167,736	8,500,655
Taxes withheld and collected from third parties	5,321,906	6,639,840
Total	13,489,642	15,140,495

Note 15 – Permanent Assets

a)	Investment

I - Change of relevant investments - ITAÚ UNIBANCO HOLDING

Companies		Balances at 12/31/2012	Amortization of goodwill	Subscriptions / acquisitions / sales	Dividends / interest on capital paid/provided for (1)	Equity in earnings of subsidiaries (2)	Adjustments in marketable securities of subsidiaries and other	Balances at 06/30/2013	Balances at 06/30/2012	Equity in earnings of subsidiaries from 01/01 to 06/30/2012
Domestic		54,683,079	(3,168)	318	(6,085,783)	3,309,640	(2,100,967)	49,803,119	51,812,469	3,810,264
Itaú Unibanco S.A.	(3a)(4a)(5a)	45,058,817	(3,168)	-	(3,137,160)	1,703,907	(1,891,193)	41,731,203	43,073,687	1,421,185
Banco Itaú BBA S.A.	(5b)	6,235,591	-	-	(799,609)	949,980	(209,170)	6,176,792	6,085,139	927,721
Itaú Corretora de Valores S.A.	(6)	879,321	-	-	-	148,312	(4)	1,027,629	918,165	224,964
Banco Itaucard S.A.	(4b)(5c)(6)	2,463,241	-	300	(2,151,872)	506,359	(600)	817,428	1,686,009	1,234,948
Itaú BBA Participações S.A.		46,107	-	-	2,858	1,082	-	50,047	49,469	1,446
Itaú Seguros S.A.	(7)	-	-	18	-	-	-	18	-	-
Itaú Soluções Previdenciárias Ltda.		2	-	-	-	-	-	2	-	-
Foreign		3,548,367	(25,705)	259,667	-	512,543	(4,000)	4,290,872	2,901,842	348,964
Itau Chile Holdings, INC.	(3b)	2,982,642	(22,621)	200,510	-	380,187	4,615	3,545,333	2,382,367	234,109
Banco Itau Uruguay S.A.	(3c)	390,621	(2,356)	59,157	-	89,317	(8,615)	528,124	347,149	80,272
OCA S.A.	(3d)	127,657	(626)	-	-	39,081	-	166,112	128,407	30,549
OCA Casa Financeira S.A.	(3e)	44,369	(91)	-	-	3,861	-	48,139	41,271	4,019
ACO Ltda.	(3f)	3,078	(11)	-	-	97	-	3,164	2,648	15

Grand total		58,231,446	(28,873)	259,985	(6,085,783)	3,822,183	(2,104,967)	54,093,991	54,714,311	4,159,228

(1) Dividends approved and not paid are recorded as Dividends receivable.

(2) At June 30, 2013, includes foreign exchange variation in the amount of R$ 282,316.

(3) At June 30, 2013, includes goodwill in the amounts of (a) R$ 33,790; (b) R$ 158,345, (c) R$ 16,492; (d) R$ 4,383; (e) R$ 636; (f) R$ 76.

(4) At June 30, 2013, includes Adjustments of unrealized results in the results of operations and in investments, respectively, in the amounts of: (a) R$ 54,629 and R$ (600,985); (b) R$ 13,748 and R$ (10,836).

(5) At June 30, 2013, includes adjustments to standardize procedures under the scope of the investor in the results of operations and investments, respectively, in the amounts of: (a) R$ (6,299) and R$ (26,771); (b) R$ 4,396 and R$ (43,195); and (c) R$ 941 and R$ (1,952).

(6) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

(7) On May 31, 2013, Itaú Unibanco Holding acquired equity securities of Itaú Seguros.

		Stockholders’	Net income	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in	Equity share in
Companies	Capital	equity	for the period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	39,676,320	42,276,024	1,655,587	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	6,219,987	945,584	5,284,526	5,284,526	-	99.99	99.99
Itaú Corretora de Valores S.A.	1,046,841	2,233,849	164,158	-	811,503	-	-	1.94
Banco Itaucard S.A.	15,564,076	17,158,864	543,742	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú BBA Participações S.A.	35,196	50,047	1,082	12,953	25,906	-	100.00	100.00
Itaú Seguros S.A.	5,414,295	7,697,824	559,221	450	1	-	0.00	0.00
Itaú Soluções Previdenciárias Ltda.	306,880	335,647	8,785	-	-	22	0.01	0.01
Foreign
Itau Chile Holdings, INC.	2,875,226	3,386,988	113,269	100	-	-	100.00	100.00
Banco Itau Uruguay S.A.	348,375	511,632	77,911	3,193,173,911	-	-	100.00	100.00
OCA S.A.	16,389	161,729	35,945	1,502,176,740	-	-	100.00	100.00
OCA Casa Financeira S.A.	21,150	47,503	3,057	646	-	-	100.00	100.00
ACO Ltda.	14	3,112	45	-	-	131	99.24	99.24

II -	Composition of investments

	6/30/2013	6/30/2012
Investment in affiliates and jointly controlled entities	2,278,889	2,346,074
Domestic	2,194,298	2,345,149
Porto Seguro Itaú Unibanco Participações S.A. (*)	1,303,550	1,213,400
BSF Holding S.A.	835,128	817,596
Tecnologia Bancária S.A. (*)	52,722	42,123
Serasa S.A.	-	271,952
Other	2,898	78
Foreign	84,591	925
MCC Securities Inc. (Note 2b)	64,841	-
MCC Corredora de Bolsa (Note 2b)	15,390	-
Other	4,360	925
Other investments	989,235	1,127,251
Investments through tax incentives	168,085	169,228
Equity securities	12,863	11,800
Shares and quotas	238,403	281,601
Interest in Instituto de Resseguros do Brasil - IRB	227,170	227,170
Other	342,714	437,452
(Allowance for loan losses)	(271,928)	(207,899)
Total	2,996,196	3,265,426

(*) For the purpose of accounting for participation in earnings, the position at 05/31/2013 was used, as provided in Circular Letter nº 1,963 of 05/23/1991, of BACEN;

III -	Equity in earnings of affiliates, jointly controlled entities and other investments

	01/01 to 06/30/2013	01/01 to 06/30/2012
Investment in affiliates and jointly controlled entities – domestic	138,159	115,740
Investment in affiliates and jointly controlled entities – foreign	2,499	(101,489)
Dividends received from other investments	19,457	69,711
Result non arising from income controlled companies	(983)	(3,609)
Total	159,132	80,353

b) Fixed assets, goodwill and intangible assets

I) Fixed assets
	Real Estate in Use (2)(3)		Other Fixed Assets (3)
Real estate in use (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems (4)	Other (comunication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2012	959,160	2,471,850	1,252,190	871,511	928,553	5,490,063	607,655	12,580,982
Acquisitions	77	238,954	64,945	73,277	41,728	581,412	34,257	1,034,650
Disposals	(4,466)	(1,728)	(45,881)	(5,082)	(5,012)	(207,063)	(1,091)	(270,323)
Exchange variation	374	2,958	6,310	1,363	(476)	3,973	731	15,233
Other (5)	(130)	(2,386)	12,013	(8,073)	(9,992)	13,448	(2,208)	2,672
Balance at 06/30/2013	955,015	2,709,648	1,289,577	932,996	954,801	5,881,833	639,344	13,363,214

Depreciation
Balance at 12/31/2012	-	(1,607,294)	(613,085)	(357,777)	(416,542)	(3,663,894)	(347,756)	(7,006,348)
Depreciation expenses	-	(37,653)	(130,305)	(38,558)	(40,606)	(476,218)	(30,917)	(754,257)
Disposals	-	1,384	45,881	3,383	2,008	192,422	697	245,775
Exchange variation	-	(614)	(4,293)	1,327	3,677	(6,630)	(123)	(6,656)
Other (5)	-	924	180	(21)	3,540	(5,215)	2,117	1,525
Balance at 06/30/2013	-	(1,643,253)	(701,622)	(391,646)	(447,923)	(3,959,535)	(375,982)	(7,519,961)

Impairment
Balance at 12/31/2012	-	-	-	-	(8,933)	-	-	(8,933)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 06/30/2013	-	-	-	-	(8,933)	-	-	(8,933)

Book value
Balance at 06/30/2013	955,015	1,066,395	587,955	541,350	497,945	1,922,298	263,362	5,834,320
Balance at 06/30/2012	970,742	755,668	656,292	464,223	492,714	1,692,087	245,008	5,276,734

(1) There are no contractual commitments for purchase of new fixed assets.

(2) Includes amounts pledged in guarantee of voluntary deposits (Nota 12b).

(3) Includes the amount of R$ 3,615 related to attached real estate; fixed assets under construction in the amount of R$ 532,261, consisting of R$ 462,069 in real estate in use; R$ 8,910 in improvements, and R$ 61,282 in equipment.

(4) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance leases. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopted for own assets. These contracts amount to R$ 251,967 at 06/30/2013.

(5) Basically includes the effect of change in consolidation criteria (Note 2b) in the amount of R$ 8,086.

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2012	Acquisitions	Amortization expenses	Impairment	Disposals (*)	Balance at 06/30/2013	Balance at 06/30/2012
Goodwill (Notes 2b and 4j)	10 years	101,424	1,850	(2,154)	-	(55,060)	46,060	93,025

(*) Disposals relating to goodwill recorded in the acquisition of participation in companies MCC Securities and MCC Corredora, joint ventures previously proportionately consolidated, became registered as participation in earnings as of 01/01/2013.

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for aquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acqusition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	Up to 9	Up to 5	20%	20%	Up to 6	10 to 20%

Cost
Balance at 12/31/2012	1,497,576	1,319,266	1,495,310	1,553,482	24,699	610,067	6,500,400
Acquisitions	81,132	17,495	131,573	324,703	-	-	554,903
Disposals	(285,493)	-	(80,612)	-	-	(1,301)	(367,406)
Exchange variation	-	2,556	(8,432)	-	-	22,348	16,472
Other (3)	-	110,042	2,892	-	(3,087)	5	109,852
Balance at 06/30/2013	1,293,215	1,449,359	1,540,731	1,878,185	21,612	631,119	6,814,221

Amortization
Balance at 12/31/2012	(781,122)	(176,423)	(658,469)	(10,792)	(9,211)	(253,666)	(1,889,683)
Amortization expenses (4)	(146,863)	(66,832)	(136,878)	(15,896)	(2,161)	(32,841)	(401,471)
Disposals	284,654	-	80,612	-	-	1,301	366,567
Exchange variation	-	(634)	12,017	-	-	(13,085)	(1,702)
Other (3)	(187)	(9,810)	3	-	3,087	(4)	(6,911)
Balance at 06/30/2013	(643,518)	(253,699)	(702,715)	(26,688)	(8,285)	(298,295)	(1,933,200)

Impairment (5)
Balance at 12/31/2012	(18,251)	(3,402)	-	-	-	-	(21,653)
Additions/ assumptions	-	(1,792)	-	-	-	-	(1,792)
Reversals	-	-	-	-	-	-	-
Balance at 06/30/2013	(18,251)	(5,194)	-	-	-	-	(23,445)

Book value
Balance at 06/30/2013	631,446	1,190,466	838,016	1,851,497	13,327	332,824	4,857,576
Balance at 06/30/2012	711,003	1,227,968	764,505	1,098,224	17,649	390,618	4,209,967

(1) There are no contractual commitments for purchase of new intangible assets.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits.

(3) Basically includes the effect of change in consolidation criteria (Note 2b) in the amount of R$ 99,703.

(4) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(5) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting of April 19, 2013 approved the increase of subscribed and paid-up capital by R$ 15,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on May 21, 2013 and the process was approved by the Central Bank on May 6, 2013. Accordingly, capital stock was increased by 457,093,610 shares.

Capital comprises 5,028,029,710 book-entry shares with no par value, of which 2,518,215,040 are common and 2,509,814,670 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 60,000,000 (R$ 45,000,000 at 06/30/2012), of which R$ 41,766,093 (R$ 31,598,872 at 06/30/2012) refers to stockholders domiciled in the country and R$ 18,233,907 (R$ 13,401,128 at 06/30/2012) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Shares of capital stock at 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – Made effective on May 21, 2013	228,928,640	228,164,970	457,093,610
Shares of capital stock at 06/30/2013	2,518,215,040	2,509,814,670	5,028,029,710
Residents in Brazil at 06/30/2013	2,502,816,008	997,203,255	3,500,019,263
Residents abroad at 06/30/2013	15,399,032	1,512,611,415	1,528,010,447
Treasury shares at 12/31/2012	2,100	52,554,239	52,556,339	(1,523,500)
Purchase of treasury shares	-	9,000,000	9,000,000	(255,891)
Exercised – granting of stock options	-	(1,734,438)	(1,734,438)	34,472
Disposals – stock option plan	-	(3,891,868)	(3,891,868)	128,256
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – Made effective on May 21, 2013	210	4,706,907	4,707,117
Treasury shares at 06/30/2013 (1)	2,310	60,634,840	60,637,150	(1,616,663)
Outstanding shares at 06/30/2013	2,518,212,730	2,449,179,830	4,967,392,560
Outstanding shares at 06/30/2012 (2)	2,518,212,730	2,451,190,058	4,969,402,788

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2) For better comparability, outstanding shares for the period ending June 30, 2012 were adjusted for the bonus of May 21, 2013.

We detail below the average cost of treasury shares and their market price at June 30, 2013:

Cost/Market value	Common	Preferred
Acquisition of only 1 lot in the period minimum, weighted average and maximum value
Minimum	-	27.76
Weighted average	-	28.43
Maximum	-	28.87
Treasury shares
Average cost	8.77	26.66
Market value	29.20	28.77

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I - Calculation

Net income	5,058,211
Adjustments:
(-) Legal reserve	(252,911)
Dividend calculation basis	4,805,300
Mandatory dividend	1,201,325
Dividend – paid/provided for	1,585,305	33.0%

II – Payments/provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	339,099	-	339,099
Dividends - 5 monthly installments of R$ 0.015 per share paid in February to June 2013	339,099	-	339,099

Declared up to June 30, 2013 (recorded in other liabilities – Social and Statutory)	1,001,210	(138,984)	862,226
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/01/2013	74,644	-	74,644
Interest on capital - R$ 0.1865 per share	926,566	(138,984)	787,582

Declared after June 30, 2013 (Recorded in Revenue Reserves – Unrealized profits)	451,741	(67,761)	383,980
Interest on capital - R$ 0.0909 per share	451,741	(67,761)	383,980

Total from 01/01 to 06/30/2013 - R$ 0.3258 net per share	1,792,050	(206,745)	1,585,305
Total from 01/01 to 06/30/2012 - R$ 0.3198 net per share	1,632,664	(187,977)	1,444,687

c)	Capital and revenue reserves

	6/30/2013	6/30/2012
Capital reserves	905,634	775,402
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638 and Share-based instruments	621,017	490,785
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	27,008,052	36,647,057
Legal	4,640,913	4,121,628
Statutory:	21,915,398	32,354,749
Dividends equalization (1)	7,616,483	9,541,775
Working capital increase (2)	6,144,087	9,851,808
Increase in capital of investees (3)	8,154,828	12,961,166
Unrealized profits (4)	451,741	170,680

(1) Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.

(2) Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.

(3) Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

(4) Refers to Interest on Capital declared after June 30, 2013, in compliance with BACEN Circular Letter nº 3.516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 06/30/2013	01/01 to 06/30/2012	6/30/2013	6/30/2012
ITAÚ UNIBANCO HOLDING	5,058,211	5,472,036	85,698,946	81,413,586
Amortization of goodwill	1,073,821	1,257,819	(3,167,596)	(5,777,999)
Corporate reorganizations	923,306	-	(6,750,169)	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	7,055,338	6,729,855	75,781,181	75,635,587

e)	Minority interest in subsidiaries

	Stockholders’ equity		Net Income
	6/30/2013	6/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Itau Bank, Ltd. (*)	874,788	798,525	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (Note 2b)	321,811	-	(15,163)	-
Banco Itaú BMG Consignado S.A. (Note 2b)	293,039	-	10,138	-
Luizacred S.A. Soc. Cred. Financiamento Investimento (Note 2b)	194,923	-	(29,255)	-
Itaú Gestão de Ativos S.A.	49,990	64,127	(873)	(982)
Investimentos Bemge S.A.	20,208	19,296	(452)	(558)
Banco Investcred Unibanco S.A. (Note 2b)	18,883	-	(311)	-
Biogeração de Energia S.A.	13,496	9,993	(4,196)	(2,462)
Redecard S.A.	-	802,567	-	(381,315)
Biu Participações S.A. (Note 2b)	-	113,125	-	(9,466)
Outras	8,981	9,665	(4,208)	(2,520)
Total	1,796,119	1,817,298	(44,320)	(397,303)

(*) Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

f)	Stock option plan

I – Purpose and guidelines of the plan

The ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or partner options, personal, not pledgeable or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the programs

II.I – Simple options

Prior programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II.II – Partners plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from 1 to 7 years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended June 30, 2013 – R$ 34.66 per share (at June 30, 2012 - R$ 36.00 per share).

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended June 30, 2013 - R$ 15,215 (at June 30, 2012 - R$ 50,361).

Summary of changes in the plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Weighted average	Weighted average	Prior balance			Forfeited (*) /	To be exercised	To be exercised
No.	Date	until	until	price (R$ 1)	exercise price	market price	12/31/2012	Granted	Exercised	cancelled	at 06/30/2013	at 06/30/2012

Simple options
12th	2/21/2006	12/31/2010	12/31/2013	27.86	27.73	34.86	5,398,671	-	(600,435)	(30,250)	4,767,986	5,455,318
12th	8/6/2007	12/31/2010	12/31/2013	27.86	-	-	17,454	-	-	-	17,454	17,454
16th	8/10/2009	12/31/2010	12/31/2014	31.68	31.57	35.99	961,583	-	(11,000)	-	950,583	961,584
13th	2/14/2007	12/31/2011	12/31/2014	35.48	-	-	6,866,761	-	-	(367,538)	6,499,223	6,974,138
13th	8/6/2007	12/31/2011	12/31/2014	35.48	-	-	33,714	-	-	-	33,714	33,714
13th	10/28/2009	12/31/2011	12/31/2014	35.48	-	-	50,549	-	-	-	50,549	50,549
34th	3/21/2007	3/21/2012	3/20/2013	36.08	-	-	83,491	-	-	(83,491)	-	83,491
35th	3/22/2007	3/22/2012	3/21/2013	36.05	-	-	32,465	-	-	(32,465)	-	32,465
36th	5/14/2008	5/14/2012	5/13/2013	45.23	-	-	27,830	-	-	(27,830)	-	27,830
17th	9/23/2009	9/23/2012	12/31/2014	36.60	-	-	32,506	-	-	-	32,506	32,506
14th	2/11/2008	12/31/2012	12/31/2015	40.90	-	-	7,885,831	-	-	(348,438)	7,537,393	8,033,131
14th	5/5/2008	12/31/2012	12/31/2015	40.90	-	-	22,688	-	-	-	22,688	22,688
14th	10/28/2009	12/31/2012	12/31/2015	40.90	-	-	50,549	-	-	-	50,549	50,549
36th	5/14/2008	5/14/2013	5/13/2014	45.44	-	-	27,830	-	-	-	27,830	27,830
Quantity of options exercisable at the end of the period					27.80	34.88	21,491,922	-	(611,435)	(890,012)	19,990,475	21,803,247

15th	3/3/2009	12/31/2013	12/31/2016	26.75	26.69	34.11	13,904,836	-	(654,731)	(51,909)	13,198,196	13,966,546
15th	10/28/2009	12/31/2013	12/31/2016	26.75	-	-	50,549	-	-	-	50,549	50,549
18th	4/17/2010	12/31/2014	12/31/2017	43.45	-	-	6,526,309	-	-	(16,536)	6,509,773	6,621,140
18th	5/11/2010	12/31/2014	12/31/2017	43.45	-	-	1,225,390	-	-	(23,598)	1,201,792	1,247,808
37th	4/19/2011	12/31/2015	12/31/2018	42.44	-	-	10,562,458	-	-	(77,319)	10,485,139	10,652,547
37th	1/13/2012	12/31/2015	12/31/2018	42.44	-	-	16,921	-	-	-	16,921	16,921
38th	1/13/2012	12/31/2016	12/31/2019	31.74	-	-	16,607	-	-	(2,802)	13,805	16,607
38th	4/27/2012	12/31/2016	12/31/2019	31.74	-	-	11,366,754	-	-	(62,436)	11,304,318	11,389,918
Total options outstanding not exercisable					26.69	34.11	43,669,824	-	(654,731)	(234,600)	42,780,493	43,962,036
Total simple options outstanding					27.23	34.48	65,161,746	-	(1,266,166)	(1,124,612)	62,770,968	65,765,283

Partners options
3rd	2/29/2008	9/3/2012	-	-	-	28.41	36,821	-	(36,821)	-	-	36,821
4th	3/3/2008	3/3/2013	-	-	-	30.83	410,238	-	(410,238)	-	-	427,275
Quantity of options exercisable at the end of the period						30.63	447,059	-	(447,059)	-	-	464,096
8th	8/17/2010	8/16/2013	-	-	-	-	361,356	-	-	(6,164)	355,192	373,595
9th	8/30/2010	8/16/2013	-	-	-	-	354,151	-	-	(6,901)	347,250	356,869
11th	9/30/2010	8/16/2013	-	-	-	-	19,486	-	-	-	19,486	19,489
5th	9/3/2008	9/3/2013	-	-	-	27.85	464,821	-	(6,403)	(8,388)	450,030	491,164
10th	9/30/2010	9/29/2013	-	-	-	-	1,995,832	-	-	(13,326)	1,982,506	2,006,279
17th	6/14/2012	2/27/2014	-	-	-	-	8,570	-	-	-	8,570	8,570
12th	2/28/2011	2/28/2014	-	-	-	-	1,683,445	-	-	(20,659)	1,662,786	1,690,460
6th	3/6/2009	3/6/2014	-	-	-	-	725,342	-	-	(10,690)	714,652	772,453
7th	6/19/2009	3/6/2014	-	-	-	27.85	87,390	-	(14,810)	(924)	71,656	87,390
14th	11/4/2011	8/18/2014	-	-	-	-	559	-	-	-	559	559
17th	6/14/2012	8/18/2014	-	-	-	-	2,780	-	-	-	2,780	2,780
13th	8/19/2011	8/19/2014	-	-	-	-	755,440	-	-	(22,962)	732,478	756,713
17th	6/14/2012	2/23/2015	-	-	-	-	9,005	-	-	-	9,005	9,005
15th	2/24/2012	2/24/2015	-	-	-	-	1,729,295	-	-	(39,099)	1,690,196	1,738,221
16th	2/24/2012	2/24/2015	-	-	-	-	76,072	-	-	-	76,072	76,072
8th	8/17/2010	8/16/2015	-	-	-	-	360,151	-	-	(13,795)	346,356	372,815
9th	8/30/2010	8/16/2015	-	-	-	-	353,341	-	-	(14,489)	338,852	356,057
11th	9/30/2010	8/16/2015	-	-	-	-	19,481	-	-	-	19,481	19,481
10th	9/30/2010	9/29/2015	-	-	-	-	1,989,317	-	-	(28,048)	1,961,269	2,001,437
18th	2/27/2013	2/26/2016	-	-	-	-	-	2,598,040	-	(20,130)	2,577,910	-
17th	6/14/2012	2/27/2016	-	-	-	-	8,569	-	-	-	8,569	8,569
12th	2/28/2011	2/28/2016	-	-	-	-	1,680,447	-	-	(33,954)	1,646,493	1,688,726
14th	11/4/2011	8/18/2016	-	-	-	-	559	-	-	-	559	559
17th	6/14/2012	8/18/2016	-	-	-	-	2,780	-	-	-	2,780	2,780
13th	8/19/2011	8/19/2016	-	-	-	-	754,954	-	-	(31,243)	723,711	758,514
17th	6/14/2012	2/23/2017	-	-	-	-	9,005	-	-	-	9,005	9,005
15th	2/24/2012	2/24/2017	-	-	-	-	1,728,899	-	-	(46,107)	1,682,792	1,738,150
16th	2/24/2012	2/24/2017	-	-	-	-	76,066	-	-	-	76,066	70,840
18th	2/27/2013	2/26/2018	-	-	-	-	-	2,597,968	-	(20,555)	2,577,413	-
Total options outstanding not exercisable					-	-	15,257,113	5,196,008	(21,213)	(337,434)	20,094,474	15,416,552
Total partners options					-	30.50	15,704,172	5,196,008	(468,272)	(337,434)	20,094,474	15,880,648
Total simple / partners options					27.23	33.41	80,865,918	5,196,008	(1,734,438)	(1,462,046)	82,865,442	81,645,931

(*) Refers to the non exercise due to the beneficiary’s option.

Summary of changes in the share-based instruments

No.	Vesting period		Prior balance 12/31/2012	New	Converted into shares	Cancelled	Balance at 06/30/2013

1st	8/17/2010	8/16/2013	118,108	-	-	(1,442)	116,666
1st	8/30/2010	8/16/2013	11,234	-	-	-	11,234
1st	9/30/2010	8/16/2013	4,367	-	-	-	4,367
2nd	9/30/2010	9/29/2013	453,549	-	(6,086)	-	447,463
3rd	2/28/2011	2/27/2012	478,886	-	(478,886)	-	-
3rd	2/28/2011	2/27/2013	478,876	-	-	-	478,876
4th	2/24/2012	2/24/2013	510,599	-	(510,599)	-	-
4th	2/24/2012	2/24/2014	510,579	-	-	-	510,579
4th	2/24/2012	2/24/2015	510,566	-	-	-	510,566
5th	2/27/2013	2/26/2014	-	161,756	-	-	161,756
5th	2/27/2013	2/26/2015	-	161,745	-	-	161,745
5th	2/27/2013	2/26/2016	-	161,738	-	-	161,738
Total			3,076,764	485,239	(995,571)	(1,442)	2,564,990

No.	Vesting period		Balance at 12/31/2011	New	Converted into shares	Cancelled	Balance at 06/30/2012
1st	8/17/2010	8/16/2012	121,647	-	-	-	121,647
1st	8/17/2010	8/16/2013	121,635	-	-	-	121,635
1st	8/30/2010	8/16/2012	11,238	-	-	-	11,238
1st	8/30/2010	8/16/2013	11,233	-	-	-	11,233
1st	9/30/2010	8/16/2012	4,368	-	-	-	4,368
1st	9/30/2010	8/16/2013	4,367	-	-	-	4,367
2nd	9/30/2010	9/29/2012	466,579	-	(6,086)	(13,017)	447,476
2nd	9/30/2010	9/29/2013	466,569	-	-	(13,017)	453,552
3rd	2/28/2011	2/27/2011	488,444	-	(488,444)	-	-
3rd	2/28/2011	2/27/2012	488,433	-	-	(9,547)	478,886
3rd	2/28/2011	2/27/2013	488,422	-	-	(9,546)	478,876
4th	2/24/2012	2/24/2013	-	515,737	-	(5,138)	510,599
4th	2/24/2012	2/24/2014	-	515,720	-	(5,138)	510,582
4th	2/24/2012	2/24/2015	-	515,703	-	(5,138)	510,565
Total			2,672,935	1,547,160	(494,530)	(60,541)	3,665,024

III – Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting period	Exercise	Price of underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	value	dividends	interest rate	volatility

Partners options (*)
18th	2/27/2013	2/27/2016	-	34.66	28.87	2.91%	-	-
18th	2/27/2013	2/27/2018	-	34.66	27.25	2.91%	-	-

(*) The fair value of option is measured based on the fair value of Itaú Unibanco share at the granting date.

IV - Accounting effects arising from options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to June 30, 2013 was R$ (95,922) (R$ (88,214) from January 1 to June 30, 2012), as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16c).

In the Stockholders’ Equity, the effect was as follows:

	6/30/2013	6/30/2012
Amount received for the sale of shares – exercised options	142,592	193,673
(-) Cost of treasury shares sold	(162,728)	(217,730)
(+) Write-off of cost recognized of exercised options	46,372	86,991
Effect on sale (*)	26,236	62,934

(*) Recorded in revenue reserves.

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube A, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A., BSF Holding S.A., Tecnologia Bancária S.A., MCC Securities Inc. and MCC Corredora de Bolsa S.A..

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	6/30/2013	6/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012	Annual rate	6/30/2013	6/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Interbank investments	39,681,479	39,113,820	1,320,454	1,549,192		-	1,778,573	-	83,030
Itaú Unibanco S.A.	32,924,565	32,906,954	1,122,231	1,324,870		-	-	-	-
Grand Cayman Branch	6,756,914	6,206,866	198,223	224,322		-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	573,012	-	28,185
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Nota 2b)	-	-	-	-		-	186,989	-	8,220
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	1,018,572	-	46,625
Securities and derivative financial instruments	11,293,784	3,690,967	282,536	-		-	-	-	-
Grand Cayman Branch	11,293,784	3,690,967	282,536	-		-	-	-	-
Deposits	(101,930)	(5,056,765)	(2,429)	(224,322)		(1,108)	(2,274)	(2)	(1,840)
Itaú Unibanco S.A.	(101,930)	(5,056,765)	(1,930)	(224,322)		-	-	-	-
Duratex S.A.	-	-	-	-		(1,108)	(2,024)	(2)	(1,321)
Elekeiroz S.A.	-	-	-	-		-	-	-	(247)
Porto Seguro S.A.	-	-	-	-		-	-	-	(8)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	-	(186)
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Nota 2b)	-	-	-	-		-	(250)	-	(70)
Banco Investcred Unibanco S.A.	-	-	-	-		-	-	-	(1)
Other	-	-	(499)	-		-	-	-	(7)
Securities sold under repurchase agreements	-	-	-	-		(128,785)	(100,969)	(7,028)	(5,970)
Itaúsa Empreendimentos S.A.	-	-	-	-	100% of Selic	(40,665)	-	-	-
Duratex S.A.	-	-	-	-	100% of Selic	(31,579)	-	(5,299)	(517)
Elekeiroz S.A.	-	-	-	-	100% of Selic	(23,379)	-	(498)	(279)
Itautec S.A.	-	-	-	-	100% of Selic	(33,162)	-	(1,231)	-
FIC Promotora de Venda Ltda.	-	-	-	-		-	(13,740)	-	(448)
Facilita Promotora S.A.	-	-	-	-		-	(491)	-	(96)
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	(1,519)	-	(60)
Banco Investcred Unibanco S.A.	-	-	-	-		-	(18,500)	-	(899)
Maxfácil Participações S.A	-	-	-	-		-	(66,719)	-	(2,966)
Other	-	-	-	-		-	-	-	(705)
Amounts receivable from (payable to) related companies	(247)	(233)	-	-		(136,704)	(117,567)	-	-
Itaú Corretora de Valores S. A.	(247)	(233)	-	-		-	-	-	-
Itaúsa Investimentos Itaú S.A.	-	-	-	-		100	158	-	-
Porto Seguro S.A.	-	-	-	-		-	6,563	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	4,228	-	-
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Nota 2b)	-	-	-	-		-	(1,419)	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	(1,015)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	(3,703)	-	-
Fundação Itaú Unibanco	-	-	-	-		(54,815)	1,274	-	-
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		260	251	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-		-	(7,449)	-	-
Fundação BEMGEPREV	-	-	-	-		20	(8,128)	-	-
UBB Prev Previdência Complementar	-	-	-	-		4	(24,219)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-		(82,141)	(85,031)	-	-
Other	-	-	-	-		(132)	923	-	-
Banking service fees (expenses)	-	-	(1,601)	(1,649)		-	-	19,705	28,248
Itaú Corretora de Valores S. A.	-	-	(1,601)	(1,649)		-	-	-	-
Fundação Itaú Unibanco	-	-	-	-		-	-	15,995	11,948
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	2,703	2,442
UBB Prev Previdência Complementar	-	-	-	-		-	-	27	732
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-		-	-	-	916
Itaúsa Investimentos S.A.	-	-	-	-		-	-	-	573
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	-	485
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (*)	-	-	-	-		-	-	-	202
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	-	-	2
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	-	-	(6,084)
Porto Seguro S.A.	-	-	-	-		-	-	-	15,454
Other	-	-	-	-		-	-	980	1,578
Rent revenues (expenses)	-	-	(113)	(106)		-	-	(25,502)	(18,623)
Itaúsa Investimentos S.A.	-	-	(8)	(8)		-	-	(736)	-
Itaú Seguros S.A.	-	-	(80)	(75)		-	-	-	-
Fundação Itaú Unibanco	-	-	-	-		-	-	(19,925)	(13,504)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	(4,841)	(4,447)
Other	-	-	(25)	(23)		-	-	-	(672)
Donation expenses	-	-	-	-		-	-	(38,800)	(35,700)
Instituto Itaú Cultural	-	-	-	-		-	-	(38,000)	(34,900)
Associação Clube A	-	-	-	-		-	-	(800)	(800)
Data processing expenses	-	-	-	(14)		-	-	(132,462)	(140,764)
Itautec S.A.	-	-	-	(14)		-	-	(132,462)	(140,764)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 1,295 (R$ 4,691 from 01/01 to 06/30/2012) in view of the use of common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

b)	Compensation of Management Key Personnel

Resolution CMN n° 3,921, of November 25, 2010, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50%) should be mandatorily paid in shares and be deferred for payment in at least three (3) years.

To comply with the Resolution on compensation, Itaú Unibanco Holding was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to June 30, 2013, the accounting effect of the compensation is recorded in Compensation of Key Management Members in Compensation and Profit Sharing, in compliance with statutory limits.

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	01/01 to 06/30/2013	01/01 to 06/30/2012
Compensation	110,191	143,370
Board of Directors	7,561	3,354
Management members	102,630	140,016
Profit sharing	121,625	79,701
Board of Directors	5,632	1,500
Management members	115,993	78,201
Contributions to pension plans	1,856	5,639
Board of Directors	2	2
Management members	1,854	5,637
Stock option plan – Management members	85,223	79,116
Total	318,895	307,826

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	Book value		Market		Results		Stockholders’ equity
	6/30/2013	6/30/2012	6/30/2013	6/30/2012	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Interbank deposits	21,966,482	24,881,221	21,973,626	24,928,325	7,144	47,104	7,144	47,104
Securities and derivative financial instruments	272,788,759	214,369,241	273,483,130	215,329,763	(293,462)	2,487,409	694,371	960,522
Adjustment of available-for-sale securities					(997,124)	1,516,590	-	-
Adjustment of held-to-maturity securities					703,662	970,819	694,371	960,522
Loan, lease and other credit operations	352,814,403	329,732,517	354,350,908	331,583,644	1,536,505	1,851,127	1,536,505	1,851,127
Investments
BM&FBovespa	20,900	24,755	193,825	190,385	172,925	165,630	172,925	165,630
Cetip S.A.	291	291	10,369	11,668	10,078	11,377	10,078	11,377
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,303,550	1,213,400	2,329,532	1,715,205	1,025,982	501,805	1,025,982	501,805
Serasa S.A.	-	271,952	-	1,496,302	-	1,224,350	-	1,224,350
Parent company	-	179,911	-	1,404,261	-	1,224,350	-	1,224,350
Minority stockholders (3)	-	92,041	-	92,041	-	-	-	-
Fundings and borrowings (4)	197,388,744	205,738,523	197,860,516	205,924,560	(471,772)	(186,037)	(471,772)	(186,037)
Subordinated debt (Note 10f)	54,688,215	43,746,410	54,344,101	44,053,353	344,114	(306,943)	344,114	(306,943)
Treasury shares	1,616,663	1,544,877	1,744,533	1,507,772	-	-	127,870	(37,105)
Total unrealized					2,331,514	5,795,822	3,447,217	4,231,830
(1) This does not consider the corresponding tax effects.

(2) Parent company of Porto Seguro S.A.

(3) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING.

(4) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturity over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in companies BM&FBOVESPA, CETIP and Porto Seguro at the share value in stock exchanges and Serasa S.A. based on the historical average of Price/Income ratio of its parent company.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Note 19 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted. The effects from adopting this Resolution, when applicable, are presented on a comparative basis in the notes to the financial statements; however, these effects have no impact on the financial statements of June 30,2012.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 19c.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

a) Description of the Plans

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2) Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3) Itaú Defined Benefit Plan (1) Itaú Defined Contribution Plan (2) Unibanco Pension Plan (3) Prebeg benefit plan (1)

Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2) Redecard Supplementary Plan (3)

UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1) (4)

Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan;

(4) Plan arising from the process of merging the IJMS Plan by the Basic Plan, both managed by UBB Prev, approved by the Superintendency of Supplementary

Social Security(PREVIC) on December 28, 2012.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	6/30/2013	6/30/2012
Discount rate (1)	8.16% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2008/2010	Itaú Exp. 2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on a study that adopts the methodology of following up the interest rate of long-term securities issued by Brazilian Treasury, indexed to inflation rates, and on the analysis of changes in the interest curves up to the actuarial valuation base date. The Discount Rate assumption was changed in 2012 so as to be consistent with the economic scenario at the balance sheet date.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Actuarial assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company, for biometric/demographic assumptions, and studies coordinated by the Investment Officer of EFPC regarding the economic assumptions.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore the increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At June 30, 2013 the allocation of plan assets and the allocation target for 2013, by type of asset, are as follows:

	Fair value		% Allocation
Types	06/30/2013	06/30/2012	06/30/2013	06/30/2012	2013 Target
Fixed income securities	14,029,421	11,217,192	91.68%	91.76%	53% to 100%
Variable income securities	703,139	628,634	4.60%	5.14%	0% to 20%
Structured investments	17,453	14,561	0.11%	0.12%	0% to 10%
Foreign Investments	-	-	0.00%	0.00%	0% to 5%
Real estate	526,918	341,158	3.44%	2.79%	0% to 7%
Loans to participants	25,983	23,267	0.17%	0.19%	0% to 5%
Total	15,302,914	12,224,812	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 597,641 (R$ 474,131 at 06/30/2012), and real estate rented to Group companies, with a fair value of R$ 494,163 (R$ 293,126 at 06/30/2012).

Fair value

The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012 and 2013, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	6/30/2013	6/30/2012
1 - Net assets of the plans	15,302,914	12,224,812
2 - Actuarial liabilities	(13,084,746)	(10,612,531)
3- Surplus (1-2)	2,218,168	1,612,281
4- Asset restriction (*)	(2,206,379)	(1,354,081)
5 - Net amount recognized in the balance sheet (3-4)	11,789	258,200
Amount recognized in Assets (Note 13a)	477,949	449,954
Amount recognized in Liabilities (Note 13c)	(466,160)	(191,754)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

V- Change in the net amount recognized in the balance sheet:

	6/30/2013
	Net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	15,072,202	(12,905,894)	2,166,308	(2,137,207)	29,101
Cost of current service	-	(49,822)	(49,822)	-	(49,822)
Net interest (1)	600,777	(512,102)	88,675	(87,355)	1,320
Benefits paid	(360,161)	360,161	-	-	-
Contributions of sponsor	18,900	-	18,900	-	18,900
Contributions of participants	6,272	-	6,272	-	6,272
Effects on asset ceiling	-	-	-	22,489	22,489
Actuarial gain/(loss) (3) (4)	(35,076)	22,911	(12,165)	(4,306)	(16,471)
Value at end of the period	15,302,914	(13,084,746)	2,218,168	(2,206,379)	11,789

	6/30/2012
	Net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	11,772,927	(10,413,448)	1,359,479	(1,262,610)	96,869
Cost of current service	-	(42,214)	(42,214)	-	(42,214)
Net interest (1) (2)	651,243	(492,477)	158,766	(87,198)	71,568
Benefits paid	(335,608)	335,608	-	-	-
Contributions of sponsor	20,551	-	20,551	-	20,551
Contributions of participants	6,814	-	6,814	-	6,814
Effects on asset ceiling	-	-	-	(91,471)	(91,471)
Actuarial gain/(loss) (3) (4)	108,885	-	108,885	87,198	196,083
Value at end of the period	12,224,812	(10,612,531)	1,612,281	(1,354,081)	258,200

(1) Calculated based on the initial value of the period, less the average value of payments/receipts of benefits/contributions multiplied by the discount rate of 8.16% (9.72% at 12/31/2012).

(2) On 12/31/2012 it was used rate of 11.60% to calculate the expected return on plan net assets.

(3) Gains/losses recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(4) The actual return on assets amounted to R$ 565,701(R$ 760,128 at at June 30, 2012).

VI- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 a 06/30/2013	01/01 a 06/30/2012	6/30/2013	6/30/2012
Cost of current service	(49,822)	(42,214)	-	-
Net interest	1,320	71,568	-	-
Effects on asset ceiling	-	-	22,489	(91,471)
Actuarial gain/(loss)	-	-	(10,199)	202,897
Total Amounts Recognized	(48,502)	29,354	12,290	111,426

During the period, contributions made totaled R$ 18,900 (R$ 20,551 from January 1 to June 30, 2012). The contribution rate increases based on the beneficiary’s salary.

In 2013, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 35,494.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
A seguir apresentamos a estimativa de pagamentos de benefícios para os próximos 10 anos:	708,111
Período	740,621
2013	761,722
2014	783,866
2015	806,162
2018 to 2022	4,399,475

VII- Sensitivity of defined benefit obligation

The impact of the change in the discount rate assumption by 0.5% on actuarial liability is as follows:

Change in Assumption	Effect on Actuarial Liability	R$	Percentage
- Decrease by 0.5%	Increase	868,151	6.42%
- Increase by 0.5%	Decrease	(778,961)	(6.04)%

d) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	6/30/2013			6/30/2012
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,645,829	(317,834)	2,327,995	1,756,562	(313,376)	1,443,186
Net interest	102,990	(12,935)	90,055	97,434	(17,383)	80,051
Contribution	(67,932)	-	(67,932)	(74,671)	-	(74,671)
Effects on asset ceiling	-	-	-	-	(528)	(528)
Financial Gain/(Loss)	6,229	801	7,030	9,835	17,383	27,218
Amount - end of the period (Note 13a)	2,687,116	(329,968)	2,357,148	1,789,160	(313,904)	1,475,256

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 a 06/30/2013	01/01 a 06/30/2012	6/30/2013	6/30/2012
Contributions	(67,932)	(74,671)	-	-
Net interest	90,055	80,051	-	-
Financial Gain/(Loss)	-	-	7,030	27,218
Effects on asset ceiling	-	-	-	(528)
Total Amounts Recognized	22,123	5,380	7,030	26,690

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 89,139 (R$ 96,864 from January 1 to June 30, 2012), of which R$ 67,932 (R$ 74,671 from January 1 to June 30, 2012) arises from pension funds.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding are as follows:

I - Change in the net amount recognized in the balance sheet:

	6/30/2013	6/30/2012
At the beginning of the period	(148,523)	(120,154)
Cost of interest	(6,213)	(5,689)
Benefits paid	3,365	2,702
Actuarial loss	(6,828)	-
At the end of the period (Note 13c)	(158,199)	(123,141)

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 a 06/30/2013	01/01 a 06/30/2012	6/30/2013	6/30/2012
Net interest	(6,213)	(5,689)	-	-
Benefits paid	3,365	2,702	-	-
Actuarial loss	-	-	(6,828)	-
Total Amounts Recognized	(2,848)	(2,987)	(6,828)	-

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2013	6,136
2014	6,671
2015	7,233
2016	7,796
2017	8,409
2018 to 2022	52,171

III - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1.0% decrease	1.0% decrease
Service cost and cost of interest	Income	2,161	(1,699)
Present value of obligation	Asset valuation adjustment	26,486	(20,819)

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	6/30/2013	6/30/2012	6/30/2013	6/30/2012	6/30/2013	6/30/2012	6/30/2013	6/30/2012	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Assets
Current assets and long-term receivables
Cash and cash equivalents	4,343,549	2,587,434	2,617,836	2,659,289	347,831	329,114	570,591	1,110,272	1,289,855	869,412	8,347,090	5,960,362
Interbank investments	13,299,428	14,500,152	1,930,746	1,472,125	3,076,962	2,990,397	8,580,407	6,945,425	243,703	967,086	16,849,773	14,220,606
Securities	59,199,927	47,274,304	4,580,757	4,324,376	2,273,305	1,678,713	5,177,406	5,393,394	27,140	29,911	70,451,726	57,868,761
Loan, lease and other credit operations	40,964,131	32,071,192	31,153,843	22,877,655	8,006,145	7,724,425	105,456	316,280	595	799	80,163,557	62,929,532
Foreign exchange portfolio	45,388,661	28,772,844	715,657	454,267	4,121,160	2,955,473	247,290	305,096	-	-	49,768,581	32,280,039
Other assets	3,738,294	2,874,809	4,667,573	2,968,756	490,755	311,120	1,766,434	1,005,962	194,370	139,139	10,597,271	7,158,237
Permanent assets
Investments	15,580	23,688	5,459	5,125	9,533	4,107	60,874	51,061	486,486	5,440	34,116	38,362
BPI	-	-	-	-	-	-	-	-	-	-	-	-
Other investments	15,580	23,688	5,459	5,125	9,533	4,107	60,874	51,061	486,486	5,440	34,116	38,362
Fixed and intangible assets	20,548	28,169	587,587	528,076	167,896	183,892	683	1,648	19,679	17,233	796,392	759,019
Total	166,970,118	128,132,592	46,259,458	35,289,669	18,493,587	16,177,241	16,509,141	15,129,138	2,261,828	2,029,020	237,008,506	181,214,918

Liabilities
Current and long-term liabilities
Deposits	37,502,779	47,573,545	30,440,136	24,457,229	6,875,726	6,127,817	1,572,049	5,194,388	-	-	68,177,516	71,295,247
Demand deposits	9,639,663	9,099,794	8,923,185	6,483,815	4,084,319	3,332,815	747,163	333,448	-	-	22,570,994	17,649,361
Savings deposits	-	-	4,459,275	3,461,638	-	-	-	-	-	-	4,459,275	3,461,638
Interbank deposits	11,044,894	8,873,219	176,753	145,312	1,637,974	823,465	824,886	-	-	-	7,173,416	9,361,366
Time deposits	16,818,222	29,600,532	16,880,923	14,366,464	1,153,433	1,971,537	-	4,860,940	-	-	33,973,831	40,822,882
Deposits received under securities repurchase agreements	18,353,238	8,657,246	592,644	206,734	-	-	2,606,293	1,350,994	-	-	18,363,309	7,920,571
Funds from acceptance and issuance of securities	5,679,067	3,636,952	3,041,016	1,688,786	4,369,461	4,070,890	2,346,820	2,856,386	-	-	15,422,266	12,217,037
Borrowings	26,176,628	16,326,738	2,404,391	2,160,905	405	589,782	222	20,371	-	-	28,581,645	19,097,797
Derivative financial instruments	2,621,526	1,911,147	424,426	252,591	663,371	600,499	696,454	825,888	-	-	3,910,296	2,896,008
Foreign exchange portfolio	45,490,698	28,801,219	716,674	456,063	4,101,541	2,956,494	251,538	299,161	-	-	49,856,262	32,305,296
Other liabilities	21,061,928	12,287,008	2,880,413	2,266,683	308,985	400,244	1,547,648	1,888,004	179,409	101,489	25,652,379	16,741,084
Deferred income	87,850	53,447	1,787	7,448	22,755	18,669	-	33	1,330	1,220	113,722	80,817
Minority interest in subsidiaries	-	-	225	222	17	68	874,788	798,525	-	3	875,030	798,815
Stockholders’ equity
Capital and reserves	9,376,151	8,104,647	5,380,277	3,516,726	2,050,855	1,600,297	6,826,131	1,944,823	2,086,387	2,131,267	25,195,814	17,247,797
Net income for the period	620,253	780,643	377,469	276,282	100,471	(187,519)	(212,802)	(49,435)	(5,298)	(204,959)	860,267	614,449
Total	166,970,118	128,132,592	46,259,458	35,289,669	18,493,587	16,177,241	16,509,141	15,129,138	2,261,828	2,029,020	237,008,506	181,214,918
Statement of Income
Income from financial operations	1,923,176	1,812,307	1,646,976	1,249,993	226,440	131,607	(268,448)	130,797	(968)	5,031	3,421,908	3,209,455
Expenses of financial operations	(1,076,084)	(799,371)	(591,404)	(496,926)	(53,063)	(68,806)	99,100	(110,360)	(68)	(226)	(1,523,387)	(1,365,429)
Result of loan losses	(169,274)	(186,159)	(158,084)	(62,836)	(3,909)	1,241	-	-	(76)	(40)	(331,343)	(247,793)
Gross income from financial operations	677,818	826,777	897,488	690,231	169,468	64,042	(169,348)	20,437	(1,112)	4,765	1,567,178	1,596,233
Other operating revenues (expenses)	(57,565)	(45,983)	(385,974)	(345,965)	(47,977)	(94,786)	(43,454)	(69,872)	1,671	(42,231)	(545,153)	(588,708)
Operating income	620,253	780,794	511,514	344,266	121,491	(30,744)	(212,802)	(49,435)	559	(37,466)	1,022,025	1,007,525
Non-operating income	-	(48)	2,533	1,363	(3,533)	(147,976)	-	-	995	(153,430)	(841)	(300,763)
Income before taxes on income and profit sharing	620,253	780,746	514,047	345,629	117,958	(178,720)	(212,802)	(49,435)	1,554	(190,896)	1,021,184	706,762
Income tax	-	(103)	(120,188)	(69,229)	(14,942)	(8,412)	-	-	(6,852)	(14,063)	(141,983)	(91,808)
Statutory participation in income	-	-	(16,369)	(99)	(2,544)	(389)	-	-	-	-	(18,913)	(488)
Minority interest in subsidiaries	-	-	(21)	(19)	(1)	2	-	-	-	-	(21)	(17)
Net income (loss)	620,253	780,643	377,469	276,282	100,471	(187,519)	(212,802)	(49,435)	(5,298)	(204,959)	860,267	614,449
(1)	Itaú Unibanco S.A. - Grand Cayman, New York and Tokyo Branches, ITAÚ UNIBANCO HOLDING S.A - Grand Cayman Branch, Banco Itaú-BBA S.A - Nassau Branch; only at 06/30/2012, Unibanco Grand Cayman Branch and Itaú Unibanco S.A. - Nassau Branch.
(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Sociedad de Bolsa S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay, Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V ., MCC Asesorias Limitada (50%), MCC Securites INC. (50%), Itaú BBA SAS and MCC Corredora de Bolsa (50,0489%); only at 06/30/2012, EF Securitizadora S.A.; only at 06/30/2013, Itaú BBA Colômbia.
(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman Ltd., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itaú BBA International PLC; only at 06/30/2012, Banco Itau BBA International S.A .
(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), UBT Finance S.A., Itaú Cayman Directors Ltd. and Itaú Cayman Nominees Ltd.; only at 06/30/2012, Unibanco Cayman Bank Ltd. and Unipart Partic. Internac. Ltd.
(5)	Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, Topaz Holding Ltd., Itaú USA Inc., Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited, Unipart B2B Investments, S.L., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú (Beijing) Investment Consultancy Limited, Itaú UK Asset Management Limited, Itaú Asia Limited and Itau USA Asset Management INC; only at 06/30/2012, Zux Cayman Company Ltd. and Líbero Trading International Ltd.; only at 06/30/2013, Itaú Singapore Securities Pte. Ltd.
(6)	Foreign consolidated information presents balances net of eliminations from consolidation.

Note 21 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING's operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING’s risk portfolio is managed considering the best risk-return ratio;

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possibility of impact on ITAÚ UNIBANCO HOLDING’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, of June 30, 2011, ITAÚ UNIBANCO HOLDING implemented its capital management structure and is preparing the first report on internal capital adequacy assessment process (ICAAP), to be submitted to BACEN in September 2013, at the June 2013 reporting date.

The capital management process supports ITAÚ UNIBANCO HOLDING through a continuing process of:

•	Monitoring the capital requirement kept by ITAÚ UNIBANCO HOLDING in normal and stress scenarios, taking into account regulatory requirements and the Board of Directors’ guidelines;
•	Planning targets and capital requirements, taking into account ITAÚ UNIBANCO HOLDING’s strategic objectives;
•	Adopting a proactive attitude in relation to capital management.

ITAÚ UNIBANCO HOLDING’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with market best practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that the ITAÚ UNIBANCO HOLDING’s risks are being managed in accordance with established policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance/Risk Management – Circular 3.477 – Pillar 3.

I – Market risk

Market risk is the possibility of incurring losses arising from the variations in the market values of positions held by a financial institution, including the risks of transactions subject to the variations in foreign exchange and interest rates, and equities, of price indexes and commodity prices among other indexes on these risk factors.

The market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due market changes, aiming at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

The scope of the market risk control carried out by ITAÚ UNIBANCO HOLDING is extended to all the financial instruments included in the portfolios of companies under its responsibility. In this sense, the ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464 of June 26, 2007, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING strategy towards control and management of market risk of all business units and legal entities of the ITAÚ UNIBANCO HOLDING.

The document that details the guidelines set out by the corporate guidelines on market risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

Itau Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise within the group to support operations in specific markets.

The process for managing market risks of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk (portfolio level) to granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are issued to the top management.

The structure of limits and alerts follows the guidelines of the Board of Directors and is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI). The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	Providing more assurance to all executive levels that the assumption of market risks is in line with the ITAÚ UNIBANCO HOLDING and the risk-return objective;
•	Promoting the disciplined and educated discussion on the global risk profile and its evolution over time;
•	increasing transparency on the way the business seeks the optimization of results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The control of market risk is carried out by an area independent from the business and audit ones, and is responsible for carrying out daily measurement, assessment, analysis and report activities to the areas and people in charge, pursuant to governance establishedand monitoring the actions required to adjust the position and/or risk level. For this purpose, the ITAÚ UNIBANCO HOLDING relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and to prevent positions from breaching relevant limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The market risk framework categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the Capital Accord and subsequent amendments.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business, such as funding and loans, and also includes derivatives with eligible clients and transactions related to the management of the balance sheet of the institution, including by way of derivatives. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by ITAÚ UNIBANCO HOLDING are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations.
•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time;

•	Stop loss: maximum loss that a certain portfolio classified in the trading portfolio is authorized to reach.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems basically takes place in São Paulo, in an access-controlled, of high availability, environment, with data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

In June 2013, ITAÚ UNIBANCO HOLDING recorded a Total Global VaR of R$ 260 million (R$ 402 million in June 2012).

II – Credit risk

Credit risk is the possibility of incurring losses in connection with: (i) the breach by the borrower or counterparty of the respective agreed-upon financial obligations, (ii) the devaluation of loan agreement due to downgrading of the borrower’s risk rating, (iii) the reduction in gains or compensation, (iv) the advantages given upon renegotiation and (v) the recovery costs.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

The purpose of ITAÚ UNIBANCO HOLDING’s credit risk management is to keep the quality of loan portfolio in levels suitable for each market segment in which it operations, and to create value to the stockholders by analyzing the risk-adjusted return.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery of transactions.

III – Operational risk

For ITAÚ UNIBANCO HOLDING operational risk is defined as the possibility that strategic, tactical or operational objectives are negatively impacted due to uncertain events caused by failures, personnel and systems, or external events. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING.

The purposes of operational risk management is to identify, evaluate, measure and respond to the ITAÚ UNIBANCO HOLDING’s operational risks and monitor them for the purpose of maintaining losses and risks within the limits established by ITAÚ UNIBANCO HODLING and to ensure adherence to the internal guidelines and current regulation. The managers of the business and support areas use corporate methodologies that are built and made available by the operational risk and internal control and compliance areas to support the management process.

The operational risk control is the process of measurement, monitoring and reporting of the organization’s risk aimed at ensuring that ITAÚ UNIBANCO HODLING’s risk profile is within the limits established by Senior Management and that Senior Management is informed of the main risks of the institution in a timely manner. This control is carried out by the operational risk, internal control and compliance areas, which, in turn, use control methodologies and risk information generated by the business areas. Within the governance of the operational risk management process, there are specific operational risk and control forums conducted by the internal control and compliance areas where the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business areas executives.

The set of principles, governance, roles and responsibilities, methodologies and procedures that support the operational risk management process applied to products, services, activities, processes and systems is described and published in an operational risk management institutional norm. A summarized version of such policy is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

On April 30, 2008, BACEN published Circular No. 3.383 and Circular Letters Nos. 3,315 and No. 3,316, which establish the criteria for calculation of PRE related to the operational risk (POPR), addressed by Resolution No. 3,490, July 1, 2008. Therefore, since this date, ITAÚ UNIBANCO HOLDING has allocated capital to Operational Risk using the Alternative Standardized Approach.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not be being able to efficiently meeting its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING operates, simulating the behavior of cash flow under stress conditions, assessing and previously reporting risks inherent in new products and transactions, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Underwriting risk

Underwriting risk is the possibility of incurring losses arising from insurance, pension plan and capitalization operations that are contrary to the organization’s expectations and that are directly or indirectly associated with the technical and actuarial bases used to calculate premiums, contributions and technical reserves.

The insurance risk management process is supported by roles and responsibilities determined by the business and risk control areas so as to reinforce the separation of the management and control activities and, therefore, ensure the independence between the areas. Additionally, there is a governance process that ensures an independent validation of the products and negotiations in question, ensuring compliance with the many internal and regulatory demands.

Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currency were:

	6/30/2013	6/30/2012
Permanent foreign investments	26,056,081	17,862,246
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(44,506,230)	(29,111,031)
Net foreign exchange position	(18,450,149)	(11,248,785)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	6/30/2013	6/30/2012	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Investment funds	445,752,462	367,589,121	445,752,462	367,589,121	2,153	1,999
Fixed income	410,525,819	335,980,835	410,525,819	335,980,835	1,775	1,660
Shares	35,226,643	31,608,286	35,226,643	31,608,286	378	339
Managed portfolios	233,709,149	158,049,118	162,716,519	117,284,244	15,697	15,331
Customers	112,183,423	96,772,168	79,367,533	79,445,859	15,637	15,265
Itaú Group	121,525,726	61,276,950	83,348,986	37,838,385	60	66
Total	679,461,611	525,638,239	608,468,981	484,873,365	17,850	17,330

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	6/30/2013	6/30/2012
Monthly estimate of installments receivable from participants	99,988	78,579
Group liabilities by installments	7,737,248	5,862,983
Participants – assets to be delivered	7,123,939	5,439,149
Funds available for participants	741,964	596,934
(In units)
Number of managed groups	820	790
Number of current participants	317,173	240,364
Number of assets to be delivered to participants	181,712	138,900

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from January 1 to June 30, 2013 and 2012 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 3,376,771 (R$ 2,702,467 at June 30, 2012). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 38,000 (R$ 34,900 from January 1 to June 30, 2012).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to June 30, 2013, the consolidated companies made donations to Clube “A” in the amount of R$ 800 (R$ 800 from January 1 to June 30, 2012).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	01/01 to 06/30/2013	01/01 to 06/30/2012
Provision for contingencies - Economic plans (Note 12)	(78,451)	(93,387)
Market value based on the share price – BPI (Note 15a II)	-	(305,447)
Total	(78,451)	(398,834)

l)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offset of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

Independent Auditor’s Report

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying financial statements of Itaú Unibanco Holding S.A. (the “Bank”) standing alone, which comprise the balance sheet as at June 30, 2013 and the statements of income, changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at June 30, 2013 and the consolidated statements of income and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the Bank’s and the Consolidated financial position as at June 30, 2013, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other matters

Statement of value added

We also have audited the Bank’s and the Consolidated statements of value added for the six-month period ended June 30, 2013, the presentation of which is required by the Brazilian corporate legislation for listed companies. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, July 29, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

According to its Charter (available on website www.itau-unibanco.com.br/ir), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent and the internal auditors, and for the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and its subsidiary and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls and compliance.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate, in conformity with the accounting practices adopted in Brazil arising from the Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados, as well as in conformity with the International Financial Reporting Standards (IFRS).

Internal Audit focuses on issues which present the highest risk potential, on the assessment of internal controls and risk management systems, on the evaluation of the quality of processes and on by remote monitoring of risks.

Committee Activities

The Committee met fourteen times in the period from February 2013 to July 2013, a total of 20 days. In addition, in a session held on July 29th, the Committee analyzed the financial statements as of June 30, 2013 as well as examined and approved the Audit Committee Report and this Summary on the activities performed in the semester up to that baseline date.

Risk Management and Internal Controls

In the first half of 2013, during meetings with Officers responsible for Risk Control and Finance, the Committee examined the aspects related to risk management and control in the Conglomerate, with emphasis on credit, liquidity, market operational and subscription risks. Through meetings with the Officer in charge of the internal control and compliance, the Committee also monitored the implementation and application of the framework for operational risk management.

Based on the information brought to its attention, the Audit Committee considers to be positive the efforts that have been made to ensure the effectiveness of the existing internal controls and risk management systems.

The Committee has also been monitoring the efforts of Itaú Unibanco to converge to Basel II recommendations in relation to the development of the Company’s internal risk management models, which should result in better controls in the integrated management of the businesses.

It also considers that the approach that the Organization has adopted to prepare itself for the use of internal models as required by Basel II is firmly established and properly focused.

Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

The Audit Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be adopted in accordance with the corporate guidelines. Based on the information brought to its attention from the areas in charge, on the work carried out by the Internal Audit and on the reports prepared by the external auditors, the Audit Committee concludes that no deficiencies were identified in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Organization.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee’s members to form a well-based opinion as to the integrity of the financial accounting statements and of the financial reports.

The Committee assesses as fully satisfactory the amount and the quality of the information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements. The Committee did not identify situations that could affect the objectivity and independence of the external auditors.

Internal Audit

The Audit Committee approves the annual working plan of the Internal Audit and the revised version of this plan for the second half of the year and, on a quarterly basis, monitors its compliance, making itself aware of work performed that was not planned and providing an opinion on the cancellation of works envisaged in the plan.

The Committee evaluates positively the coverage and quality of the work performed by the internal auditors. The results presented monthly during the Committee’s meetings did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Consolidated Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements. It discussed this subject with PricewaterhouseCoopers and with Senior Management of the Conglomerate. An evaluation was also made of the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with the generally accepted accounting principles applicable to institutions that have authorization to carry out operations from the Banco Central do Brasil or subject to regulation by the Superintendência de Seguros Privados.

Recommendations

Regular meetings were held with the Chairman of the Board of Directors and with the Chief Executive Officer of Itaú Unibanco. During those meetings, the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

Conclusion

This Audit Committee, with due consideration to its responsibilities and to the natural limitations due to the scope of its activities, recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A., for the semester ended on June 30, 2013.

São Paulo, July 29th, 2013.

The Audit Committee

Gustavo Jorge Laboissière Loyola – President

Alkimar Ribeiro Moura

Eduardo Augusto de Almeida Guimarães

Geraldo Travaglia Filho

Guy Almeida Andrade – Financial Expert

Luiz Alberto Fiore

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having examined the financial statements for the period from January to June 31, 2013, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, July 29, 2013.

IRAN SIQUEIRA LIMA

President

ALBERTO SOZIN FURUGUEM

Member

LUIZ ALBERTO DE CASTRO FALLEIROS

Member